Form 10-K, Exhibit 13
period 2015-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2015-12-21
CIK 1616741

Annual Report 2015

CONSOLIDATED AND COMBINED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2015	2014	% Change

Revenues	$122,882	129,162	(4.9)
Operating profit	$5,586	5,343	4.5
Income before income taxes	$5,474	5,241	4.4
Net income	$3,339	3,197	4.4
Per common share:
Basic	$1.02	.99	3.0
Diluted	$1.02	.99	3.0

Total Assets	$59,526	61,134	(2.6)
Total Debt	$—	7,282	(100.0)
Shareholders' Equity/Net Investment	$37,202	32,722	13.7
Common Shares Outstanding (1)	3,273	3,243	.9
Book Value Per Common Share	$11.37	10.09	12.7

(1) For comparative purposes, for the year ended September 30, 2014, the number of common shares outstanding is based on the 3,242,524 shares of our common stock that was distributed to the shareholders of FRP in connection with the Spin-off and distribution on January 30, 2015.

BUSINESS. The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company, is to transport petroleum and other liquids and dry bulk commodities.

OBJECTIVES. The Company’s objectives are to continue building a substantial transportation company providing sound long-term growth, cash generation and asset appreciation.

GROWTH PLAN

Internal growth is accomplished by a dedicated and competent work force emphasizing superior service to customers in existing markets, developing new transportation services for customers in current market areas and expanding into new market areas.

External growth is designed to broaden the Company’s geographic market area and delivery services by acquiring related businesses.

To Our Shareholders

Fiscal 2015 was highlighted by the completion of the spin-off of our business from FRP Holdings, Inc. in the second quarter and the beginning of the Company’s future as a stand-alone public trucking company. Throughout the year our managers and employees focused on our core goals of (i) safety first, (ii) customer service and satisfaction, and (iii) instilling a culture where our drivers feel appreciated for the hard work and many sacrifices required of them to perform a very difficult job. This year, excluding the impact of the non-cash Pipeline impairment charge (discussed below), 2015 adjusted operating profit increased 43% to $7,660,000 and 2015 adjusted operating ratio improved to 93.8% versus last year’s 95.9%, more in line with our goals.

During the second quarter, as part of a competitive bid, we elected not to pursue a significant piece of business acquired in the Pipeline transaction (closed in early fiscal 2014). The absence of this business required us to take an impairment charge of $2,074,000 against the intangible asset “customer relationships”. Rather than lower our quoted rates to retain that business, management determined it was in our best interest to employ our capital and resources to find new business at better rates. During the latter half of the year, our sales team did an excellent job replacing those lost revenue miles. In the end, we were able to haul almost as many miles in fiscal 2015 (43,220,000) as we did in fiscal 2014 (43,865,000) while increasing our transportation revenue by $2,870,000.

Our company has a culture of “safety first”. Our mission is to send each of our employees home safely to their families every night. We teach safety and measure ourselves daily on our safety results. We set our safety performance well above the industry guidelines and we have consistently delivered on those results. Our companywide CSA scores were far superior to the industry guidelines and are tops among our peers. This year, I want to take this opportunity to mention one of our drivers in particular, Mr. Olin Banks. Olin was recognized earlier this year by the National Tank Truck Carriers’ Association as being one of the eight “champion” drivers for 2014 in the tank truck industry. Olin’s recognition was based on his 42 years and 4.6 million miles of safe driving. Congratulations Olin on this well-deserved honor and for your many years of service and loyalty to this Company.

Customer service and satisfaction are the keys to succeeding in this business. It takes dedication and strong leadership to fulfill the ever changing demands of our customers and I am confident we have the right senior management team in place to handle these challenges. But, more importantly, it takes a dedicated team in the field, starting with our drivers and working up through our mechanics, dispatchers, safety personnel and terminal managers, to consistently deliver on our promise of “safely delivering our customer’s products on-time and accurately”. Our customers are our partners, many of which have been with us for over a decade, and we do not take their commitment to our partnership lightly. We are proud to say that for the 5th consecutive year we were awarded the Carrier of the Year by Murphy USA (our largest customer) and also received the 2015 Flawless Execution award from Marathon Petroleum Corp. I want to say thank you to all of our customers for their continued loyalty and for the opportunities to succeed that they provide to us every day.

The demand for drivers continues to increase with the expansion of the US economy while the pool of qualified drivers so far has not grown at a sufficient pace to meet that demand. Fortunately, we have a long list of drivers in our Company that have been with us for many years and we are ever thankful for their continued service and loyalty as they provide a solid platform to maintain a very vibrant and successful core business. But, finding and retaining qualified drivers to grow our business is an ever increasing challenge. The trend we are seeing today is that the pool of qualified drivers around the country is continuing to get older and the younger “millennial” generation is not as interested as its predecessors in the career of truck driving. Our driver/training pay and recruiting costs continue to rise as we look to attract qualified drivers and to provide them with the proper training they need to do their jobs safely and accurately. In an effort to improve our success rate against this challenging trend, we are continuing to work with two third-party consultants. Through the implementation of a new software program, the first consultant is helping us to identify, communicate with and ultimately hire qualified drivers much more quickly than we were able to do in the past. The second consultant is helping us determine (pre-hire) which new driver applicants are less likely to turnover early on in their careers with us thus adding new and valuable information into our hiring decision making process. Hiring the right people has always been one of our Company’s core values and it is even more important today.

We have long believed that maintaining a late model fleet of tractors and trailers provides many benefits to the Company. We have been aggressive over the past several years with our replacement cycle and, as of September 30, 2015 the average age of our tractor fleet was 3.46 years, down from 4.15 years in 2011. The benefits we believe we achieve from this strategy are several fold and include driver attraction and satisfaction, less exposure to severe mechanical repairs, greater fuel economy and improved safety technologies as the manufacturers continue to retool their designs every year to provide the industry with more and more benefits in these two areas. As long as we consistently produce solid cash from operations we will continue this strategy.

Fiscal 2015 saw diesel fuel prices drop dramatically starting in the 2nd quarter thus our company revenues (which include fuel surcharge revenues) dropped dramatically as well, down just over $9 million in fiscal 2015 versus fiscal 2014. However, the total cost of fuel to the company also dropped by nearly the same $9 million, resulting in a relatively neutral impact on the Company’s bottom line results for the fiscal year.

Our primary goal for our shareholders is to grow profitably while maintaining a strong balance sheet and solid returns on capital employed. Management believes that we need to be a leader in our industry at attracting, hiring and retaining drivers. We will continue to focus more of our resources on meeting this goal. Our objective remains to grow our driver count to meet a strong customer demand. Due to the tight driver market, and our proven history of safe business practices and high customer satisfaction, we are optimistic we will improve our transportation revenues and bottom line results in fiscal 2016. As always, we do not take your continuing investment in our Company lightly and we want to thank you, our loyal shareholders, for your continued interest and support.

Respectively yours,

Thompson S. Baker II

Chairman, President & Chief Executive Officer

OUR BUSINESS

On January 30, 2015, FRP Holdings, Inc. ("FRP") completed the tax-free spin-off (the “Spin-off") of Patriot Transportation Holding, Inc., (the "Company" or "Patriot"). In the Spin-off, FRP distributed all of the outstanding stock of the Company to FRP's shareholders as of the record date of January 9, 2015. FRP’s shareholders received one share of Patriot (stock symbol “PATI”) for every three shares of FRP owned on the record date resulting in 3,242,524 of Patriot shares outstanding on the distribution date. Patriot now is an independent, publicly traded company, and FRP retains no ownership in Patriot.

Patriot was incorporated on August 5, 2014 in connection with a corporate reorganization that preceded the Spin-off. The business of the Company is conducted through our wholly-owned subsidiary, Florida Rock & Tank Lines, Inc. (“Tank Lines”), the same subsidiary through which FRP operated the transportation business prior to the Spin-off.

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2014 Gross Revenue Report issued by Bulk Transporter, we are the 15th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee. We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customers’ dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2015, we employed 696 revenue-producing drivers who operated our fleet of 477 tractors and 568 trailers from our 21 terminals and 9 satellite locations.

We are an important link in our customers’ fuel supply chain, transporting primarily from petroleum terminals to retail locations such as hypermarkets, convenience stores and truck stops.  We also provide the last mile of delivery service in the liquid chemical and dry bulk business primarily from distribution facilities or manufacturing facilities to the end user.  Cement and ash are delivered to concrete plants, powdered lime to industrial users and liquid chemicals primarily to the end user at a manufacturing plant or water treatment or storage facility.

During fiscal 2015, the Company purchased 59 new tractors and 27 trailers. Our fiscal 2016 capital budget includes 94 new tractors and 29 new trailers including binding commitments to purchase one tractor at September 30, 2015. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. At September 30, 2015 the Company operated a fleet of 477 tractors and 568 tank trailers, 1 truck that was being prepared for sale and 15 trucks that were being placed in service. The Company owns all of the tank trailers and tractors used to conduct our business, except for 3 tractors owned by owner-operators and 46 leased tractors that were acquired from Pipeline Transportation, Inc. in November, 2013.

Approximately 82% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2015, the Company’s ten largest customers accounted for approximately 58.9% of revenue. One of these customers, Murphy USA, accounted for 22.0% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice, but nine of our top 10 accounts have been customers for at least 10 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2015	2014	2013	2012	2011(c)
Summary of Operations:
Revenues	$122,882	129,162	112,120	103,476	97,801
Operating profit	$5,586	5,343	8,570	6,736	6,996
Interest expense	$112	109	19	27	27
Income from continuing
Operations	$3,339	3,197	5,216	4,092	4,411
Per Common Share (a):
Basic	$1.02	.99	1.61	1.26	1.36
Diluted	$1.02	.99	1.61	1.26	1.36
Discontinued
Operations, net	$—	—	—	97	223
Net income	$3,339	3,197	5,216	4,189	4,634
Per Common Share (a):
Basic	$1.02	.99	1.61	1.29	1.43
Diluted	$1.02	.99	1.61	1.29	1.43

Financial Summary:
Current assets	$11,796	11,685	11,011	15,944	28,039
Current liabilities	$12,103	9,950	10,838	10,437	10,298
Property and
equipment, net	$42,620	42,174	38,902	31,386	28,471
Total assets	$59,526	61,134	51,107	48,477	57,682
Long-term debt	$—	7,282	—	—	—
Shareholders’ equity/Net
Investment	$37,202	32,722	29,530	27,843	37,541
Net Book Value
Per common share (a)	$11.37	10.09	9.11	8.59	11.58
Other Data:
Weighted average common
shares – basic (a)	3,268	3,243	3,243	3,243	3,243
Weighted average common
shares – diluted (a)	3,275	3,243	3,243	3,243	3,243
Number of employees	979	942	871	812	786
Shareholders of record	440	—	—	—	—

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	$31,717	31,591	29,737	31,900	31,099	33,569	30,329	32,102
Operating profit (loss)	$1,833	1,237	(553)	491	1,673	2,339	2,633	1,276
Income (loss) before
income taxes	$1,807	1,214	(576)	456	1,644	2,311	2,599	1,260
Net income (loss)	$1,102	740	(351)	278	1,003	1,410	1,585	769

Earnings (loss) per common share (a):
Net income (loss)-
Basic	$.34	.23	(.11)	.09	.31	.43	.48	.24
Diluted	$.34	.23	(.11)	.09	.31	.43	.48	.24

Market price per common share (b):
High	$—	—	26.34	—	26.26	—	24.70	—
Low	$—	—	21.89	—	24.10	—	21.27	—

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences. For comparative purposes, for the years ended September 30, 2011 through September 30, 2014 and for the quarterly periods in fiscal 2014 through first quarter 2015, the number of common shares outstanding utilized for the calculation is based on the 3,242,524 shares of our common stock that was distributed to the shareholders of FRP in connection with the Spin-off and distribution on January 30, 2015.

(b) All prices represent Nasdaq reported high and low daily closing prices.

(c) Unaudited selected financial data derived from financial records of FRP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2015, we employed 696 revenue-producing drivers who operated our fleet of 477 tractors and 568 trailers from our 21 terminals and 9 satellite locations in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

Our industry is characterized by such barriers to entry as the time and cost required to develop the capabilities necessary to handle hazardous material, the resources required to recruit, train and retain drivers, substantial industry regulatory and insurance requirements and the significant capital investments required to build a fleet of equipment,establish a network of terminals and, in recent years, the cost to build and maintain sufficient information technology resources to allow us to interface with and assist our customers in the day-to-day management of their product inventories.

Our ability to provide superior customer service at competitive rates and to operate safely and efficiently is important to our success in growing our revenues and increasing profitability. Our focus is to grow our profitability by executing on our key strategies of (i) increasing our business with existing and new customers, particularly hypermarket and large convenience store chains, that are willing to compensate us for our ability to provide superior, safe and reliable service which facilitates their ability to grow their market share and footprint with confidence, (ii) expanding our service offerings with respect to dry bulk and chemical products particularly in markets where we already operate terminals, (iii) earning the reputation as the preferred employer for tank truck drivers in all the markets in which we operate and (iv) pursuing strategic acquisitions. Our ability to execute this strategy depends on continuing our dedicated commitments to customer service and safety and continuing to recruit and retain qualified drivers.

Our industry is experiencing a severe driver shortage. While we have been able to grow our driver count significantly over the past few years, we saw our average driver count drop by just over 2% year over year due in large part to our turnover rate rising to historically high levels over the past two years. As the need to hire drivers has risen across our industry the trend we are seeing is that more and more of the applicants are drivers with little to no experience in the tank truck business. While we put extraordinary efforts into training and retaining these new drivers, we believe this trend is having an impact not only on the higher turnover rates we have experienced but also in our safety numbers as both our product mix frequency rates were up in fiscal 2015 versus fiscal 2014. Our management team is keenly focused on continuing to grow our driver count in markets where there are opportunities for us to grow our business and to retain all of our drivers at the levels we have historically achieved while balancing the aforementioned trends and associated risks of the “new to the industry” driver applicant pool. In an effort to improve our success rate against this challenging trend, we are continuing to work with two third-party consultants. Through the implementation of a new software program, the first consultant is helping us to identify, communicate with and ultimately hire qualified drivers much more quickly than we were able to do in the past. The second consultant is helping us determine (pre-hire) which new driver applicants are less likely to turnover early on in their careers with us thus adding new and valuable information into our hiring decision making process.

There are several opportunities available today in our markets that will allow us to execute on our growth strategy so long as we can find, hire and retain qualified drivers to meet the demands of these opportunities. We believe the tighter driver market has and will continue to provide us with opportunities to capture new business and continue to improve upon our rate structure across the customer base. As these opportunities arise, we are willing to let certain lower priced business go in this environment to grow our business with customers willing to pay for our reliability and superior customer service.

We generate both transportation based revenue as well as fuel surcharge revenue. Our transportation revenue consists of base revenue for each delivery which is generally calculated by multiplying a negotiated mileage-based rate by the quantity of product delivered plus any fees for extra stops to load or unload, powered product unloading and toll cost reimbursements. These negotiated transportation rates compensate us both for transporting the products as well as for loading and unloading time.

While our base rates include a fixed amount to cover our cost of fuel using an assumed price for diesel, we have fuel surcharges in place with our customers that allow us to obtain compensation for any additional fuel expense incurred when the price of diesel rises above that assumed price. There is a time lag between fuel price fluctuations and changes to fuel surcharges to our customers. In a rapidly rising price environment this time lag can negatively impact the Company’s financial results as we must pay the higher fuel cost immediately but in most cases aren’t able to adjust fuel surcharges to our customers until the end of the month. Similarly, in a rapidly declining price environment this time lag can positively impact the Company’s financial results.

In recent years, some customer contracts have been modified to provide for reduced fuel surcharges but have been adjusted such that the base rates factor in a larger fuel expense to the customer by using a higher assumed price for diesel fuel. As a result of this trend, and the recent decline in the price of diesel, fuel surcharges have been declining as a percentage of our total revenue. The main factors that affect our total revenue are the number of revenue miles driven, rates per mile, quantity of products hauled and the amount of fuel surcharges.

Our operating costs primarily consist of the following:

•	Compensation and Benefits - Wages and employee benefits for our drivers and terminal support personnel is the largest component of our operating costs. These costs are impacted by such factors as miles driven, driver pay increases, driver turnover and training costs and additional driver pay due to temporary out-of-town deployments to serve new business;

•	Fuel Expenses - Our fuel expenses will vary depending on miles driven as well as such factors as fuel prices (which can be highly volatile), the fuel efficiency of our fleet and the average haul length;
8

•	Repairs and Tires – This category consists of vehicle maintenance and repairs (excluding shop personnel) and tire expense (including amortization of tire cost and road repairs). These expenses will vary based on such factors as miles driven, the age of our fleet, and tire prices.

•	Other Operating Expenses – This category consists of tolls, hiring costs, out-of-town driver travel cost, terminal facility maintenance and other operating expenses. These expenses will vary based on such factors as, driver availability and out-of-town driver travel requirements, business growth and inflation among others;

•	Insurance and Losses – This includes costs associated with insurance premiums, and the self-insured portion of liability, worker’s compensation, health insurance and cargo claims and wreck repairs. We work very hard to manage these expenses through our safety and wellness programs, but these expenses will vary depending on the frequency and severity of accident and health claims, insurance markets and deductible levels;

•	Depreciation Expense – Depreciation expense consists of the depreciation of the cost of fixed assets such as tractors and trailers over the life assigned to those assets. The amount of depreciation expense is impacted by equipment prices and the timing of new equipment purchases. We expect the cost of new tractors and trailers to continue to increase, impacting our future depreciation expense;

•	Rents, Tags and Utilities Expenses – This category consists of rents payable on leased facilities and leased equipment, federal highway use taxes, vehicle registrations, license and permit fees and personal property taxes assessed against our equipment, communications, utilities and real estate taxes;

•	Sales, General and Administrative Expenses - This category consists of the wages, bonus accruals, benefits, travel, vehicle and office costs for our administrative personnel as well as professional fees and amortization charges for intangible assets purchased in acquisitions of other businesses;

•	Corporate Expenses – Corporate expenses consist of wages, bonus accruals, insurance and other benefits, travel, vehicle and office costs for corporate executives, director fees, stock option expense and aircraft expense;

•	Gains/Loss on Equipment - Our financial results for any period may be impacted by any gain or loss that we realize on the sale of used equipment and losses on wrecked equipment. We periodically sell used equipment as we replace older tractors and trailers. Gains or losses on equipment sales can vary significantly from period to period depending on the timing of our equipment replacement cycle, market prices for used equipment and losses on wrecked equipment.

The following discussion includes certain non-GAAP financial measures (“adjusted”) within the meaning of Regulation G promulgated by the Securities and Exchange Commission (“Regulation G”) to supplement the financial results as reported in accordance with GAAP. The non-GAAP financial measures discussed below include adjusted net income, adjusted operating profit and adjusted operating ratio. These non-GAAP financial measures exclude the $2,074,000 intangible asset impairment charge incurred in second quarter 2015. Patriot uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, substitutes for GAAP financial measures. Refer to “Non-GAAP Financial Measures” below in this annual report for a more detailed discussion, including reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Management believes these adjusted measures better reflect our operating performance during the periods discussed and reflect how management evaluates our operational results. These measures are not, and should not be viewed as, substitutes for GAAP reporting measures.

To measure our performance, management focuses primarily on transportation revenue growth, revenue miles, our preventable accident frequency rate (“PAFR”), our operating ratio (defined as our operating expenses as a percentage of our operating revenue), turnover rate and average driver count (defined as average number of revenue producing drivers under employment over the specified time period) as compared to the same period in the prior year.

ITEM	FY 2015 vs. FY 2014
Transportation Revenue	Up 2.6%
Revenue Miles	Down by 1.5%
PAFR	Improved 6.2%
GAAP Operating Ratio	Improved .4%
Adjusted Operating Ratio	Improved 2.1%
Driver Turnover Rate	Up 17%
Average Number of Drivers	Down 2.3%

The Company’s operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity in the United States and the Southeast, driver availability and cost, government regulations regarding driver qualifications and limitations on the hours drivers can work, petroleum product demand in the Southeast which is driven in part by tourism and commercial aviation, and fuel costs. Internal factors include revenue mix, equipment utilization, Company imposed restrictions on hiring drivers under the age of 25 or drivers without at least two years of driving experience, auto and workers’ compensation accident frequencies and severity, administrative costs, and group health claims experience.

Highlights of Fiscal 2015

•	Net income increased $142,000 to $3,339,000 in comparison to the year ago same period. Adjusted net income increased $1,407,000 to $4,604,000 over the same period last year. The Company’s adjusted net income excludes the impact of the $1,265,000 after tax intangible asset impairment charge incurred in the second quarter of this fiscal year.
•	Operating profit increased $243,000 to $5,586,000 from fiscal 2014. Adjusted operating profit increased $2,317,000 to $7,660,000 compared to the same period last year. The Company’s adjusted operating profit excludes the impact of the $2,074,000 intangible asset impairment charge incurred in the second quarter of this fiscal year.
•	Operating ratio improved by 0.4% from 95.9% in the year ago same period to
10

95.5% this period. The adjusted operating ratio for the Company in the period was 93.8%, an improvement of 2.1 percentage points over the same period last year. The Company’s adjusted operating ratio excludes the impact of the $2,074,000 intangible asset impairment charge incurred in this period.

•	One time Spin-off costs of $327,000 were incurred during fiscal 2015 versus $346,000 in fiscal 2014.

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2015	%	2014	%	2013	%

Revenue miles (in thousands)	43,220		43,865		37,477

Revenues:
Transportation revenue	$111,294	90.6%	108,424	83.9%	93,227	83.1%
Fuel surcharges	11,588	9.4%	20,738	16.1%	18,893	16.9%
Total Revenues	122,882	100.0%	129,162	100.0%	112,120	100.0%

Cost of operations:
Compensation and benefits	49,050	39.9%	47,431	36.7%	40,095	35.8%
Fuel expenses	20,295	16.5%	29,281	22.7%	25,699	22.9%
Repairs & tires	7,876	6.4%	7,831	6.0%	6,862	6.1%
Other operating	4,520	3.7%	5,251	4.1%	3,820	3.4%
Insurance and losses	10,249	8.3%	10,729	8.3%	7,544	6.7%
Depreciation expense	8,486	6.9%	8,210	6.4%	7,202	6.4%
Rents, tags & utilities	3,892	3.2%	3,706	2.9%	2,435	2.2%
Intangible asset impairment	2,074	1.7%	—	0.0%	—	0.0%
Sales, general & administrative	9,188	7.5%	9,273	7.2%	8,789	7.9%
Corporate expenses	3,203	2.6%	2,685	2.1%	2,549	2.3%
Gain on equipment	(1,537)	(1.2%)	(578)	(.5%)	(1,445)	(1.3%)
Total cost of operations	117,296	95.5%	123,819	95.9%	103,550	92.4%

Total operating profit	$5,586	4.5%	5,343	4.1%	8,570	7.6%

Fiscal Year 2015 versus 2014

Net income for fiscal 2015 was $3,339,000 or $1.02 per share, an increase of $142,000 or $.03 per share compared to net income of $3,197,000 or $.99 per share in the same period last year. During the second quarter, as part of a competitive bid, we elected not to pursue a significant piece of business acquired in the Pipeline transaction (closed in early fiscal 2014). The absence of this business required us to take an impairment charge of $2,074,000 against the intangible asset “customer relationships”. Rather than lower our quoted rates to retain that business, management determined it was in our best interest to employ our capital and resources to find new business at better rates. During the latter half of the year, our sales team did an excellent job replacing those lost revenue miles. In the end, we were able to haul almost as many miles in fiscal 2015 (43,220,000) as we did in fiscal 2014 (43,865,000) while increasing our transportation revenue by $2,870,000. The Company’s adjusted net income for fiscal 2015 was $4,604,000, or $1.41 per share, an improvement of $1,407,000 or $.42 per share as compared to net income of $3,197,000, or $.99 per share, last fiscal year. 2015 adjusted operating profit increased 43% to $7,660,000 and 2015 adjusted operating ratio improved to 93.8% versus last year’s 95.9%, more in line with our goals.

For fiscal 2015, total revenue was down $6,280,000 due mainly to significantly lower fuel surcharges. Total revenue is made up of transportation revenue (up $2,870,000, a 2.6% improvement over the same period last year) and fuel surcharge revenue (down $9,150,000 due to the dramatic decrease in fuel prices experienced over the past 12 months). Comparing the lower fuel surcharge revenue ($9,150,000) to the lower fuel cost ($8,986,000) resulted in a $164,000 negative impact to the Company from the lower price of diesel in 2015 versus 2014.

Compensation and benefits expense was up significantly for a series of reasons including, an increase in pay for all of our drivers, higher driver training pay and an increase in support wages as we continue to hire people in the field to enhance our ability to hire and retain drivers to meet our customers’ growing demands. The demand for drivers continues to increase with the expansion of the US economy while the pool of qualified drivers so far has not grown at a sufficient pace to meet that demand; thus, finding and retaining qualified drivers to grow our business is an ever increasing challenge. Management believes that in order to be successful going forward we need to be a leader in our industry at attracting, hiring and retaining drivers and we will continue to focus more and more of our resources on meeting this goal.

Operating expenses improved by $731,000 over last year due in large part to lower out-of-town driver costs (as we improved on managing our customer’s business demands with more local drivers in fiscal 2015 versus 2014) and lower rigging, tolls, and operating supplies expense. Gains on equipment sales were up significantly in 2015 ($959,000) due in large part to the sale of 50 trailers during fiscal 2015 versus no trailer sales in fiscal 2014. Insurance and loss expense improved by $480,000 due in large part to lower workers’ comp expense. Depreciation expense increased $276,000 due to the increased cost of new tractors year over year. Corporate overhead saw an increase of $518,000 due mainly to higher medical claims, a significant repair to the corporate aircraft (management is in the process of selling a significant stake in the corporate aircraft to reduce the Company’s on-going expenses related thereto), higher management incentive compensation expense and the additional costs of operating as a stand-alone public company.

Fiscal Year 2014 versus 2013

Comparability for fiscal 2014 to fiscal 2013 is affected by the acquisition of the assets of Pipeline Transportation in the first quarter of fiscal 2014.

Revenues increased 15.2% and revenue miles increased 17.0% compared to fiscal 2013. Our loads increased 12.6% over the same period last year, and our average haul length increased 3.9%. We increased our business in most of our markets, resulting in more loads hauled at 16 of our 21 terminals. The terminals servicing the acquired Pipeline business accounted for 73% of the additional loads, including new business acquired independent of the Pipeline acquisition. The increase in the average haul length is primarily due to a higher than average haul length on the additional loads added during fiscal 2014. Revenue per mile decreased 1.7% over the same period last year, due to lower rates on the business acquired in the Pipeline acquisition and because revenue per mile generally declines as the average haul length increases.

Fuel surcharge revenue decreased .8% as a percentage of total revenue due to lower fuel surcharges on the acquired business and an increase in business with customers with higher base rates and lower fuel surcharges. We believe that it is generally not meaningful to compare changes in fuel surcharge revenue as a percentage of total revenue between reporting periods. Management monitors both total revenue per mile, which includes fuel surcharges, and transportation revenue per mile, which excludes fuel surcharges, to analyze effective pricing trends.

The operating ratio in fiscal 2014 increased to 95.9% compared to 92.4% in fiscal 2013. The higher operating ratio was attributable to the decline in revenue per mile and the following expense increases:

• Compensation and benefits increased ..9% as a percentage of revenues due primarily to the lower revenue per mile along with a $295,000 increase in out-of-town driver pay and $212,000 increase in driver training pay to service new business and to address unexpected driver attrition in the acquired Pipeline business.

• Operating expenses increased ..6% as a percentage of revenues due primarily to a $452,000 increase in driver travel and housing costs for out-of-town drivers, a $350,000 increase in tolls expense, a $186,000 increase in driver hiring costs and $74,000 in rigging and rebranded costs related to the Pipeline acquisition.

• Insurance and losses increased $3,185,000, or 1.6% as a percentage of revenues. Approximately 50% of the increase was attributable to higher health insurance claims due in large part to unusually low health claims in 2013. Accident claims accounted for the balance of the increase as the Company experienced an increase in accident severity and accident frequency. Safety remains a primary focus of our culture and these increases are under continuous intense scrutiny.

• Rents, tags and utilities increased ..7% as a percentage of revenues due primarily to the addition of leased tractors in the Pipeline acquisition.

• Gains on equipment sales decreased ..8% as a percentage of revenues because we sold less equipment than we did in fiscal 2013 and we incurred a $355,000 loss on wrecked equipment.

These expense increases were partially mitigated by lower sales, general and administrative and corporate expenses as a percentage of revenue. Bonus compensation declined by $1,717,000, legal and audit fees increased $346,000 year over year primarily due to the spin-off and the Company accrued $575,000 in the fourth quarter of 2014 under the Management Security Plan due to the death prior to retirement of one of the Plan participants.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. As of September 30, 2015, we had no debt outstanding on this revolver, $2,745,000 outstanding under letters of credit and $22,255,000 available for additional borrowings. During fiscal 2015, the Company closed on a two (2) year revolving credit facility, to be secured by a portion of the Company’s equipment at the time of draw, from Branch Banking and Trust Company (BB&T) for up to $25 million. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. As of September 30, 2015, the Company had not taken any draws against this facility. The Company expects our fiscal year 2016 cash generation to cover the cost of our operations and all of our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2015	2014	2013
Total cash provided by (used for):
Operating activities	$15,052	$10,820	$13,696
Investing activities	(8,042)	(18,218)	(13,864)
Financing activities	(7,010)	7,398	(3,722)
Increase (decrease) in cash
and cash equivalents	$—	$—	$(3,890)

Outstanding debt at the beginning of the period	7,282	—	—
Outstanding debt at the end of the period	—	7,282	—

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $15,052,000 for the year ended September 30, 2015, $10,820,000 in 2014 and $13,696,000 in 2013. The total of net income plus depreciation and amortization less gains on sales of property and equipment decreased $647,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. Accounts payable and accrued liabilities increased $3,965,000 due to the timing of payments on the purchase of tractors and trailers in 2015 and lower bonus compensation accruals in the same period last year. These changes comprise the majority of the increase in net cash provided by operating activities. The $2,074,000 impairment charge and the related $809,000 of deferred income taxes are added back to net income as these are non-cash items.

Investing Activities – Investing activities include the purchase of property and equipment, any business acquisitions and proceeds from sales of these assets upon retirement. For the year ended September 2015, we spent $8,042,000 on equipment net of proceeds from retirements. For the year ended September 30, 2014 we spent $18,218,000 consisting of $8,195,000 on equipment net of retirements and $10,023,000 for the Pipeline acquisition.

In 2014, cash required by investing activities was $18,218,000 compared to $13,864,000 in 2013. The higher investing cash use of $4,354,000 was primarily due to the acquisition of Pipeline Transportation, Inc. in November 2013. The prior year comparable period included larger sales of equipment while the current year included lower purchases of equipment exclusive of the Pipeline Transportation acquisition.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt. For the year ended September 30, 2015 we used $7,282,000 of cash to pay down debt. During the fiscal year 2014, we increased our borrowings by $7,282,000 primarily due to the purchase of Pipeline and to fund Pipeline receivables. The Company had no outstanding long-term debt on September 30, 2015 compared to $7,282,000 at September 30, 2014.

Cash provided by financing activities in the year ended September 30, 2014, was $7,398,000 compared to use of $3,722,000 in 2013. This increase in cash provided was due to borrowing to finance the acquisition of the assets of Pipeline Transportation.

Credit Facilities - In connection with the Spin-off, on January 30, 2015, the Company entered into a five-year credit agreement with Wells Fargo Bank N.A. which provides a $25 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. In connection with the Spin-off, the Company assumed and refinanced onto this new revolving credit line approximately $5.1 million of indebtedness from FRP. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which rate may change quarterly based on the Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum $25 million tangible net worth. As of September 30, 2015, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $7.3 million combined.

In addition to the unsecured revolving facility provided by Wells Fargo, Management determined the Company needed an additional financing source to provide capital for potential growth opportunities. As a result, the Company closed on a loan from Branch Banking and Trust Company (BB&T) for up to $25 million under a two (2) year revolving facility to be secured by a portion of the Company’s equipment. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. Each draw requires the payment of a bank fee equal to .25% of the amount drawn. Any amounts outstanding under this facility bear interest at a rate of 1.5% over LIBOR, which rate may change quarterly based on the Company’s leverage ratio. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The credit agreement contains certain conditions and financial covenants, including limitations on the payment of cash dividends that are based on the Company’s consolidated retained earnings. As of September 30 2015, the Company had not taken any draws against this facility.

Cash Requirements - The Company currently expects its fiscal 2016 capital expenditures to be approximately $14,819,000 for expansion and replacement equipment which we expect to be fully funded by our cash generated from our operations. The Company does not currently pay any cash dividends on common stock.

While the Company is affected by environmental regulations, such regulations are not expected to have a major effect on the Company’s capital expenditures or operating results.

The Company expects that cash flows from operating activities, cash on hand and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures and its working capital needs for the next 12 months and the foreseeable future.

NON-GAAP FINANCIAL MEASURES

To supplement the financial results presented in accordance with GAAP, Patriot presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The non-GAAP financial measures included in this Annual Report on Form 10-K are adjusted net income, adjusted operating profit and adjusted operating ratio. Patriot uses these non-GAAP financial measures to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, substitutes for GAAP financial measures.

Adjusted Net Income

Adjusted net income excludes the impact of the intangible asset impairment charge. Adjusted net income is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between net income and adjusted net income is as follows (in thousands):

Year ended
September 30, 2015
Net Income	$3,339
Adjustments:
Intangible asset impairment charge	1,265
Adjusted net income	$4,604

Adjusted Operating Ratio

Adjusted operating ratio excludes the impact of the intangible asset impairment charge. Adjusted operating ratio is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating ratio and adjusted operating ratio is as follows:

	Year ended
	September 30, 2015
Operating ratio	$95.5%
Adjustments:
Intangible asset impairment charge	(1.7%	)
Adjusted operating ratio	$93.8%

Adjusted Operating Profit

Adjusted operating profit excludes the impact of the intangible asset impairment charge. Adjusted operating profit is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating profit and adjusted operating profit is as follows (in thousands):

Year ended
September 30, 2015
Operating profit	$5,586
Adjustments:
Intangible asset impairment charge	2,074
Adjusted operating profit	$7,660

OFF-BALANCE SHEET ARRANGEMENTS

Except for the letters of credit described above under “Liquidity and Capital Resources,” the Company does not have any off balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Actual results could differ from the estimates and assumptions used. Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable Valuation. The Company is subject to customer credit risk that could affect the collection of outstanding accounts receivable. To mitigate these risks, the Company performs credit reviews on all new customers and periodic credit reviews on existing customers. A detailed analysis of late and slow pay customers is prepared monthly and reviewed by senior management. The overall collectability of outstanding receivables is evaluated and allowances are recorded as appropriate. Significant changes in customer credit could require increased allowances and affect cash flows.

Property and Equipment and Impairment of Assets. Property and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property and equipment is computed using the straight-line method based on the following estimated useful lives:

Years
Buildings and improvements	7-39
Revenue equipment	7-10
Other equipment	3-10

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The analysis consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company’s financials.

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on certain claims of $250,000 ($500,000 for automobile liability and general liability claims prior to fiscal 2011 and for worker’s compensation claims prior to fiscal 2013) and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred by not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $77,000 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there only is a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2015, 2014, and 2013 amounted to $2.1 million, $2.6 million and $2.4 million, respectively.   Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.8 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the consolidated and combined financial statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2015, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2015:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$2,492	476	594	610	812
Purchase Commitments	163	163	—	—	—
Other Long-Term Liabilities	1,415	86	179	186	964

Total Obligations	$4,070	725	773	796	1,776

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, inflation has been fairly modest with its impacts mostly related to equipment prices, tire prices and the compensation paid to drivers. Tractor prices have increased over 30% since 2007 due in part to EPA mandated new engine emission requirements on tractor engines. Customer rate increases received have significantly lagged the increased prices paid for new equipment over the same period.

In addition to inflation, fluctuations in fuel prices can affect profitability. Most of the Company’s contracts with customers contain fuel surcharge provisions. Although the Company historically has been able to pass through most long-term increases in fuel prices and operating taxes to customers in the form of surcharges and higher rates, there is no guarantee that this will be possible in the future. See “Risk Factors—We may be adversely impacted by fluctuations in the price and availability of fuel.”

SEASONALITY

Our business is subject to seasonal trends common in the refined petroleum products delivery industry. We typically face reduced demand for refined petroleum products delivery services during the winter months and increased demand during the spring and summer months. Further, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and fourth quarters of the year and cause our operating results to fluctuate from quarter to quarter. Our operating expenses also have been somewhat higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for tractors and trailers in colder months.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as ”anticipate”, ”estimate”, ”plans”, ”projects”, ”continuing”, ”ongoing”, ”expects”, ”management believes”, ”the Company believes”, ”the Company intends” and similar words or phrases. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company’s markets; fuel costs and the Company’s ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition in our markets; interest rates, and inflation and general economic conditions. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management’s current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company’s other filings made from time to time with the Securities and Exchange Commission.

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2015	2014	2013
Revenues:
Transportation revenues	$111,294	108,424	93,227
Fuel surcharges	11,588	20,738	18,893
Total revenues	122,882	129,162	112,120

Cost of operations:
Compensation and benefits	49,050	47,431	40,095
Fuel expenses	20,295	29,281	25,699
Repairs & tires	7,876	7,831	6,862
Other operating	4,520	5,251	3,820
Insurance and losses	10,249	10,729	7,544
Depreciation expense	8,486	8,210	7,202
Rents, tags & utilities	3,892	3,706	2,435
Sales, general & administrative	9,188	9,273	8,789
Corporate expenses	3,203	2,685	2,549
Intangible asset impairment	2,074	—	—
Gain on equipment sales	(1,537)	(578)	(1,445)
Total cost of operations	117,296	123,819	103,550

Total operating profit	5,586	5,343	8,570

Interest income and other	—	7	—
Interest expense	(112)	(109)	(19)

Income before income taxes	5,474	5,241	8,551
Provision for income taxes	2,135	2,044	3,335

Net income	$3,339	3,197	5,216

Earnings per common share:
Net income-
Basic	1.02	.99	1.61
Diluted	1.02	.99	1.61

Number of shares (in thousands) used in computing:
-basic earnings per common share	3,268	3,243	3,243
-diluted earnings per common share	3,275	3,243	3,243

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30

(In thousands)

	2015	2014	2013
Net income	$3,339	3,197	5,216
Other comp. income (loss) net of tax:
Actuarial gain (loss) retiree health	4	(3)	—
Minimum pension liability	(6)	(2)	—
Comprehensive income	$3,337	3,192	5,216

See accompanying notes.

CONSOLIDATED AND COMBINED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$—	—
Accounts receivable (net of allowance for doubtful
accounts of $144 and $155, respectively)	7,382	7,119
Federal and state taxes receivable	115	—
Inventory of parts and supplies	780	895
Prepaid tires on equipment	2,019	2,048
Prepaid taxes and licenses	694	754
Prepaid insurance	748	789
Prepaid expenses, other	58	80
Total current assets	11,796	11,685

Property, plant and equipment, at cost:
Land	2,679	2,661
Buildings	5,507	5,514
Equipment	91,800	88,896
	99,986	97,071
Less accumulated depreciation	57,366	54,897
	42,620	42,174

Goodwill	3,431	3,431
Intangible assets, net	1,384	3,812
Other assets, net	295	32
Total assets	$59,526	61,134

Liabilities and Shareholders' Equity/Net Investment
Current liabilities:
Accounts payable	$4,163	2,902
Bank overdraft	773	933
Deferred income taxes	309	345
Federal and state income taxes payable	—	129
Accrued payroll and benefits	5,363	3,937
Accrued insurance	1,102	1,186
Accrued liabilities, other	393	518
Total current liabilities	12,103	9,950

Long-term debt	—	7,282
Deferred income taxes	8,025	8,579
Accrued insurance	1,026	1,393
Other liabilities	1,170	1,208
Commitments and contingencies (Note 10)	—	—
Shareholders' equity/Net investment:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares
authorized; 3,272,804 shares issued and
outstanding at September 30, 2015)	327	—
Capital in excess of par value	35,005
Net investment by Parent	—	32,669
Retained earnings	1,819	—
Accumulated other comprehensive income, net	51	53
Total shareholders' equity/net investment	37,202	32,722
Total liabilities and shareholders' equity/net investment	$59,526	61,134
See accompanying notes

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2015	2014	2013
Cash flows from operating activities:
Net income	$3,339	3,197	5,216
Adjustments to reconcile net income to
net cash provided by continuing operating activities:
Depreciation and amortization	9,485	9,294	7,819
Intangible asset impairment	2,074	—	—
Deferred income taxes	(590)	(461)	1,163
Gain on sale of equipment and property	(1,558)	(578)	(1,452)
Stock-based compensation	617	569	441
Net changes in operating assets and liabilities:
Accounts receivable	(263)	(235)	(486)
Inventory of parts and supplies	115	(14)	(40)
Prepaid expenses and other current assets	152	(149)	1,494
Other assets	(148)	—	(66)
Accounts payable and accrued liabilities	2,478	(1,487)	(105)
Income taxes payable and receivable	(244)	(44)	248
Long-term insurance liabilities and other
long-term liabilities	(405)	728	(536)
Net cash provided by operating activities	15,052	10,820	13,696

Cash flows from investing activities:
Purchase of property and equipment	(9,905)	(9,631)	(15,612)
Business acquisition	—	(10,023)	—
Proceed from the sale of property, plant and equipment	1,863	1,436	1,748
Net cash used in investing activities	(8,042)	(18,218)	(13,864)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	(160)	685	248
Proceeds from borrowing on revolving credit facility	43,793	23,528	—
Payments on revolving credit facility	(51,075)	(16,246)	—
Debt issue costs	(94)	—	—
Excess tax benefits from exercise of stock options	425	—	—
Proceeds from exercised stock options	202	—	—
Net distributions to Parent	(101)	(569)	(3,970)
Net cash provided by (used in) financing activities	(7,010)	7,398	(3,722)

Net increase(decrease)in cash and cash equivalents	—	—	(3,890)
Cash and cash equivalents at beginning of year	—	—	3,890
Cash and cash equivalents at end of the year	$—	—	—

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of capitalized amounts	$175	109	19
Income taxes	$2,840	2,548	1,924

The Company recorded non-cash transactions for vacation liability of the Pipeline business acquisition of $132 in fiscal 2014. The Company recorded a non-cash, impairment charge related to the customer relationship intangible asset recorded resulting from the Pipeline acquisition of $2,074 during the second quarter of fiscal 2015.

See accompanying notes.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDER’S EQUITY/NET INVESTMENT - Years ended September 30

(In thousands, except share amounts)

						Accumulated	Total
			Capital in			Other	Stockholders'
	Common Stock		Excess of	Retained	Net	Comprehensive	Equity/Net
	Shares	Amount	Par Value	Earnings	Investment	Income, net	Investment
Balance at October 1, 2012	—	$—	$—	$—	$27,785	$58	$27,843

Net income					5,216		5,216
Distributions to former Parent					(3,529)		(3,529)

Balance as of September 30, 2013	—	$—	$—	$—	$29,472	$58	$29,530

Net income					3,197		3,197
Minimum pension liability, net of tax						(2)	(2)
Actuarial (loss) gain, net						(3)	(3)

Balance as of September 30, 2014	—	$—	$—	$—	$32,669	$53	$32,722

Issuance of common stock at spinoff	3,242,524	324					324
Exercise of stock options	16,000	2	201				203
Excess tax benefits from exercise of stock options			425				425
Stock-based compensation			174				174
Shares granted to Directors	14,280	1	341				342
Net income				3,339			3,339
Minimum pension liability, net of tax						(6)	(6)
Actuarial (loss) gain, net						4	4
Reclassification of net investment to capital in excess of par value			33,864	(1,520)	(32,669)		(325)

Balance as of September 30, 2015	3,272,804	$327	$35,005	$1,819	$—	$51	$37,202

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	Accounting Policies.

DESCRIPTION OF BUSINESS

Spin-off Transaction

On January 30, 2015, FRP Holdings, Inc. ("FRP") completed the tax-free spin-off (the “Spin-off") of Patriot Transportation Holding, Inc., (the "Company" or "Patriot"). In the Spin-off, FRP distributed all of the outstanding stock of the Company to FRP's shareholders as of the record date of January 9, 2015. FRP’s shareholders received one share of Patriot (stock symbol “PATI”) for every three shares of FRP owned on the record date resulting in 3,242,524 of Patriot shares outstanding on the distribution date. Patriot now is an independent, publicly traded company, and FRP retains no ownership in Patriot.

Company’s Business

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals.

PRINCIPLES OF CONSOLIDATION AND COMBINATION - The consolidated and combined financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts, certain assets, liabilities, and expenses of Patriot and its wholly owned subsidiaries that comprise the Company. All significant intercompany transactions within the consolidated and combined entity have been eliminated.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

INVENTORY - Inventory of parts and supplies is valued at the lower of cost (first-in, first-out) or market.

TIRES ON EQUIPMENT - The value of tires on tractors and trailers is accounted for as a prepaid expense and amortized over the life of the tires as a function of miles driven.

REVENUE AND EXPENSE RECOGNITION - Transportation revenue, including fuel surcharges, is recognized when the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured. Transportation expenses are recognized as incurred.

ACCOUNTS RECEIVABLE - Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a selling, general and administrative expense. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. Any trade accounts receivable balances written off are charged against the allowance for doubtful accounts. The Company has not experienced any significant credit-related losses in the past three years.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property and equipment is computed using the straight-line method based on the following estimated useful lives:

Years
Building and improvements	7-39
Revenue equipment	7-10
Other equipment	3-10

The Company recorded depreciation expenses for 2015, 2014 and 2013 of $9,154,000, $8,898,000 and $7,800,000, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company periodically reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization, for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The analysis consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition.

GOODWILL – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to operating expense.

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers’ compensation, automobile liability, and general liability insurance programs (“risk insurance”). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $77,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company’s policy to recognize as additional income tax expense the items of interest and penalties directly related to income taxes.

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to Company employees in Patriot’s income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and related impact are discussed in Footnote 6.

PENSION PLAN - The Company accounts for its pension plan following the requirements of FASB ASC Topic 715, “Compensation – Retirement Benefits”, which requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options and restricted stock.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United State requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives and salvage values of our vehicles and equipment, provisions for uncollectible accounts receivable, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded for the estimated amount of expected environmental assessments and/or remedial efforts. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

COMPREHENSIVE INCOME – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholder’s equity/net investment.

NET INVESTMENT BY PARENT – The Net investment by former Parent represents a net balance reflecting FRP’s initial investment in the Company and subsequent adjustments resulting from the operations of the Company and various transactions between the Company and FRP.

RECENTLY ISSUED ACCOUNTING STANDARDS – In January 2015, the FASB issued ASU 2015-01, "Income Statement—Extraordinary and Unusual Items (Subtopic 225-20) Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." This guidance is effective for annual periods beginning on or after December 15, 2015 and interim periods within those years, with early adoption permitted. We do not expect the adoption of this guidance will have a material impact on our financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which relates to the financial statement presentation of debt issuance costs. This guidance requires debt issuance costs to be presented in the balance sheet as a reduction of the related debt liability rather than an asset. The guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted and will only result in a change in presentation of these costs on our balance sheets.

2.  Related Party Agreements.

In order to effect the Spin-off and govern our relationship with FRP Holdings, Inc. after the Spin-off, we entered into an Employee Matters Agreement and a Transition Services Agreement. The Employee Matters Agreement generally allocates responsibilities to each company for liabilities relating to each Company’s current and former employees and allocated responsibilities under employee benefit plans. The Transition Services Agreement sets forth the terms on which the Company will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers, for a period of 12 or more months after the Spin-off.

The consolidated and combined statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $2,211,000, $2,539,000, and $2,302,000 for fiscal 2015, 2014 and 2013, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to corporate expenses.

To determine these allocations between FRP and Patriot as set forth in the Transition Services Agreement, we generally employed the same methodology historically used by the Company pre Spin-off to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis as the terms were negotiated while Patriot was still a subsidiary of FRP.

Patriot provides information technology services and previously subleased office space to Bluegrass Materials Company, LLC (“Bluegrass”). Mr. John Baker, brother of Edward L. Baker and uncle of Thompson S. Baker II, serves as Chairman of Bluegrass, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Messrs. John Baker and Edward L. Baker II have a beneficial ownership interest in Bluegrass. Bluegrass paid $490,000, $359,000 and $245,000 to the Company for fiscal 2015, 2014 and 2013 respectively for such information technology services and office space.

3.	Debt.

Debt at September 30 is summarized as follows (in thousands):

	2015	2014
Revolving credit (uncollateralized)	$—	7,282

Prior to the Spin-off, the Company was permitted to borrow under FRP's credit agreement with Wells Fargo Bank, N.A. (the "FRP Credit Agreement"). On January 30, 2015, the Company entered into a new $25 million, five year, revolving credit agreement with Wells Fargo Bank, N.A. and assumed and refinanced $5.1 million then outstanding on the FRP Credit Agreement into this new revolver. As of September 30, 2015, we had no outstanding debt borrowed on this revolver, $2,745,000 outstanding under letters of credit and $22,255,000 available for additional borrowings. The credit agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. The Company was in compliance with all of its loan covenants.

In addition to the unsecured revolving facility provided by Wells Fargo, Management determined the Company needed an additional financing source to provide capital for potential growth opportunities. As a result, the Company closed on a loan from Branch Banking and Trust Company (BB&T) for up to $25 million under a two (2) year revolving facility to be secured by a portion of the Company’s equipment. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. As of September 30 2015, the Company had not taken any draws against this facility.

4.	Operating Leases.

The Company leases certain assets under operating leases, which primarily consist of real estate leases for the corporate office and some of our terminal locations. Certain operating leases provide for renewal options, which can vary by lease and are typically offered at their fair rental value. The Company has not made any residual value guarantees related to its operating leases; therefore, there is no corresponding liability recorded on the Balance Sheets.

Future minimum annual lease payments for assets under operating leases as of September 30, 2015 are as follows (in thousands):

Fiscal Year	Total
2016	476
2017	295
2018	299
2019	303
2020	307
Thereafter	812
Total minimum lease payments	$2,492

Aggregate expense under operating leases was $742,000, $738,000 and $634,000 for 2015, 2014 and 2013, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

5. Earnings Per Share.

Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options.

On January 30, 2015, 3,242,524 shares of our common stock were distributed to the shareholders of FRP in connection with the Spin-off and distribution.  For comparative purposes, we have assumed this amount to be outstanding as of the beginning of each period prior to the Spin-off and distribution presented in the calculation of weighted average shares outstanding.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

	Years Ended September 30
	2015	2014	2013
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,268	3,243	3,243

Common shares issuable under share
based payment plans which are
potentially dilutive	7	—	—

Common shares used for diluted
earnings per common share	3,275	3,243	3,243

Net income	$3,339	3,197	5,216

Earnings per common share
Basic	$1.02	.99	1.61
Diluted	$1.02	.99	1.61

For 2015, 19,218 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

6. Stock-Based Compensation Plans.

Participation in FRP Plans

The Company's directors, officers and key employees previously were eligible to participate in FRP's 2000 Stock Option Plan and the 2006 Stock Option Plan under which options for shares of common stock were granted to directors, officers and key employees. All related compensation expense has been fully allocated to the Company (rather than FRP) and included in corporate expenses. Corporate expense also reflects an offsetting credit for the Transition Services Agreement allocation to FRP. All outstanding options held by company directors, officers and key employees on January 30, 2015 were cancelled and replaced by an equal number of FRP options at 75.14% of the previous exercise price based upon the market value of FRP less the when issued market value of the Company on that day.

Patriot Incentive Stock Plan

In January 2015, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. Grants were issued based upon all outstanding FRP options held by company directors, officers and key employees on January 30, 2015 with the same remaining terms. The grants were based upon the FRP options outstanding at 24.86% of the previous exercise price based upon the when issued market value of the Company compared to the market value of FRP on that day. Simultaneously, the number of shares were divided by 3 and the exercise price multiplied by 3 to adjust for the Spin-off distribution of 1 for 3 shares of FRP. The number of common shares available for future issuance was 194,405 at September 30, 2015.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions are no dividend yield, expected volatility between 37% and 41%, risk-free interest rate of .96 to 2.0% and expected life of 3.0 to 7.0 years.

The dividend yield of zero is based on the fact that Patriot does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on FRP’s historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

Subsequent to Spin-off, the realized tax benefit pertaining to options exercised and the remaining compensation cost of options previously granted prior to the Spin-off will be recognized by FRP or Patriot based on the employment location of the related employee or director.

The Company recorded the following stock compensation expense for FRP and Patriot options (including allocations in periods prior to the Spin-off) in its consolidated and combined statements of income (in thousands):

	Years Ended September 30
	2015	2014	2013
Stock option grants	$274	220	220
Annual non-employee Director stock award	343	349	221
	$617	569	441

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Grants substituted on
January 30, 2015	91,315	$20.31	5.6	$761
Exercised	(16,000)	$12.62		$(95)
Forfeited	—	$—		$—
Outstanding at
September 30, 2015	75,315	$21.95	5.8	$666
Exercisable at
September 30, 2015	54,398	$20.96	5.0	$438
Vested during
twelve months ended
September 30, 2015	8,807			$76

The following table summarizes information concerning stock options outstanding at September 30, 2015:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.50 – $20.63	8,587	18.88	6.8
$25.79 - $32.23	12,330	28.45	8.8
	20,917	$24.52	8.0	years
Exercisable:
$16.50 - $20.63	31,475	18.47	5.1
$20.64 - $25.78	16,035	22.40	3.3
$25.79 - $32.23	6,888	29.01	8.6
	54,398	$20.96	5.0	years
Total	75,315	$21.95	5.8	years

The aggregate intrinsic value of exercisable Company options was $202,000 and the aggregate intrinsic value of all outstanding in-the-money options was $247,000 based on the Company’s market closing price of $24.05 on September 30, 2015 less exercise prices. Gains of $187,000 were realized by option holders during fiscal 2015.

The realized tax benefit from Patriot option exercises during fiscal 2015 was $425,000 including $353,000 pertaining to FRP options exercised that were granted prior to the Spin-off to persons employed by Patriot. The unrecognized compensation expense of options granted to Patriot employees as of September 30, 2015 was $698,000, which is expected to be recognized over a weighted-average period of 3.3 years.

7. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2015	2014	2013
Current:
Federal	$2,315	2,081	1,619
State	408	424	553
	2,723	2,505	2,172
Deferred	(588)	(461)	1,163

Total	$2,135	2,044	3,335

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2015	2014	2013
Amount computed at statutory
Federal rate	$1,862	1,804	2,907
State income taxes (net of Federal
income tax benefit)	257	233	381
Other, net	16	7	47
Provision for income taxes	$2,135	2,044	3,335

In this reconciliation, the category “Other, net” consists of changes in unrecognized tax benefits, permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2015	2014
Deferred tax liabilities:
Property and equipment	$10,684	10,376
Prepaid expenses	—	1,133
Gross deferred tax liabilities	10,684	11,509
Deferred tax assets:
Insurance liabilities	656	819
Employee benefits and other	1,694	1,766
Gross deferred tax assets	2,350	2,585
Net deferred tax liability	$8,334	8,924
32

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2015	2014
Balance at October 1	$—	—
Reductions due to lapse of statute of limitations	—	—
Balance at September 30	$—	—

Patriot tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of September 30, 2015, the earliest tax year that remains open for audit in the Unites States is 2009.

8. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s allocated cost was $718,000 in 2015, $718,000 in 2014 and $656,000 in 2013.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The fourth quarter of fiscal 2014 included a $575,000 unfavorable adjustment to the actuarially assumed expense due to the death prior to retirement of one of the plan participants. The expense allocated to the Company for fiscal 2015, 2014 and 2013 was $28,000, $614,000 and $38,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2015 and 2014 was $744,000 and $851,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2015 and 2014 was $387,000 and $370,000, respectively. The net periodic postretirement benefit cost allocated to the Company was $12,000, $12,000 and $15,000 for fiscal 2015, 2014 and 2013, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 4.0% for 2015, 4.0% for 2014 and 4.0% for 2013. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 4.25% for 2015, 4.25% for 2014 and 4.0% for 2013. No medical trend is applicable because the Company’s share of the cost is frozen.

9. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement.

As of September 30, 2015 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis.

At September 30, 2015 and 2014, the carrying amount reported in the consolidated and combined balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximate their fair value based upon the short-term nature of these items. We believe the fair value of the allocated outstanding debt obligations approximate their carrying value as the related debt agreements reflect present market terms and as certain debt obligations contain certain interest rates that reset periodically based on current market indices.

10. Contingent Liabilities.

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. There is a reasonable possibility that the Company’s estimate of vehicle and workers’ compensation liability may be understated or overstated but the possible range cannot be estimated. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. In the opinion of management none of these matters are expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

11. Concentrations.

Market: The Company primarily serves customers in the petroleum industry in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or within these industries could have an adverse effect on our financial statements.

Customers: During fiscal 2015, the Company’s ten largest customers accounted for approximately 58.9% of our revenue and one of these customers accounted for 22.0% of our revenue. During the second quarter, we were informed by one of these customers that we would not be able to retain a sizeable piece of their business going forward at the rates we quoted them during a competitive bid process. Management elected to let this business go in the second quarter and attempt to replace it with new business at better rates rather than to lower our quoted rates to retain that business. Accounts receivable from the ten largest customers was $4,596,000 and $4,075,000 at September 30, 2015 and September 30, 2014 respectively. The loss of any one of these ten customers could have a material adverse effect on the Company’s revenues and income.

Deposits: The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may exceed FDIC limits.

12. Unusual or Infrequent Items Impacting Quarterly Results.

An impairment charge of $2,074,000 was recorded in second quarter 2015 related to the recorded customer relationship intangible asset fair value pertaining to the Pipeline acquisition in November 2013.

Sales, general & administrative expense for the fourth quarter of fiscal 2014 includes a $575,000 unfavorable adjustment to the actuarially assumed expense due to the death prior to retirement of one of the Management Security Plan participants.

13. Pipeline Business Acquisition.

The operations acquired from Pipeline Transportation, Inc. on November 7, 2013 for $10,023,000 are included in the Company’s consolidated and combined operating results subsequent to the acquisition date. The Company accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805) and allocated the purchase price of the business based upon the fair value of the assets acquired and liabilities assumed, using a third party valuation expert as follows (in thousands):

Consideration:
Fair value of consideration transferred (cash paid)	$(10,023)

Acquisition related costs expensed	$75

Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	$3,397
Prepaid tires and other prepaid assets	276
Customer relationships	4,004
Trade name	72
Non-compete agreement	62
Vacation liability assumed	(132)

Total identifiable net assets assumed	$7,679
Goodwill	2,344
Total	$10,023

The goodwill recorded resulting from the acquisition amounted to $2,344,000 and is shown on the consolidated and combined balance sheets under Goodwill, and is amortizable for tax purposes. The other intangible assets acquired in the transaction are reflected in the line Intangible assets, net on the consolidated and combined balance sheets. In connection with the Pipeline acquisition, the Company assumed certain vehicle leases. As of September 30, 2015 these non-cancellable operating leases will require minimum annualized rental payments approximating $1,099,000 for the next 2.1 fiscal years.

14. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
September 30, 2013	$1,087
Goodwill acquired	2,344
September 30, 2014	3,431
No activity	—
September 30, 2015	$3,431
35

The Company assesses goodwill for impairment on an annual basis in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company reviews intangible assets, including customer value, trade name and non-compete agreements, for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets.

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2015		September 30, 2014
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value (useful life 10.5 years)	4,004	2,691	4,004	350
Trade name (useful life 3.5 years)	72	39	72	19
Non-compete (useful life 5 years)	62	24	62	11
	$4,138	$2,754	$4,138	$380

The Company recorded an impairment charge related to the recorded customer relationship intangible asset resulting from the Pipeline acquisition of $2,074,000, with an after tax impact to net income of $1,265,000, in its consolidated and combined financial statements for the quarter ended March 31, 2015. The impairment charge was calculated utilizing the assistance of a third party valuation expert. The Company's conclusion that an impairment charge was necessary in second quarter 2015 was a the result of (i) the loss of certain Pipeline customers over the course of the first nine months of calendar 2014, and then (ii) the notification from another customer during the second quarter that we would not be able to retain a sizeable piece of the business we acquired from Pipeline at the rates we quoted them during a competitive bid process.

Amortization expense for intangible assets was $300,000 for 2015 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2016	$186
2017	177
2018	166
2019	154
2020	153
Total	$836

15. Subsequent Events.

On October 20, 2015, the Company received notice from the Claims Administrator for the Deepwater Horizon Economic and Property Damages Settlement Program that the Company’s claim in the amount of $2,106,281 qualifies for payment under the terms of the Economic and Property Damages Settlement Agreement. BP appealed $62,000 of the claim amount or to have the claim recalculated by the Claim Administrator.  On December 18, 2015 BP accepted the Company’s proposal of $2,047,651.  The Company will receive the payment and pay a 17.5% contingency fee in fiscal 2016.

Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2015, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated and combined balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2015 and 2014, and the related consolidated and combined statements of income, comprehensive income, shareholder’s equity/net investment, and cash flows for years ended September 30, 2015, 2014 and 2013. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Patriot Transportation Holding, Inc. as of September 30, 2015 and 2014, and the consolidated and combined results of its operations and its cash flows for the years ended September 30, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

Hancock Askew & Co., LLP

Savannah, Georgia

December 21, 2015

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

Chairman, President and Chief Executive

Officer of the Company

Edward L. Baker (1)

Chairman Emeritus

John E. Anderson (2)(3)(4)

Former President and Chief Executive

Officer of Patriot Transportation Holding, Inc.

Luke E. Fichthorn III (2)(3)(4)

Private Investment Banker,

Twain Associates

Robert H. Paul III (2)(3)(4)

Chairman of the Board of

Southeast Atlantic Capital, LLC

________________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

Thompson S. Baker II

President and Chief Executive Officer

John D. Milton, Jr.

Executive Vice President, Treasurer, Secretary

and Chief Financial Officer

John D. Klopfenstein

Controller and Chief Accounting Officer

Robert E. Sandlin

Vice President

President, Florida Rock & Tank Lines, Inc.

James N. Anderson IV

Vice President of Safety and Human Resources

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 3, 2016, at the Omni Jacksonville Hotel, Tampa Room, 245 Water Street, Jacksonville, Florida 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: PATI)

Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2015 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.