Form 10-K, Exhibit 13
period 2016-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2016-12-05
CIK 1616741

Annual Report 2016

CONSOLIDATED AND COMBINED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2016	2015	% Change

Revenues	$120,172	122,882	(2.2)
Operating profit	$7,790	5,586	39.5
Income before income taxes	$9,353	5,474	70.9
Net income	$5,705	3,339	70.9
Per common share:
Basic	$1.74	1.02	70.6
Diluted	$1.74	1.02	70.6

Total Assets	$66,299	59,526	11.4
Total Debt	$—	—	—
Shareholders' Equity	$43,946	37,202	18.1
Common Shares Outstanding	3,289	3,273	.5
Book Value Per Common Share	$13.36	11.37	17.5

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

To Our Shareholders

Fiscal 2016 was a tough year, but one in which we made significant progress. We worked with our customers to create and implement a new fuel surcharge that neutralizes the negative margin impacts we had been experiencing in this lower priced diesel fuel environment. As a result of better freight pricing in the market and more efficient utilization of our equipment we were able to grow our per mile transportation revenue by 4.7% over last year. During the year, we received $1,687,000 as the result of a settlement agreement with BP Exploration and Production, Inc. for damages arising out of the Deepwater Horizon event and sold an easement to the state of Florida at our terminal facility in Tampa, Florida for $1,330,000. We also purchased the equipment of two different private fleets, one in Florida and the other in North Carolina. The Florida acquisition included 8 trailers, assuming the leases on 7 tractors and hiring 16 drivers while contracting to haul 73 locally owned convenience stores. In North Carolina we purchased 4 tractors and hired 6 drivers as one of our largest customers acquired a chain of C-stores and asked us to take on the seller’s private fleet.

All of these factors contributed to the Company reporting net income per share of $1.74 versus $1.02 last year. We ended the year with no debt, a cash balance of $6,005,000 and grew our shareholders’ equity by $6,744,000, to $43,946,000, an 18% increase over last year.

We continue to face challenges hiring and retaining qualified drivers to safely perform a very difficult job for our customers. As a result, our compensation and benefits cost were up and our safety performance came up short of our expectations as new hires tended to have higher incident frequency rates. This year, we will be exploring the roll out of additional programs to attract, train and retain more quality drivers, including a driver mentor program.

In 2017, our industry will be impacted by federally mandated electronic log requirements for all drivers. Our Company has been electronic log compliant for many years and this new requirement will have no negative impact on our drivers or how we run our business. However, not all of our competitors can say the same and these competitors may see significant negative impacts as a result of these new regulations.

Our industry is also facing increasing costs associated with risk insurance as some large insurance underwriters have recently left the space completely. While this may challenge us going forward, we believe that our size, strong financial condition, and positive safety experience provide us an opportunity to distinguish ourselves from our competition.

Our company has an historical culture of “safety first”. I want to take this opportunity to mention two bright spots in the safety department, both senior drivers with the Company, Mr. James “Orik” Daniels and Mr. William “Butch” White. Orik Daniels was recognized earlier this year by the National Tank Truck Carriers’ Association as being one of the eight “champion” drivers for 2015 in the tank truck industry and Butch White was recognized this year by the Florida Trucking Association as its Driver of the Year.

Customer service and satisfaction are the keys to succeeding in this business. It takes a dedicated team in the field to consistently deliver on our promise of “safely delivering our customer’s products on-time and accurately”, in particular, during times of crises. In the latter part of the fourth quarter, many of our markets experienced the impacts of the Colonial gas pipeline rupture in Alabama. This event put a tremendous strain on our customers and, in turn, on our employees. It required significant flexibility in the field to service our customers’ demands on a daily basis. Following our performance during this crisis, we received several acknowledgements from customers expressing their appreciation for the efforts our employees put forth and the successes we achieved together. It is moments like these that we feel set us apart in the industry and keep our customer partnerships strong over the course of many years.

Our primary goal for our shareholders is to grow profitably while maintaining a strong balance sheet and double digit returns on capital employed and we achieved this goal on all fronts. The major headwinds to our improvement and growth are the rising cost of insurance and the difficulty associated with hiring, training and retaining drivers in today’s environment. Our strategy going forward is to concentrate our growth efforts in the markets where we have been successful finding and retaining quality drivers. We will also focus our efforts on improving our technology to enhance both our driver’s and our customer’s experience while also working to lower our costs by streamlining and automating

35

many of our day-to-day processes. With these focuses in mind, we are optimistic we will achieve our targeted levels of revenue and bottom line results in fiscal 2017. As always, we do not take your continuing investment in our Company lightly and we want to thank you, our loyal shareholders, for your continued interest and support.

Respectively yours,

Edward L. Baker

Chairman Emeritus

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

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2015 Gross Revenue Report issued by Bulk Transporter, we are the 15th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee. We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customers’ dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2016, we employed 689 revenue-producing drivers who operated our fleet of 468 tractors and 561 trailers from our 21 terminals and 9 satellite locations.

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

During fiscal 2016, the Company purchased 78 new tractors and 24 trailers. Our fiscal 2017 capital budget includes 67 new tractors plus we had 7 tractors ordered in fiscal 2016 that were delivered shortly after September 30,2016. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. At September 30, 2016 the Company operated a fleet of 468 tractors and 561 tank trailers, 9 trucks that were being prepared for sale and 23 trucks that were being placed in service. The Company owns all of the tank trailers and tractors used to conduct our business, except for 4 tractors owned by owner-operators and 32 leased tractors that were acquired from Pipeline Transportation, Inc. in November, 2013 and Petroleum Transport Corporation acquired in April 2016.

Approximately 82% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2016, the Company’s ten largest customers accounted for approximately 58.9% of revenue. One of these customers, Murphy USA, accounted for 22.0% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice, but nine of our top 10 accounts have been customers for at least 10 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2016	2015	2014	2013	2012
Summary of Operations:
Revenues	$120,172	122,882	129,162	112,120	103,476
Operating profit	$7,790	5,586	5,343	8,570	6,736
Interest expense	$130	112	109	19	27
Income from continuing operations	$5,705	3,339	3,197	5,216	4,092
Per Common Share (a):
Basic	$1.74	1.02	.99	1.61	1.26
Diluted	$1.74	1.02	.99	1.61	1.26

Discontinued operations, net	$—	—	—	—	97
Net income	$5,705	3,339	3,197	5,216	4,189
Per Common Share (a):
Basic	$1.74	1.02	.99	1.61	1.29
Diluted	$1.74	1.02	.99	1.61	1.29

Financial Summary:
Current assets	$17,737	11,796	11,685	11,011	15,944
Current liabilities	$10,573	12,103	9,950	10,838	10,437
Property and equipment, net	$43,703	42,620	42,174	38,902	31,386
Total assets	$66,299	59,526	61,134	51,107	48,477
Long-term debt	$—	—	7,282	—	—
Shareholders’ equity/Net Investment	$43,946	37,202	32,722	29,530	27,843
Net Book Value Per common share (a)	$13.36	11.37	10.09	9.11	8.59
Other Data:
Weighted average common shares:
Basic (a)	3,283	3,268	3,243	3,243	3,243
Diluted (a)	3,285	3,275	3,243	3,243	3,243
Number of employees	959	979	942	871	812
Shareholders of record	423	440	—	—	—

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	$29,371	31,717	29,048	29,737	31,362	31,099	30,391	30,329
Operating profit (loss)	$599	1,833	1,447	(553)	2,290	1,673	3,454	2,633
Income (loss) before
income taxes	$2,254	1,807	1,415	(576)	2,260	1,644	3,424	2,599
Net income (loss)	$1,375	1,102	863	(351)	1,379	1,003	2,088	1,585

Earnings (loss) per common share (a):
Net income (loss)-
Basic	$.42	.34	.26	(.11)	.42	.31	.63	.48
Diluted	$.42	.34	.26	(.11)	.42	.31	.63	.48

Market price per common share (b):
High	$24.86	—	22.98	26.34	21.10	26.26	22.27	24.70
Low	$21.70	—	19.50	21.89	18.08	24.10	19.40	21.27

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences. For comparative purposes, for the years ended September 30, 2012 through September 30, 2014 and for the first quarter 2015, the number of common shares outstanding utilized for the calculation is based on the 3,242,524 shares of our common stock that was distributed to the shareholders of FRP in connection with the Spin-off and distribution on January 30, 2015.

(b) All prices represent Nasdaq reported high and low daily closing prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2016, we employed 689 revenue-producing drivers who operated our fleet of 468 tractors and 561 trailers from our 21 terminals and 9 satellite locations in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

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

Our industry is experiencing a severe driver shortage. As the need to hire drivers has risen across our industry the trend we are seeing is that more and more of the applicants are drivers with little to no experience in the tank truck business. Our management team is keenly focused on continuing to grow our driver count in markets where there are opportunities for us to grow our business and to retain all of our drivers at the levels we have historically achieved while balancing the aforementioned trends and associated risks of the “new to the industry” driver applicant pool. Through the implementation of a new software program, we have enhanced our ability to quickly identify, communicate with and ultimately hire qualified drivers. We have also implemented programs to help us determine which new driver applicants are less likely to turnover early on in their careers with us thus adding new and valuable information into our hiring decision making process.

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

While our base rates include a fixed amount to cover our cost of fuel using an assumed price for diesel, we have fuel surcharges in place with our customers that allow us to obtain additional compensation for fuel expense incurred when the price of diesel rises above that assumed price. Likewise, for some customers, the fuel surcharge system allows the customer to receive a lower cost from us when the price of diesel drops below that assumed price. There is a time lag between fuel price fluctuations and changes to fuel surcharges to our customers. In a rapidly rising price environment this time lag can negatively impact the Company’s financial results as we must pay the higher fuel cost immediately but in most cases aren’t able to adjust fuel surcharges to our customers until the end of the month.

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
40

period depending on the timing of our equipment replacement cycle, market prices for used equipment and losses on wrecked equipment.

The following discussion includes certain non-GAAP financial measures (“adjusted”) within the meaning of Regulation G promulgated by the Securities and Exchange Commission (“Regulation G”) to supplement the financial results as reported in accordance with GAAP. The non-GAAP financial measures discussed below include adjusted net income, adjusted operating profit and adjusted operating ratio. These non-GAAP financial measures exclude the $1,277,000 gain on easement sale included in the fourth quarter 2016 and the $2,074,000 intangible asset impairment charge incurred in second quarter 2015. Patriot uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. These measures are not, and should not be viewed as, substitutes for GAAP financial measures. Refer to “Non-GAAP Financial Measures” below in this annual report for a more detailed discussion, including reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

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

ITEM	FY 2016 vs. FY 2015
Total Revenue	Down 2.2%
Transportation Revenue	Up 3.9%
Revenue Miles	Down by 0.8%
Fuel net of surcharges	Up 21.5%
PAFR	Up 22.9%
Adjusted Operating Ratio	Down by .8%
Driver Turnover Rate	Down by 13%
Average Number of Drivers	Up 3.8%

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

Highlights of Fiscal 2016

•	Transportation revenue increased $4,298,000, or 3.9%.
•	Annualized driver turnover rate declined from 75% last year to 62% this year.
•	Fuel cost net of surcharges increased $1,870,000.
•	The Company successfully completed negotiations and entered into a settlement agreement with BP Exploration and Production, Inc. resulting in other income of $1,687,000 as compensation for damages arising out of the Deepwater Horizon event that occurred in 2010.
41

•	The Company received $1,330,000 for an easement granted to the state of Florida over the Company's 25.2 acre terminal facility in Tampa, Florida resulting in a $1,277,000 gain. The easement prohibits residential development on the site and prohibits hotel development on a portion of the site.
•	The Company reported net income of $5,705,000, or $1.74 per share compared to net income of $3,339,000 of $1.02 per share, in 2015. The current year income includes (i) $779,000, or $.24 per share, of net income from the $1,277,000 gain on the sale of the Tampa easement and (ii) $1,029,000, or $0.31 per share, of net income from the settlement of a claim with BP for $1,687,000 in connection with the 2010 Deepwater Horizon event. The prior year included a $2,074,000 intangible asset impairment charge with an after tax negative impact to net income of $1,265,000 or $0.39 per share, related to the Pipeline Transportation acquisition.

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2016	%	2015	%	2014	%

Revenue miles (in thousands)	42,884		43,220		43,865

Revenues:
Transportation revenue	$115,592	96.2%	111,294	90.6%	108,424	83.9%
Fuel surcharges	4,580	3.8%	11,588	9.4%	20,738	16.1%
Total Revenues	120,172	100.0%	122,882	100.0%	129,162	100.0%

Cost of operations:
Compensation and benefits	51,069	42.5%	49,050	39.9%	47,431	36.7%
Fuel expenses	15,157	12.6%	20,295	16.5%	29,281	22.7%
Repairs & tires	7,777	6.5%	7,876	6.4%	7,831	6.0%
Other operating	4,719	3.9%	4,520	3.7%	5,251	4.1%
Insurance and losses	10,358	8.6%	10,249	8.3%	10,729	8.3%
Depreciation expense	8,870	7.4%	8,486	6.9%	8,210	6.4%
Rents, tags & utilities	3,834	3.2%	3,892	3.2%	3,706	2.9%
Sales, general & administrative	9,626	8.0%	9,188	7.5%	9,273	7.2%
Corporate expenses	2,946	2.4%	3,203	2.6%	2,685	2.1%
Intangible asset impairment	—	0.0%	2,074	1.7%	—	0.0%
Gain on property sale	(1,277)	(1.1%)	—	0.0%	—	0.0%
Gain on equipment sales	(697)	(.5%)	(1,537)	(1.2%)	(578)	(.5%)
Total cost of operations	112,382	93.5%	117,296	95.5%	123,819	95.9%

Total operating profit	$7,790	6.5%	5,586	4.5%	5,343	4.1%

Fiscal Year 2016 versus 2015

Total revenues were $120,172,000 down $2,710,000 from $122,882,000 last year. Transportation revenues (excluding fuel surcharges) were up $4,298,000 to $115,592,000 and fuel surcharge revenues were down $7,008,000 to $4,580,000. Our transportation revenue per mile increased by 4.7% over last year.

Compensation and benefits costs were up $2,019,000 (or $.05 per mile) versus last year due mainly to driver pay enhancements as we continue to invest in hiring and retaining our driver force.

The Company’s gross cost of fuel was down $5,138,000 over last year which was not enough to off-set the $7,008,000 reduction in fuel surcharge revenues resulting in a negative margin impact of $1,870,000 (or $.04 per mile) this year versus last year. The Company’s gross price of diesel fuel remained low and in a fairly tight range throughout the fiscal year with the second quarter having the lowest average cost per mile at $.31 and the fourth quarter having the highest average cost per mile at $.35. Since the price of diesel began declining in late 2014, the Company has experienced margin erosion as the decline in fuel surcharge revenue outpaced the decline in diesel fuel cost. During the first half of this year we were able to implement positive adjustments to the fuel surcharge tables with many of our customers and those adjustments contributed significantly to a positive trend of less margin erosion resulting from the lower diesel fuel price (negative margin impact: Q1 - $883,000 (or $.09 per mile), Q2 - $719,000 (or $.07 per mile), Q3 - $251,000 (or $.02 per mile), Q4 - $17,000 (or $.002)).

SG&A was up $438,000 as we have hired more management personnel to focus on the issues of driver hiring and turnover and to support our safety performance.

Corporate expense was lower by $257,000 compared to last year due mainly to the sale of a 75% interest in the corporate airplane during the second quarter of fiscal 2016.

Gain on equipment sales were $840,000 lower compared to last year primarily to fewer trailers sold and lower average value of tractors sold. Gain on property sales were $1,277,000 higher as a result of the sale of the easement in the fourth quarter.

Operating profit this year was $7,790,000 versus an operating profit of $5,586,000 last year. This year’s operating profit benefitted from the gain on easement sale of $1,277,000 while the prior year was negatively impacted by the $2,074,000 intangible asset impairment charge.

Adjusted operating profit this year was $6,513,000 versus an adjusted operating profit of $7,660,000 last year. Our adjusted operating ratio was 94.6% compared to an adjusted operating ratio of 93.8% last year. The lower results were mainly due to the higher net fuel cost of $1,870,000 which mostly occurred in the first half of this fiscal year prior to the positive adjustments we made to the fuel surcharge tables. These non-GAAP financial measures exclude gain from easement sale realized in the fourth quarter of fiscal 2016 and the intangible asset impairment charge incurred in the second quarter of fiscal 2015. Management believes these adjusted measures better reflect our operating performance during the periods discussed and reflect how management evaluates our operational results. Refer to “Non-GAAP Financial Measures” below in this press release for a more detailed discussion, including reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures”.

Fiscal Year 2015 versus 2014

Net income for fiscal 2015 was $3,339,000 or $1.02 per share, an increase of $142,000 or $.03 per share compared to net income of $3,197,000 or $.99 per share in fiscal 2014. During the second quarter of 2015, as part of a competitive bid, we elected not to pursue a significant piece of business acquired in the Pipeline transaction (closed in early fiscal 2014). The absence of this business required us to take an impairment charge of $2,074,000 against the intangible asset “customer relationships”. The $2,074,000 intangible asset impairment charge had an after tax negative impact to net income of $1,265,000, or $.39 per share, related to the Pipeline Transportation acquisition. Rather than lower our quoted rates to retain that business, management determined it was in our best interest to employ our capital and resources to find new business at better rates. During the latter half of fiscal 2015, our sales team did an excellent job replacing those lost revenue miles. In the end, we were able to haul almost as many miles in fiscal 2015 (43,220,000) as we did in fiscal 2014 (43,865,000) while increasing our transportation revenue by $2,870,000. The Company’s 2015 adjusted operating profit increased 43% to $7,660,000 and 2015 adjusted operating ratio improved to 93.8% versus last year’s 95.9%, more in line with our goals.

For fiscal 2015, total revenue was down $6,280,000 due mainly to significantly lower fuel surcharges. Total revenue is made up of transportation revenue (up $2,870,000, a 2.6% improvement over fiscal 2014) and fuel surcharge revenue

(down $9,150,000 due to the dramatic decrease in fuel prices experienced over the past 12 months). Comparing the lower fuel surcharge revenue ($9,150,000) to the lower fuel cost ($8,986,000) resulted in a $164,000 negative impact to the Company from the lower price of diesel in 2015 versus 2014.

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

Operating expenses improved by $731,000 over 2014 due in large part to lower out-of-town driver costs (as we improved on managing our customer’s business demands with more local drivers in fiscal 2015 versus 2014) and lower rigging, tolls, and operating supplies expense. Gains on equipment sales were up significantly in 2015 ($959,000) due in large part to the sale of 50 trailers during fiscal 2015 versus no trailer sales in fiscal 2014. Insurance and loss expense improved by $480,000 due in large part to lower workers’ comp expense. Depreciation expense increased $276,000 due to the increased cost of new tractors year over year. Corporate overhead saw an increase of $518,000 due mainly to higher medical claims, a significant repair to the corporate aircraft (management is in the process of selling a significant stake in the corporate aircraft to reduce the Company’s on-going expenses related thereto), higher management incentive compensation expense and the additional costs of operating as a stand-alone public company.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. As of September 30, 2016, we had no debt outstanding on this revolver, $2,436,000 outstanding under letters of credit and $22,564,000 available for additional borrowings. During fiscal 2015, the Company closed on a two (2) year revolving credit facility, to be secured by a portion of the Company’s equipment at the time of draw, from Branch Banking and Trust Company (BB&T) for up to $25 million. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. As of September 30, 2016, the Company had not taken any draws against this facility. The Company expects our fiscal year 2017 cash generation to cover the cost of our operations and all of our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2016	2015	2014
Total cash provided by (used for):
Operating activities	$14,955	15,052	10,820
Investing activities	(8,348)	(8,042)	(18,218)
Financing activities	(602)	(7,010)	7,398
Increase in cash and cash equivalents	$6,005	—	—

Outstanding debt at the beginning of the period	$—	7,282	—
Outstanding debt at the end of the period	$—	—	7,282

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $14,955,000 for the year ended September 30, 2016, $15,052,000 in 2015 and $10,820,000 in 2014. The total of net income plus depreciation and amortization less gains on asset dispositions increased $1,946,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. Accounts payable and accrued liabilities decreased $2,926,000 due to the timing of payments on the purchase of tractors and trailers in 2016 and lower bonus compensation accruals in the same period last year. These changes comprise the majority of the increase in net cash provided by operating activities. The $2,074,000 impairment charge and the related $809,000 of deferred income taxes are added back to net income in fiscal 2015 as these are non-cash items.

Investing Activities – Investing activities include the purchase of property and equipment, any business acquisitions and proceeds from sales of these assets upon retirement. For the year ended September 30, 2016, we spent $8,348,000 on equipment net of proceeds from retirements. The Company received $1,330,000 for an easement granted to the state of Florida over the Company's 25.2 acre terminal facility in Tampa, Florida resulting in a $1,277,000 gain during 2016. For the year ended September 30, 2015 we spent $8,042,000 on equipment net of retirements.

In 2015, cash required by investing activities was $8,042,000 compared to $18,218,000 in 2014. The lower investing cash use of $10,176,000 was primarily due to the acquisition of Pipeline Transportation, Inc. in fiscal 2014.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt. For the year ended September 30, 2016 we used $602,000 of cash to pay down debt. The Company had no outstanding long-term debt on September 30, 2016 or September 30, 2015.

Cash used by financing activities in the year ended September 30, 2015, was $7,010,000 compared to cash provided of $7,398,000 in 2014. This decrease in cash provided was due to borrowing to finance the acquisition of the assets of Pipeline Transportation in 2014.

Credit Facilities - In connection with the Spin-off, on January 30, 2015, the Company entered into a five-year credit agreement with Wells Fargo Bank N.A. which provides a $25 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. In connection with the Spin-off, the Company assumed and refinanced onto this new revolving credit line approximately $5.1 million of indebtedness from FRP. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which may change quarterly based on the Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum $25 million tangible net worth. As of September 30, 2016, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $11.3 million combined.

In addition to the unsecured revolving facility provided by Wells Fargo, Management determined the Company needed an additional financing source to provide capital for potential growth opportunities. As a result, the Company closed on a loan from Branch Banking and Trust Company (BB&T) for up to $25 million under a two (2) year revolving facility to be secured by a portion of the Company’s equipment. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. Each draw requires the payment of a bank fee equal to .25% of the amount drawn. Any amounts outstanding under this facility bear interest at a rate of 1.5% over LIBOR, which may change quarterly based on the Company’s leverage ratio. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment. The credit agreement contains certain conditions and financial covenants, including limitations on the payment of cash dividends that are based on the Company’s consolidated retained earnings. As of September 30 2016, the Company had not taken any draws against this facility.

Cash Requirements - The Company currently expects its fiscal 2017 capital expenditures to be approximately $9,823,000 for expansion and replacement equipment which we expect to be fully funded by our cash generated from our operations. The Company does not currently pay any cash dividends on common stock.

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

Adjusted Operating Profit

Adjusted operating profit excludes the impact of the intangible asset impairment charge. Adjusted operating profit is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating profit and adjusted operating profit is as follows:

	Three months ended	Three months ended
	September 30, 2016	September 30, 2015
Operating profit	$3,454	2,633
Adjustments:
Gain on property sale	(1,277)
Adjusted operating profit	$2,177	2,633

	Twelve months ended	Twelve months ended
	September 30, 2016	September 30, 2015
Operating profit	$7,790	5,586
Adjustments:
Gain on property sale	(1,277)	—
Intangible asset impairment charge	—	2,074
Adjusted operating profit	$6,513	7,660

Adjusted Operating Ratio

Adjusted operating ratio excludes the impact of the intangible asset impairment charge. Adjusted operating ratio is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating ratio and adjusted operating ratio is as follows:

	Three months ended	Three months ended
	September 30, 2016	September 30, 2015
Operating ratio	88.6%	91.3%
Adjustments:
Gain on property sale	4.2%	—
Adjusted operating ratio	92.8%	91.3%

	Twelve months ended	Twelve months ended
	September 30, 2016	September 30, 2015
Operating ratio	93.5%	95.5%
Adjustments:
Gain on property sale	1.1%	—
Intangible asset impairment charge	—	(1.7% )
Adjusted operating ratio	94.6%	93.8%

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

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The analysis consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill and other intangible assets. Changes in estimates or assumptions could have an impact on the Company’s financials.

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on certain claims of $250,000 ($500,000 for automobile liability and general liability claims prior to fiscal 2011 and for worker’s compensation claims prior to fiscal 2013) and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $77,000 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there is only a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2016, 2015, and 2014 amounted to $.9 million, $2.1 million and $2.6 million, respectively.   Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.6 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the consolidated and combined financial statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2016, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2016:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$2,179	458	602	618	501
Purchase Commitments	1,055	1,055	—	—	—
Other Long-Term Liabilities	1,141	72	150	154	765

Total Obligations	$4,375	1,585	752	772	1,266

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, inflation has been fairly modest with its impacts mostly related to equipment prices, tire prices and the compensation paid to drivers. Tractor prices have increased over 40% since 2007 due in part to EPA mandated new engine emission requirements on tractor engines. Customer rate increases received have significantly lagged the increased prices paid for new equipment over the same period.

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

SEASONALITY

Our business is subject to seasonal trends common in the refined petroleum products delivery industry. We typically face reduced demand for refined petroleum products delivery services during the winter months and increased demand during the spring and summer months. Further, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and fourth calendar quarters of the year and cause our operating results to fluctuate from quarter to quarter. Our operating expenses also have been somewhat higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for tractors and trailers in colder months.

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

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2016	2015	2014
Revenues:
Transportation revenues	$115,592	111,294	108,424
Fuel surcharges	4,580	11,588	20,738
Total revenues	120,172	122,882	129,162

Cost of operations:
Compensation and benefits	51,069	49,050	47,431
Fuel expenses	15,157	20,295	29,281
Repairs & tires	7,777	7,876	7,831
Other operating	4,719	4,520	5,251
Insurance and losses	10,358	10,249	10,729
Depreciation expense	8,870	8,486	8,210
Rents, tags & utilities	3,834	3,892	3,706
Sales, general & administrative	9,626	9,188	9,273
Corporate expenses	2,946	3,203	2,685
Intangible asset impairment	—	2,074	—
Gain on property sale	(1,277)	—	—
Gain on equipment sales	(697)	(1,537)	(578)
Total cost of operations	112,382	117,296	123,819

Total operating profit	7,790	5,586	5,343

BP claim settlement	1,687	—	—
Interest income and other	6	—	7
Interest expense	(130)	(112)	(109)

Income before income taxes	9,353	5,474	5,241
Provision for income taxes	3,648	2,135	2,044

Net income	$5,705	3,339	3,197

Earnings per common share:
Net income-
Basic	1.74	1.02	.99
Diluted	1.74	1.02	.99

Number of shares (in thousands) used in computing:
-basic earnings per common share	3,283	3,268	3,243
-diluted earnings per common share	3,285	3,275	3,243

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

	2016	2015	2014
Net income	$5,705	3,339	3,197
Other comp. income (loss) net of tax:
Actuarial gain (loss) retiree health	123	4	(3)
Minimum pension liability	—	(6)	(2)
Comprehensive income	$5,828	3,337	3,192

See notes to consolidated and combined financial statements

CONSOLIDATED AND COMBINED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$6,005	—
Accounts receivable (net of allowance for doubtful
accounts of $153 and $144, respectively)	7,043	7,382
Federal and state taxes receivable	261	115
Inventory of parts and supplies	811	780
Prepaid tires on equipment	2,052	2,019
Prepaid taxes and licenses	681	694
Prepaid insurance	820	748
Prepaid expenses, other	64	58
Total current assets	17,737	11,796

Property, plant and equipment, at cost:
Land	2,626	2,679
Buildings	5,494	5,507
Equipment	94,663	91,800
	102,783	99,986
Less accumulated depreciation	59,080	57,366
	43,703	42,620

Goodwill	3,431	3,431
Intangible assets, net	1,214	1,384
Other assets, net	214	295
Total assets	$66,299	59,526

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$4,896	4,163
Bank overdraft	—	773
Accrued payroll and benefits	4,608	5,363
Accrued insurance	700	1,102
Accrued liabilities, other	369	393
Total current liabilities	10,573	11,794

Deferred income taxes	10,479	8,334
Accrued insurance	184	1,026
Other liabilities	1,117	1,170
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares authorized;
3,289,353 and 3,272,804 shares issued and outstanding, respectively	329	327
Capital in excess of par value	35,919	35,005
Retained earnings	7,524	1,819
Accumulated other comprehensive income, net	174	51
Total shareholders' equity	43,946	37,202
Total liabilities and shareholders' equity	$66,299	59,526
See notes to consolidated and combined financial statements

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2016	2015	2014
Cash flows from operating activities:
Net income	$5,705	3,339	3,197
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	9,729	9,485	9,294
Intangible asset impairment	—	2,074	—
Deferred income taxes	2,145	(590)	(461)
Gain on asset dispositions	(2,222)	(1,558)	(578)
Stock-based compensation	745	617	569
Net changes in operating assets and liabilities:
Accounts receivable	339	(263)	(235)
Inventory of parts and supplies	(31)	115	(14)
Prepaid expenses	(98)	152	(149)
Other assets	132	(148)	—
Accounts payable and accrued liabilities	(448)	2,478	(1,487)
Income taxes payable and receivable	(146)	(244)	(44)
Long-term insurance liabilities and other
long-term liabilities	(895)	(405)	728
Net cash provided by operating activities	14,955	15,052	10,820

Cash flows from investing activities:
Purchase of property and equipment	(11,503)	(9,905)	(9,631)
Business acquisition	—	—	(10,023)
Proceeds from the sale of property, plant and equipment	3,155	1,863	1,436
Net cash used in investing activities	(8,348)	(8,042)	(18,218)

Cash flows from financing activities:
(Decrease) Increase in bank overdrafts	(773)	(160)	685
Proceeds from borrowing on revolving credit facility	13,536	43,793	23,528
Payments on revolving credit facility	(13,536)	(51,075)	(16,246)
Debt issue costs	—	(94)	—
Excess tax benefits from exercise of stock options	171	425	—
Proceeds from exercised stock options	—	202	—
Net distributions to FRP prior to spin-off	—	(101)	(569)
Net cash (used in) provided by financing activities	(602)	(7,010)	7,398

Net increase in cash and cash equivalents	6,005	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of the year	$6,005	—	—

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$74	175	109
Income taxes	$1,909	2,840	2,548

The Company recorded non-cash transactions for vacation liability of the Pipeline business acquisition of $132 in fiscal 2014. The Company recorded a non-cash, impairment charge related to the customer relationship intangible asset recorded resulting from the Pipeline acquisition of $2,074 during the second quarter of fiscal 2015.

See notes to consolidated and combined financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDER’S EQUITY/NET INVESTMENT - Years ended September 30

(In thousands, except share amounts)

						Accumulated	Total
			Capital in			Other	Stockholders'
	Common Stock		Excess of	Retained	Net	Comprehensive	Equity/Net
	Shares	Amount	Par Value	Earnings	Investment	Income, net	Investment
Balance as of October 1, 2013	—	$—	$—	$—	$29,472	$58	$29,530

Net income					3,197		3,197
Minimum pension liability, net of tax						(2)	(2)
Actuarial (loss) gain, net						(3)	(3)

Balance as of September 30, 2014	—	$—	$—	$—	$32,669	$53	$32,722

Issuance of common stock at spinoff	3,242,524	324					324
Exercise of stock options	16,000	2	201				203
Excess tax benefits from exercise of stock options			425				425
Stock-based compensation			174				174
Shares granted to Directors	14,280	1	341				342
Net income				3,339			3,339
Minimum pension liability, net of tax						(6)	(6)
Actuarial (loss) gain, net						4	4
Reclassification of net investment to capital in excess of par value			33,864	(1,520)	(32,669)		(325)

Balance as of September 30, 2015	3,272,804	$327	$35,005	$1,819	$—	$51	$37,202

Excess tax benefits from exercise of stock options			171				171
Stock-based compensation			384				384
Shares granted to Directors	16,549	2	359				361
Net income				5,705			5,705
Actuarial (loss) gain, net						123	123
Balance as of September 30, 2016	3,289,353	$329	$35,919	$7,524	$—	$174	$43,946

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

The Company recorded depreciation expenses for 2016, 2015 and 2014 of $9,487,000, $9,154,000 and $8,898,000, respectively.

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

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance becomes effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company adopted this guidance retrospectively as of October 1, 2015 and reclassified $309,000 of deferred tax liability as of September 30, 2015 from current to long term.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. The new standard will become effective for the Company beginning with the first quarter 2020 and requires a modified retrospective transition approach and includes a number of practical expedients. Early adoption of the standard is permitted. The Company is currently evaluating the impacts the adoption of this accounting guidance will have on the consolidated financial statements. The Company has relatively few leases extending over 12 months, the total gross contractual obligation for lease payments greater than 12 months at September 30, 2016 was $1,722,000.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. Excess tax benefits for share-based payments will be recorded as a reduction of income taxes and reflected in operating cash flows upon the adoption of this ASU. Excess tax benefits are currently recorded in equity and disclosed on the statement of cash flows as financing activity under the current rules. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. This guidance is effective for annual and interim reporting periods of public entities beginning after December 15, 2016 with early adoption permitted. The Company may early adopt this accounting guidance in fiscal 2017 or as required in fiscal 2018.

2.	Related Party Agreements.

In order to effect the Spin-off and govern our relationship with FRP Holdings, Inc. after the Spin-off, we entered into an Employee Matters Agreement and a Transition Services Agreement. The Employee Matters Agreement generally allocates responsibilities to each company for liabilities relating to each Company’s current and former employees and allocated responsibilities under employee benefit plans. The Transition Services Agreement sets forth the terms on which the Company will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers, for a period of 12 or more months after the Spin-off. The boards of the respective companies have since extended these agreements for an additional twelve months.

The consolidated and combined statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $1,542,000, $2,211,000, and $2,539,000 for fiscal 2016, 2015 and 2014, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to corporate expenses.

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

Patriot provides information technology services and previously subleased office space to Bluegrass Materials Company, LLC (“Bluegrass”). Mr. John Baker, brother of Edward L. Baker and uncle of Thompson S. Baker II, serves as Chairman of Bluegrass, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Messrs. John Baker and Edward L. Baker II have a beneficial ownership interest in Bluegrass. Bluegrass paid $599,000, $490,000 and $359,000 to the Company for fiscal 2016, 2015 and 2014 respectively for such information technology services and office space. The services to Bluegrass are anticipated to cease by December 31, 2016.

3.	Debt.

The Company had no long-term debt outstanding at September 30, 2016 and September 30, 2015. The Company has two revolving lines of credit at September 30, 2016 as follows:

Prior to the Spin-off, the Company was permitted to borrow under FRP's credit agreement with Wells Fargo Bank, N.A. (the "FRP Credit Agreement"). On January 30, 2015, the Company entered into a new $25 million, five year, revolving credit agreement with Wells Fargo Bank, N.A. and assumed and refinanced $5.1 million then outstanding on the FRP Credit Agreement into this new revolver. As of September 30, 2016, we had no outstanding debt borrowed on this revolver, $2,436,000 outstanding under letters of credit and $22,564,000 available for additional borrowings.

In addition to the unsecured revolving facility provided by Wells Fargo, Management determined the Company needed an additional financing source to provide capital for potential growth opportunities. The Company closed on a loan on May 13, 2015 from Branch Banking and Trust Company (BB&T) for up to $25 million under a two (2) year revolving facility to be secured by a portion of the Company’s equipment. This facility contains a provision which automatically converts any draws under the revolver into five-year term loans with a seven year amortization. As of September 30 2016, the Company had not taken any draws against this facility.

These credit agreements contain certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. The Company was in compliance with all of its loan covenants as of September 30, 2016.

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

Future minimum annual lease payments for assets under operating leases as of September 30, 2016 are as follows (in thousands):

Fiscal Year	Total
2017	458
2018	299
2019	303
2020	307
2021	311
Thereafter	501
Total minimum lease payments	$2,179

Aggregate expense under operating leases was $759,000, $742,000 and $738,000 for 2016, 2015 and 2014, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

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

The following details the computations of the basic and diluted earnings per common share. (Shares in thousands, except per share amounts.)

	Years Ended September 30
	2016	2015	2014
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,283	3,268	3,243

Common shares issuable under share
based payment plans which are
potentially dilutive	2	7	—

Common shares used for diluted
earnings per common share	3,285	3,275	3,243

Net income	$5,705	3,339	3,197

Earnings per common share
Basic	$1.74	1.02	.99
Diluted	$1.74	1.02	.99

For 2016 and 2015, 80,669 and 19,218 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

Patriot Incentive Stock Plan

In January 2015, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. Grants were issued based upon all outstanding FRP options held by company directors, officers and key employees on January 30, 2015 with the same remaining terms. The grants were based upon the FRP options outstanding at 24.86% of the previous exercise price based upon the when issued market value of the Company compared to the market value of FRP on that day. Simultaneously, the number of shares were divided by 3 and the exercise price multiplied by 3 to adjust for the Spin-off distribution of 1 for 3 shares of FRP. The number of common shares available for future issuance was 142,360 at September 30, 2016.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions are no dividend yield, expected volatility between 37% and 41%, risk-free interest rate of .9 to 2.0% and expected life of 3.0 to 7.0 years.

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

The Company recorded the following stock compensation expense for FRP and Patriot options (including allocations in periods prior to the Spin-off) in its consolidated and combined statements of income (in thousands):

	Years Ended September 30
	2016	2015	2014
Stock option grants	$384	274	220
Annual director stock award	361	343	349
	$745	617	569

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Grants substituted on
January 30, 2015	91,315	$20.31	5.6	$761
Exercised	(16,000)	12.62		$(95)
Outstanding at
September 30, 2015	75,315	$21.95	5.8	$666
Granted	38,794	23.78		362
Forfeited	(3,298)	24.24		(29)
Outstanding at
September 30, 2016	110,811	$22.52	6.2	$999
Exercisable at
September 30, 2016	68,049	$21.43	4.8	$548
Vested during
twelve months ended
September 30, 2016	13,651			$110

The following table summarizes information concerning stock options outstanding at September 30, 2016:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.50 – $20.63	4,874	18.99	6.0
$20.64 - $25.78	28,276	23.77	9.1
$25.79-32.23	9,612	28.39	7.8
	42,762	$24.27	8.5	years
Exercisable:
$16.50 - $20.63	35,188	18.49	4.3
$20.64 - $25.78	23,255	22.78	4.4
$25.79 - $32.23	9,606	28.91	7.7
	68,049	$21.43	4.8	Years
Total	110,811	$22.52	6.2	Years

The aggregate intrinsic value of exercisable Company options was $79,000 and the aggregate intrinsic value of all outstanding in-the-money options was $87,000 based on the Company’s market closing price of $20.73 on September 30, 2016 less exercise prices.

The realized tax benefit from Patriot option exercises during fiscal 2016 was $353,000 which pertained to FRP options exercised that were granted prior to the Spin-off to persons employed by Patriot. The unrecognized compensation expense of Patriot options granted as of September 30, 2016 was $647,000, which is expected to be recognized over a weighted-average period of 3.0 years.

7. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2016	2015	2014
Current:
Federal	$1,247	2,315	2,081
State	334	408	424
	1,581	2,723	2,505
Deferred	2,067	(588)	(461)

Total	$3,648	2,135	2,044

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2016	2015	2014
Amount computed at statutory
Federal rate	$3,180	1,862	1,804
State income taxes (net of Federal
income tax benefit)	440	257	233
Other, net	28	16	7
Provision for income taxes	$3,648	2,135	2,044

In this reconciliation, the category “Other, net” consists of changes in permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

61

	2016	2015
Deferred tax liabilities:
Property and equipment	$12,156	10,684
Prepaid expenses	134	—
Gross deferred tax liabilities	12,290	10,684
Deferred tax assets:
Insurance liabilities	184	656
Employee benefits and other	1,627	1,694
Gross deferred tax assets	1,811	2,350
Net deferred tax liability	$10,479	8,334

The Company has no unrecognized tax benefits.

Patriot tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of September 30, 2016, the earliest tax year that remains open for audit in the Unites States is 2010.

8. Accrued Insurance.

The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Payments made under a captive agreement for each year’s risk loss fund are scheduled in advance using actuarial methodology. Captive insurance assets available to us to settle risk insurance liabilities are not reported on our balance sheet as we do not control or consolidate the captive.

The accrued insurance liability at September 30 is summarized as follows (in thousands):

	2016	2015
Accrued insurance, current portion	$700	1,102
Accrued insurance, non-current	184	1,026
Total accrued insurance	$884	2,128
Captive agreement assets	3,669	2,986
Gross accrued insurance	$4,553	5,114

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s allocated cost was $792,000 in 2016, $718,000 in 2015 and $718,000 in 2014.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The fourth quarter of fiscal 2014 included a $575,000 unfavorable adjustment to the actuarially assumed expense due to the death prior to retirement of one of the plan participants. The expense allocated to the Company for fiscal 2016, 2015 and 2014 was $25,000, $28,000 and $614,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2016 and 2015 was $702,000 and $744,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2016 and 2015 was $180,000 and $387,000, respectively. The net periodic postretirement benefit cost allocated to the Company was $16,000, $12,000 and $12,000 for fiscal 2016, 2015 and 2014, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 3.7% for 2016, 4.0% for 2015 and 4.0% for 2014. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 4.25% for 2016, 2015, and 2014. No medical trend is applicable because the Company’s share of the cost is frozen.

10. Fair Value Measurements.

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

As of September 30, 2016 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis.

At September 30, 2016 and 2015, the carrying amount reported in the consolidated and combined balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximate their fair value based upon the short-term nature of these items. We believe the fair value of the allocated outstanding debt obligations approximate their carrying value as the related debt agreements reflect present market terms and as certain debt obligations contain certain interest rates that reset periodically based on current market indices.

11. Contingent Liabilities.

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

12. Concentrations.

Market: The Company primarily serves customers in the petroleum industry in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or within these industries could have an adverse effect on our financial statements.

Customers: During fiscal 2016, the Company’s ten largest customers accounted for approximately 58.9% of our revenue and one of these customers accounted for 22.0% of our revenue. Accounts receivable from the ten largest customers was $3,998,000 and $4,596,000 at September 30, 2016 and September 30, 2015 respectively. The loss of any one of these ten customers could have a material adverse effect on the Company’s revenues and income.

Deposits: The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may exceed FDIC limits.

13. Unusual or Infrequent Items Impacting Quarterly Results.

On September 30, 2016, the Company received $1,330,000 for an easement granted to the state of Florida over the Company's 25.2 acre terminal facility in Tampa, Florida resulting in a $1,277,000 gain. The easement prohibits residential development on the site and prohibits hotel development on a portion of the site.

On October 20, 2015, the Company received notice from the Claims Administrator for the Deepwater Horizon Economic and Property Damages Settlement Program that the Company’s claim in the amount of $2,106,281 qualifies for payment under the terms of the Economic and Property Damages Settlement Agreement.  On December 18, 2015 BP accepted the Company’s proposal of $2,047,651.  The Company received payment of $1,687,085 on January 6, 2016 net of all contingency fees. This amount is included in other income.

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

14. Pipeline Business Acquisition.

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

The goodwill recorded resulting from the acquisition amounted to $2,344,000 and is shown on the consolidated and combined balance sheets under Goodwill, and is amortizable for tax purposes. The other intangible assets acquired in the transaction are reflected in the line Intangible assets, net on the consolidated and combined balance sheets. In connection with the Pipeline acquisition, the Company assumed certain vehicle leases. As of September 30, 2016 these non-cancellable operating leases will require minimum annualized rental payments approximating $200,000 for the next 1.1 fiscal years.

15. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
October 1, 2013	$1,087
Goodwill acquired	2,344
September 30, 2014	3,431
No activity	—
September 30, 2015	3,431
No activity	—
September 30, 2016	$3,431

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

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2016		September 30, 2015
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value (useful life 10.5 years)	4,004	2,844	4,004	2,691
Trade name (useful life 3.5 years)	72	60	72	39
Non-compete (useful life 5 years)	62	36	62	24
	$4,138	$2,940	$4,138	$2,754

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

Amortization expense for intangible assets was $186,000 for 2016 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2017	$177
2018	166
2019	154
2020	153
2021	153
Total	$803

16. Subsequent Events. None.

Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2016, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated and combined balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2016 and 2015, and the related consolidated and combined statements of income, comprehensive income, shareholder’s equity/net investment, and cash flows for years ended September 30, 2016, 2015 and 2014. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Patriot Transportation Holding, Inc. as of September 30, 2016 and 2015, and the consolidated and combined results of its operations and its cash flows for the years ended September 30, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

Hancock Askew & Co., LLP

Savannah, Georgia

December 2, 2016

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

Chairman, President and Chief Executive

Officer of the Company

Edward L. Baker (1)

Chairman Emeritus

John E. Anderson (2)(3)(4)

Former President and Chief Executive

Officer of Patriot Transportation Holding, Inc.

Luke E. Fichthorn III (2)(3)(4)

Private Investment Banker,

Twain Associates

Charles D. Hyman (2)(3)(4)

President/Founder

Charles D. Hyman & Company

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

Vice President

President, Florida Rock & Tank Lines, Inc.

James N. Anderson IV

Vice President of Safety and Human Resources

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, January 25, 2017, at the River Club, Ortega Room, on the 34th Floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: PATI)

Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2016 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

