Form 10-K, Exhibit 13
period 2017-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2017-12-04
CIK 1616741

Annual Report 2017

CONSOLIDATED AND COMBINED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2017	2016	% Change

Revenues	$112,165	120,172	(6.7)
Operating profit	$2,372	7,790	(69.6)
Income before income taxes	$2,298	9,353	(75.4)
Net income	$1,829	5,705	(67.9)
Per common share:
Basic	$0.55	1.74	(68.4)
Diluted	$0.55	1.74	(68.4)

Total Assets	$67,954	66,299	2.5
Total Debt	$—	—	—
Shareholders' Equity	$46,583	43,946	6.0
Common Shares Outstanding	3,304	3,289	.5
Book Value Per Common Share	$14.10	13.36	5.5

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

To Our Shareholders

Fiscal year 2017 proved to be a difficult year. Our revenues declined from $120,172,000 last year to $112,165,000 this year. The Company reported net income per share of $.55 versus $1.74 last year. Last year included (i) $.24 per share of net income from the sale of an easement in Tampa, FL and (ii) $0.31 per share of net income from the settlement of a claim with BP. We ended the year with no debt, a cash balance of $11,289,000 and grew our shareholders’ equity by $2,637,000 to $46,583,000.

In certain markets where we operate, we saw aggressive pricing from our competitors despite the rising costs of equipment, insurance and driving pay that our industry has been experiencing. As a result, we lost a sizeable amount of business with one of our largest customers following a competitive bid in certain locations. In addition, another of our largest customers has been slowly transitioning its business to its growing private fleet. These two events represent the largest of our business losses over the year and outweighed the business growth we were able to achieve with other customers.

We continue to face challenges hiring and retaining qualified drivers in several markets. We raised driver pay and added vacation time for our drivers during the year and adopted a new driver training and retention program to drive improvement. This year we have engaged our 3rd party insurance advisor to perform an independent perception survey targeting our safety programs and culture and provide insights into ways we can improve our driver retention and safety record to drive down the costs associated with turnover and preventable incidents.

Again, we are proud to report that we were well represented by our drivers in the Florida Trucking Association Truck Driving Championships and had a driver awarded the Florida Trucking Association Driver of the Year for 2017. Dennis Rollins who works in our Jacksonville, Florida terminal won the award and is a great representative of our company and driver force.

In December, 2017 the federally mandated electronic log requirements for all drivers go into effect. Our Company has been electronic log compliant for many years and this new requirement will have no negative impact on our drivers or how we run our business. It is yet to be determined how this mandate will impact our competition. We will be watching closely and looking for opportunities to gain business and drivers if and when the impacts of the mandate provide those opportunities.

Technology has been a major focus of the Company over the past year and we have made several key strategic decisions with regards to improving our technology infrastructure and software applications. We should start to see the benefits of these initiatives early this year. Our goal is to be the best in our industry with respect to using technology to enhance our customers’ experience and leveraging that technology to automate and reduce costs throughout the organization.

Our primary goal for our shareholders is to grow profitably while maintaining a strong balance sheet. Due to the declines in revenue throughout the year, we did not achieve our goal of growing profitably this year. In order to achieve our goals next year, we are focused on growing revenues and continuing to control our variable costs while reducing our fixed costs. Our strategy going forward for revenue growth is to concentrate our efforts in the markets where we have been successful finding and retaining quality drivers. We will also be exploring acquisition opportunities with small regional carriers and private fleets. With regards to reducing fixed costs we are focused on increasing the utilization of our equipment and measuring our success based on revenue and drivers per tractor. We are consistently analyzing all costs associated with SG&A and making appropriate changes. With these focuses in mind, we are optimistic we will achieve our targeted levels of revenue and bottom line results in fiscal 2018.

As always, we do not take your continuing investment in our Company lightly and we want to thank you, our loyal shareholders, for your continued interest and support.

Respectively yours,

Robert E. Sandlin                                             Thompson S. Baker II

President & Chief Executive Officer                 Chairman

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

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2015 Gross Revenue Report issued by Bulk Transporter, we are the 15th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee. We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customers’ dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2017, we employed 624 revenue-producing drivers who operated our fleet of 451 tractors and 558 trailers from our 21 terminals and 7 satellite locations.

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

During fiscal 2017, the Company purchased 37 new tractors. Our fiscal 2018 capital budget includes 62 new tractors. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. At September 30, 2017 the Company operated a fleet of 451 tractors and 558 tank trailers, 7 trucks that were being prepared for sale and 17 trucks that were being placed in service. The Company owns all of the tank trailers and tractors used to conduct our business, except for 13 tractors owned by owner-operators and 10 leased tractors that were assumed in connection with the Company’s acquisitions of Pipeline Transportation, Inc. in November, 2013 and Petroleum Transport Corporation acquired in April 2016.

Approximately 82% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2017, the Company’s ten largest customers accounted for approximately 58.8% of revenue. One of these customers, Murphy USA, accounted for 19.6% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice, but nine of our top 10 accounts have been customers for at least 10 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2017	2016	2015	2014	2013
Summary of Operations:
Revenues	$112,165	120,172	122,882	129,162	112,120
Operating profit	$2,372	7,790	5,586	5,343	8,570
Interest expense	$80	130	112	109	19
Income from continuing operations	$1,829	5,705	3,339	3,197	5,216
Per Common Share (a):
Basic	$.55	1.74	1.02	.99	1.61
Diluted	$.55	1.74	1.02	.99	1.61

Net income	$1,829	5,705	3,339	3,197	5,216
Per Common Share (a):
Basic	$.55	1.74	1.02	.99	1.61
Diluted	$.55	1.74	1.02	.99	1.61

Financial Summary:
Current assets	$23,721	17,737	11,796	11,685	11,011
Current liabilities	$10,028	10,573	12,103	9,950	10,838
Property and equipment, net	$39,592	43,703	42,620	42,174	38,902
Total assets	$67,954	66,299	59,526	61,134	51,107
Long-term debt	$—	—	—	7,282	—
Shareholders’ equity/Net Investment	$46,583	43,946	37,202	32,722	29,530
Net Book Value Per common share (a)	$14.10	13.36	11.37	10.09	9.11
Other Data:
Weighted average common shares:
Basic (a)	3,299	3,283	3,268	3,243	3,243
Diluted (a)	3,302	3,285	3,275	3,243	3,243
Number of employees	857	959	979	942	871
Shareholders of record	406	423	440	—	—

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2017	2016	2017	2016	2017	2016	2017	2016
Revenues	$28,758	29,371	27,393	29,048	28,104	31,362	27,910	30,391
Operating profit	$1,248	599	325	1,447	534	2,290	265	3,454
Income before
income taxes	$1,218	2,254	294	1,415	520	2,260	266	3,424
Net income	$912	1,375	260	863	456	1,379	201	2,088

Earnings per common share (a):
Net income -
Basic	$.28	.42	.08	.26	.14	.42	.06	.63
Diluted	$.28	.42	.08	.26	.14	.42	.06	.63

Market price per common share (b):
High	$26.42	24.86	26.60	22.98	23.50	21.10	20.33	22.27
Low	$20.52	21.70	20.50	19.50	17.80	18.08	17.77	19.40

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 82% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 18% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2017, we employed 624 revenue-producing drivers who operated our fleet of 451 tractors and 558 trailers from our 21 terminals and 7 satellite locations in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

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

The driver market remains very tight. As the need to hire drivers has risen across our industry the trend we are seeing is that more and more of the applicants are drivers with little to no experience in the tank truck business. Our management team is keenly focused on continuing to grow our driver count in markets where there are opportunities for us to grow our business and to retain all of our drivers at the levels we have historically achieved while balancing the aforementioned trends and associated risks of the “new to the industry” driver applicant pool. Through the implementation of a new software program, we have enhanced our ability to quickly identify, communicate with and ultimately hire qualified drivers. We have also implemented programs to help us determine which new driver applicants are less likely to turnover early on in their careers with us thus adding new and valuable information into our hiring decision making process.

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
6

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

ITEM	FY 2017 vs. FY 2016
Total Revenue	Down 6.7%
Transportation Revenue	Down 8.9%
Revenue Miles	Down by 11.4%
Fuel net of surcharges	Down by 22.9%
PAFR	Improved from 2.03 to 2.00
Adjusted Operating Ratio	Increased from 94.6% to 97.9%
Driver Turnover Rate	Increased from 63% to 67%
Average Number of Drivers	Down 11%

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

Highlights of Fiscal 2017

•	Transportation revenue decreased $10,258,000, or 8.9%.
•	Annualized driver turnover rate increased from 63% last year to 67% this year.
•	Fuel cost net of surcharges increased $2,417,000.
•	The Company’s net income was $1,829,000, or $.55 per share (inclusive of $427,000, or $.13 per share, due to a reduced tax expense from stock option exercises in accordance with newly adopted accounting guidance on stock option exercises), compared to net income of $5,705,000, or $1.74 per share, last year. The prior year included
7

$1,029,000, or $0.31 per share, of net income from the settlement of a claim with BP over the Deepwater Horizon event and $779,000, or $.24 per share, of net income from the sale of the easement in Tampa, FL.

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2017	%	2016	%	2015	%

Revenue miles (in thousands)	38,000		42,884		43,220

Revenues:
Transportation revenue	$105,334	93.9%	115,592	96.2%	111,294	90.6%
Fuel surcharges	6,831	6.1%	4,580	3.8%	11,588	9.4%
Total Revenues	112,165	100.0%	120,172	100.0%	122,882	100.0%

Cost of operations:
Compensation and benefits	48,109	42.9%	51,069	42.5%	49,050	39.9%
Fuel expenses	14,991	13.4%	15,157	12.6%	20,295	16.5%
Repairs & tires	7,077	6.3%	7,777	6.5%	7,876	6.4%
Other operating	4,418	3.9%	4,719	3.9%	4,520	3.7%
Insurance and losses	10,728	9.6%	10,358	8.6%	10,249	8.3%
Depreciation expense	9,542	8.5%	8,870	7.4%	8,486	6.9%
Rents, tags & utilities	3,384	3.0%	3,834	3.2%	3,892	3.2%
Sales, general & administrative	9,404	8.4%	9,626	8.0%	9,188	7.5%
Corporate expenses	2,711	2.4%	2,946	2.4%	3,203	2.6%
Intangible asset impairment	—	0.0%	—	0.0%	2,074	1.7%
Gain on property sale	—	0.0%	(1,277)	(1.1%)	—	0.0%
Gain on equipment sales	(571)	(.5%)	(697)	(.5%)	(1,537)	(1.2%)
Total cost of operations	109,793	97.9%	112,382	93.5%	117,296	95.5%

Total operating profit	$2,372	2.1%	7,790	6.5%	5,586	4.5%

Fiscal Year 2017 versus 2016

Total revenues were $112,165,000, down $8,007,000 or 6.7% from last year. Transportation revenues (excluding fuel surcharges) were down $10,258,000, or 8.9%, to $105,334,000. Revenue miles declined by 4,884,000, or 11.4%, to 38,000,000 versus last year mostly attributable to (i) business loss in a competitive bid due to rates, (ii) privatization of a customer fleet, (iii) the lower demand for gasoline in the earlier part of the fiscal year and (iv) Hurricanes Harvey and Irma. Revenue per mile increased by 2.8% over last year which partially offset the reduced miles. Fuel surcharge revenues were up $2,251,000 to $6,831,000 due to higher diesel prices and the positive benefits of renegotiating fuel surcharge tables with several key customers last year.

Compensation and benefits decreased $2,960,000, or 5.8%, due to fewer miles driven partially offset by higher driver pay following the pay increase that went into effect June 30, 2017. Net fuel expense (i.e. gross fuel expenses less fuel surcharges) decreased by $2,417,000, or 23%, due to fewer miles driven and higher fuel surcharges.

Insurance and losses were up $370,000 versus last year due mainly to increased risk and health claims. Depreciation increased $672,000 but was offset by lower repair and equipment leasing costs as we have continued to replace leased equipment from a prior acquisition with new equipment. SG&A was down $222,000 and corporate expenses were down by $235,000 due to no bonus compensation expense in the current year and lower legal fees.

As a result, operating profit was $2,372,000 compared to $7,790,000 last year. Last year’s quarter included $1,277,000 from the sale of the easement in Tampa, FL. Operating ratio was 97.9 this year compared to 94.6 last year excluding the gain on the Tampa easement sale.

Fiscal Year 2016 versus 2015

Total revenues for fiscal 2016 were $120,172,000 down $2,710,000 from $122,882,000 in fiscal 2015. Transportation revenues (excluding fuel surcharges) were up $4,298,000 to $115,592,000 and fuel surcharge revenues were down $7,008,000 to $4,580,000. Our transportation revenue per mile in fiscal 2016 increased by 4.7% over fiscal 2015.

Compensation and benefits costs were up $2,019,000 (or $.05 per mile) versus fiscal 2015 due mainly to driver pay enhancements as we continued to invest in hiring and retaining our driver force.

For fiscal 2016 the Company’s gross cost of fuel was down $5,138,000 over fiscal 2015 which was not enough to off-set the $7,008,000 reduction in fuel surcharge revenues resulting in a negative margin impact of $1,870,000 (or $.04 per mile) in fiscal 2016 versus fiscal 2015. The Company’s gross price of diesel fuel remained low and in a fairly tight range throughout fiscal year 2016 with the second quarter having the lowest average cost per mile at $.31 and the fourth quarter having the highest average cost per mile at $.35. Since the price of diesel began declining in late 2014, the Company experienced margin erosion as the decline in fuel surcharge revenue outpaced the decline in diesel fuel cost. During the first half of fiscal 2016 we were able to implement positive adjustments to the fuel surcharge tables with many of our customers and those adjustments contributed significantly to a positive trend of less margin erosion resulting from the lower diesel fuel price (negative margin impact: Q1 - $883,000 (or $.09 per mile), Q2 - $719,000 (or $.07 per mile), Q3 - $251,000 (or $.02 per mile), Q4 - $17,000 (or $.002)).

SG&A was up $438,000 as we have hired more management personnel to focus on the issues of driver hiring and turnover and to support our safety performance.

Corporate expense was lower by $257,000 compared to fiscal 2015 due mainly to the sale of a 75% interest in the corporate airplane during the second quarter of fiscal 2016.

Gain on equipment sales were $840,000 lower compared to fiscal 2015 primarily to fewer trailers sold and lower average value of tractors sold. Gain on property sales were $1,277,000 higher as a result of the sale of the easement in the fourth quarter of fiscal 2016.

Operating profit for fiscal 2016 was $7,790,000 versus an operating profit of $5,586,000 in fiscal 2015. Fiscal 2016’s operating profit benefitted from the gain on easement sale of $1,277,000 while fiscal 2015 was negatively impacted by the $2,074,000 intangible asset impairment charge.

Adjusted operating profit in fiscal 2016 was $6,513,000 versus an adjusted operating profit of $7,660,000 in fiscal 2015. Our adjusted operating ratio was 94.6% in fiscal 2016 compared to an adjusted operating ratio of 93.8% in fiscal 2015. The lower results were mainly due to the higher net fuel cost of $1,870,000 which mostly occurred in the first half of fiscal 2016 prior to the positive adjustments we made to the fuel surcharge tables. These non-GAAP financial measures exclude gain from easement sale realized in the fourth quarter of fiscal 2016 and the intangible asset impairment charge incurred in the second quarter of fiscal 2015. Management believes these adjusted measures better reflect our operating performance during the periods discussed and reflect how management evaluates our operational results.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. As of September 30, 2017, we had no debt outstanding on this revolver, $2,180,000 outstanding under letters of credit and $22,820,000 available for additional borrowings. The Company expects our fiscal year 2018 cash generation to cover the cost of our operations and all of our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2017	2016	2015
Total cash provided by (used for):
Operating activities	$10,660	14,955	15,052
Investing activities	(5,376)	(8,348)	(8,042)
Financing activities	—	(602)	(7,010)
Increase in cash and cash equivalents	$5,284	6,005	—

Outstanding debt at the beginning of the period	$—	—	7,282
Outstanding debt at the end of the period	$—	—	—

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $10,660,000 for the year ended September 30, 2017, $14,955,000 in 2016 and $15,052,000 in 2015. The total of net income plus depreciation and amortization less gains on asset dispositions decreased $1,692,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. Trade accounts receivable decreased $599,000 compared to an increase of $339,000 last year due to lower days sales outstanding and lower revenues. Deferred income tax decreased $434,000 versus an increase of $2,145,000 last year. These changes comprise the majority of the increase in net cash provided by operating activities.

Investing Activities – Investing activities include the purchase of property and equipment, any business acquisitions and proceeds from sales of these assets upon retirement. For the year ended September 30, 2017, we spent $5,376,000 on equipment net of proceeds from retirements. The Company received $1,330,000 for an easement granted to the state of Florida over the Company's 25.2 acre terminal facility in Tampa, Florida resulting in a $1,277,000 gain during 2016.

In 2016, cash required by investing activities was $8,348,000 compared to $8,042,000 in 2015.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt. For the year ended September 30, 2017 we had no financing activities. For the year ended September 30, 2016 we used $602,000 of cash to pay down debt. The Company had no outstanding long-term debt on September 30, 2017 or September 30, 2016.

Cash used by financing activities in the year ended September 30, 2016, was $602,000 compared to $7,010,000 in 2015.

Credit Facilities - In connection with the Spin-off, on January 30, 2015, the Company entered into a five-year credit agreement with Wells Fargo Bank N.A. which provides a $25 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. In connection with the Spin-off, the Company assumed and refinanced onto this new revolving credit line approximately $5.1 million of indebtedness from FRP. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which may change quarterly based on the Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum $25 million tangible net worth. As of September 30, 2017, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $13.4 million combined.

Cash Requirements - The Company currently expects its fiscal 2018 capital expenditures to be approximately $10,492,000 for expansion and replacement equipment which we expect to be fully funded by our cash generated from our operations. The Company does not currently pay any cash dividends on common stock.

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

Adjusted Operating Profit

Adjusted operating profit excludes the impact of the gain on property sale. Adjusted operating profit is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating profit and adjusted operating profit is as follows:

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Operating profit	$265	3,454
Adjustments:
Gain on property sale	—	(1,277)
Adjusted operating profit	$265	2,177

	Twelve months ended	Twelve months ended
	September 30, 2017	September 30, 2016
Operating profit	$2,372	7,790
Adjustments:
Gain on property sale	—	(1,277)
Adjusted operating profit	$2,372	6,513

Adjusted Operating Ratio

Adjusted operating ratio excludes the impact of the gain on property sale. Adjusted operating ratio is presented to provide additional perspective on underlying trends in Patriot’s core operating results. A reconciliation between operating ratio and adjusted operating ratio is as follows:

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Operating ratio	99.1%	88.6%
Adjustments:
Gain on property sale	—	4.2%
Adjusted operating ratio	99.1%	92.8%

	Twelve months ended	Twelve months ended
	September 30, 2017	September 30, 2016
Operating ratio	97.9%	93.5%
Adjustments:
Gain on property sale	—	1.1%
Adjusted operating ratio	97.9%	94.6%

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

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on certain claims of $250,000 ($500,000 for automobile liability and general liability claims prior to fiscal 2011 and for worker’s compensation claims prior to fiscal 2013) and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $77,000 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there is only a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2017, 2016, and 2015 amounted to $.8 million, $.9 million and $2.1 million, respectively.   Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.8 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

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

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2017:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$2,044	581	632	641	190
Purchase Commitments	2,763	2,233	530	—	—
Other Long-Term Liabilities	1,086	74	153	195	664

Total Obligations	$5,893	2,888	1,315	836	854

INFLATION

Most of the Company’s operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, inflation has been fairly modest with its impacts mostly related to equipment prices, tire prices and the compensation paid to drivers. Tractor prices have increased over 45% since 2007 due in part to EPA mandated new engine emission requirements on tractor engines. Customer rate increases received have lagged the increased prices paid for new equipment over the same period.

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

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2017	2016	2015
Revenues:
Transportation revenues	$105,334	115,592	111,294
Fuel surcharges	6,831	4,580	11,588
Total revenues	112,165	120,172	122,882

Cost of operations:
Compensation and benefits	48,109	51,069	49,050
Fuel expenses	14,991	15,157	20,295
Repairs & tires	7,077	7,777	7,876
Other operating	4,418	4,719	4,520
Insurance and losses	10,728	10,358	10,249
Depreciation expense	9,542	8,870	8,486
Rents, tags & utilities	3,384	3,834	3,892
Sales, general & administrative	9,404	9,626	9,188
Corporate expenses	2,711	2,946	3,203
Intangible asset impairment	—	—	2,074
Gain on property sale	—	(1,277)	—
Gain on equipment sales	(571)	(697)	(1,537)
Total cost of operations	109,793	112,382	117,296

Total operating profit	2,372	7,790	5,586

BP claim settlement	—	1,687	—
Interest income and other	6	6	—
Interest expense	(80)	(130)	(112)

Income before income taxes	2,298	9,353	5,474
Provision for income taxes	469	3,648	2,135

Net income	$1,829	5,705	3,339

Earnings per common share:
Net income-
Basic	.55	1.74	1.02
Diluted	.55	1.74	1.02

Number of shares (in thousands) used in computing:
-basic earnings per common share	3,299	3,283	3,268
-diluted earnings per common share	3,302	3,285	3,275

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

	2017	2016	2015
Net income	$1,829	5,705	3,339
Other comp. income (loss) net of tax:
Actuarial gain retiree health	—	123	4
Minimum pension liability	—	—	(6)
Comprehensive income	$1,829	5,828	3,337

See notes to consolidated and combined financial statements

CONSOLIDATED AND COMBINED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2017	2016
Assets
Current assets:
Cash and cash equivalents	$11,289	6,005
Accounts receivable (net of allowance for doubtful
accounts of $150 and $153, respectively)	7,642	7,043
Federal and state taxes receivable	516	261
Inventory of parts and supplies	855	811
Prepaid tires on equipment	1,913	2,052
Prepaid taxes and licenses	612	681
Prepaid insurance	823	820
Prepaid expenses, other	71	64
Total current assets	23,721	17,737

Property, plant and equipment, at cost:
Land	2,773	2,626
Buildings	5,639	5,494
Equipment	93,511	94,663
	101,923	102,783
Less accumulated depreciation	62,331	59,080
	39,592	43,703

Goodwill	3,431	3,431
Intangible assets, net	1,021	1,214
Other assets, net	189	214
Total assets	$67,954	66,299

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$4,948	4,896
Accrued payroll and benefits	4,143	4,608
Accrued insurance	558	700
Accrued liabilities, other	379	369
Total current liabilities	10,028	10,573

Deferred income taxes	10,045	10,479
Accrued insurance	193	184
Other liabilities	1,105	1,117
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares authorized;
3,303,802 and 3,289,353 shares issued and outstanding, respectively	330	329
Capital in excess of par value	36,726	35,919
Retained earnings	9,353	7,524
Accumulated other comprehensive income, net	174	174
Total shareholders' equity	46,583	43,946
Total liabilities and shareholders' equity	$67,954	66,299
See notes to consolidated and combined financial statements

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2017	2016	2015
Cash flows from operating activities:
Net income	$1,829	5,705	3,339
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	10,293	9,729	9,485
Intangible asset impairment	—	—	2,074
Deferred income taxes	(434)	2,145	(590)
Gain on asset dispositions	(602)	(2,222)	(1,558)
Stock-based compensation	808	745	617
Net changes in operating assets and liabilities:
Accounts receivable	(599)	339	(263)
Inventory of parts and supplies	(44)	(31)	115
Prepaid expenses	198	(98)	152
Other assets	14	132	(148)
Accounts payable and accrued liabilities	(545)	(448)	2,478
Income taxes payable and receivable	(255)	(146)	(244)
Long-term insurance liabilities and other
long-term liabilities	(3)	(895)	(405)
Net cash provided by operating activities	10,660	14,955	15,052

Cash flows from investing activities:
Purchase of property and equipment	(6,332)	(11,503)	(9,905)
Proceeds from the sale of property, plant and equipment	956	3,155	1,863
Net cash used in investing activities	(5,376)	(8,348)	(8,042)

Cash flows from financing activities:
(Decrease) Increase in bank overdrafts	—	(773)	(160)
Proceeds from borrowing on revolving credit facility	—	13,536	43,793
Payments on revolving credit facility	—	(13,536)	(51,075)
Debt issue costs	—	—	(94)
Excess tax benefits from exercise of stock options	—	171	425
Proceeds from exercised stock options	—	—	202
Net distributions to FRP prior to spin-off	—	—	(101)
Net cash used in financing activities	—	(602)	(7,010)

Net increase in cash and cash equivalents	5,284	6,005	—
Cash and cash equivalents at beginning of year	6,005	—	—
Cash and cash equivalents at end of the year	$11,289	6,005	—

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$53	74	175
Income taxes	$1,578	1,909	2,840

The Company recorded a non-cash, impairment charge related to the customer relationship intangible asset recorded resulting from the Pipeline acquisition of $2,074 during the second quarter of fiscal 2015.

See notes to consolidated and combined financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDER’S EQUITY/NET INVESTMENT - Years ended September 30

(In thousands, except share amounts)

						Accumulated	Total
			Capital in			Other	Stockholders'
	Common Stock		Excess of	Retained	Net	Comprehensive	Equity/Net
	Shares	Amount	Par Value	Earnings	Investment	Income, net	Investment
Balance as of September 30, 2014	—	$—	$—	$—	$32,669	$53	$32,722

Issuance of common stock at spinoff	3,242,524	324					324
Exercise of stock options	16,000	2	201				203
Excess tax benefits from exercise of stock options			425				425
Stock-based compensation			174				174
Shares granted to Directors	14,280	1	341				342
Net income				3,339			3,339
Minimum pension liability, net of tax						(6)	(6)
Actuarial (loss) gain, net						4	4
Reclassification of net investment to capital in excess of par value			33,864	(1,520)	(32,669)		(325)

Balance as of September 30, 2015	3,272,804	$327	$35,005	$1,819	$—	$51	$37,202

Excess tax benefits from exercise of stock options			171				171
Stock-based compensation			384				384
Shares granted to Directors	16,549	2	359				361
Net income				5,705			5,705
Actuarial (loss) gain, net						123	123
Balance as of September 30, 2016	3,289,353	$329	$35,919	$7,524	$—	$174	$43,946

Stock-based compensation			440				440
Shares granted to Directors	14,449	1	367				368
Net income				1,829			1,829
Balance as of September 30, 2017	3,303,802	$330	$36,726	$9,353	$—	$174	$46,583

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

The Company recorded depreciation expenses for 2017, 2016 and 2015 of $10,089,000, $9,487,000 and $9,154,000, respectively.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which replaces existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. The new standard is effective beginning with the first quarter of fiscal 2019. The Company currently does not expect the adoption of this guidance to result in a material impact on its financial statements.

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

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. Excess tax benefits for share-based payments are recorded as a reduction of income taxes and reflected in operating cash flows upon the adoption of this ASU. Excess tax benefits were recorded in equity and as financing activity prior to adoption of this ASU. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. This guidance is effective for annual and interim reporting periods of public entities beginning after December 15, 2016 with early adoption permitted. The Company adopted this guidance prospectively as of October 1, 2016. As a result of this adoption we recorded a reduction of income tax expense from excess tax benefits on stock option exercises of $38,000 and $427,000 for the three and twelve months ended September 30, 2017, respectively.

2.	Related Party Agreements.

The Company is party to a Transition Services Agreement which resulted from our January 30, 2015 spin-off transaction from FRP Holdings, Inc. (FRP). The Transition Services Agreement sets forth the terms on which the Company will provide to FRP certain services that were shared prior to the Spin-off, including the services of certain shared executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2017.

The consolidated and combined statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $1,606,000, $1,542,000, and $2,211,000 for fiscal 2017, 2016 and 2015, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to corporate expenses.

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

Patriot provides information technology services and previously subleased office space to Bluegrass Materials Company, LLC (“Bluegrass”). Mr. John Baker, brother of Edward L. Baker and uncle of Thompson S. Baker II, serves as Chairman of Bluegrass, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Messrs. John Baker and Edward L. Baker II have a beneficial ownership interest in Bluegrass. Bluegrass paid $16,000, $599,000 and $490,000 to the Company for fiscal 2017, 2016 and 2015 respectively for such information technology services and office space. The services to Bluegrass ceased on December 31, 2016. Patriot paid $7,000 to Bluegrass for information technology services for fiscal 2017.

3.	Debt.

The Company had no long-term debt outstanding at September 30, 2017 and September 30, 2016.

Prior to the Spin-off, the Company was permitted to borrow under FRP's credit agreement with Wells Fargo Bank, N.A. (the "FRP Credit Agreement"). On January 30, 2015, the Company entered into a new $25 million, five year, revolving credit agreement with Wells Fargo Bank, N.A. and assumed and refinanced $5.1 million then outstanding on the FRP Credit Agreement into this new revolver. As of September 30, 2017, we had no outstanding debt borrowed on this revolver, $2,180,000 outstanding under letters of credit and $22,820,000 available for additional borrowings. The letter of credit fee is 1% and the applicable interest rate would have been 3.235% on September 30, 2017.

The credit agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. The Company was in compliance with all of its loan covenants as of September 30, 2017.

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

Future minimum annual lease payments for assets under operating leases as of September 30, 2017 are as follows (in thousands):

Fiscal Year	Total
2018	302
2019	309
2020	314
2021	318
2022	323
Thereafter	190
Total minimum lease payments	$1,756

Aggregate expense under operating leases was $804,000, $759,000 and $742,000 for 2017, 2016 and 2015, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

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

The following details the computations of the basic and diluted earnings per common share. (dollars and shares in thousands, except per share amounts.)

	Years Ended September 30
	2017	2016	2015
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,299	3,283	3,268

Common shares issuable under share
based payment plans which are
potentially dilutive	3	2	7

Common shares used for diluted
earnings per common share	3,302	3,285	3,275

Net income	$1,829	5,705	3,339

Earnings per common share
Basic	$.55	1.74	1.02
Diluted	$.55	1.74	1.02

For 2017 and 2016, 121,449 and 80,669 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

Patriot Incentive Stock Plan

In January 2015, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. Grants were issued based upon all outstanding FRP options held by company directors, officers and key employees on January 30, 2015 with the same remaining terms. The grants were based upon the FRP options outstanding at 24.86% of the previous exercise price based upon the when issued market value of the Company compared to the market value of FRP on that day. Simultaneously, the number of shares were divided by 3 and the exercise price multiplied by 3 to adjust for the Spin-off distribution of 1 for 3 shares of FRP. The number of common shares available for future issuance was 87,131 at September 30, 2017.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions are no dividend yield, expected volatility between 26% and 46%, risk-free interest rate of .3 to 3.9% and expected life of 3.0 to 7.0 years.

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

In December 2016, the Company approved and issued a long-term performance incentive to an officer in the form of stock appreciation rights. The Company granted 80,000 stock appreciation rights. The market price was $23.13 on the date of grant and the executive will get a cash award at age 65 based upon the stock price at that date compared to the stock price at the date of grant but in no event will the award be less than $500,000. The Company plans to expense the fair value of the award over the 9.1 year vesting period to the officer’s attainment of age 65.

In March 2017, in recognition of Thompson S. Baker II's outstanding service to FRP, the Board approved the vesting of all of Mr. Baker's outstanding FRP stock options, which expired 90 days following the termination of his employment. The vesting of Mr. Baker’s outstanding FRP options that were issued prior to the spin-off required modification stock compensation expense of $150,000. FRP reimbursed Patriot for this cost under the transition services agreement.

The annual director stock grant was 14,449 shares in fiscal 2017 at $25.50, 16,549 shares in fiscal 2016 at $21.81, and 14,280 shares in fiscal 2015 at $24.00 based on the market prices indicated on the date of the grants.

The Company recorded the following stock compensation expense for FRP and Patriot options (including allocations in periods prior to the Spin-off) in its consolidated statements of income (in thousands):

	Years Ended September 30
	2017	2016	2015
Stock option grants	$440	384	274
Annual director stock award	368	361	343
	$808	745	617

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Grants substituted on
January 30, 2015	91,315	$20.31	5.6	$761
Exercised	(16,000)	12.62		$(95)
Outstanding at
September 30, 2015	75,315	$21.95	5.8	$666
Granted	38,794	23.78		362
Forfeited	(3,298)	24.24		(29)
Outstanding at
September 30, 2016	110,811	$22.52	6.2	$999
Granted	40,780	21.25		272
Outstanding at
September 30, 2017	151,591	$22.18	6.3	$1,271
Exercisable at
September 30, 2017	95,901	$21.83	5.0	$758
Vested during
twelve months ended
September 30, 2017	27,852			$210

The following table summarizes information concerning stock options outstanding at September 30, 2017:

	Shares	Weighted	Weighted
Range of Exercise	under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.50 – $20.63	1,984	19.54	5.2
$20.64 - $25.78	46,813	22.11	8.8
$25.79-32.23	6,893	28.27	6.8
	55,690	$22.78	8.4	years
Exercisable:
$16.50 - $20.63	38,078	18.50	3.4
$20.64 - $25.78	45,498	22.71	5.9
$25.79 - $32.23	12,325	28.86	6.7
	95,901	$21.83	5.0	Years
Total	151,591	$22.18	6.3	Years

The aggregate intrinsic value of exercisable Company options was $55,000 and the aggregate intrinsic value of all outstanding in-the-money options was $56,000 based on the Company’s market closing price of $19.94 on September 29, 2017 less exercise prices.

The realized tax benefit from option exercises during fiscal 2017 was $849,000 which pertained to FRP options exercised that were granted prior to the Spin-off to persons employed by Patriot. The unrecognized compensation expense of Patriot options granted as of September 30, 2017 was $471,000, which is expected to be recognized over a weighted-average period of 3.1 years.

7. Income Taxes.

The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2017	2016	2015
Current:
Federal	$739	1,247	2,315
State	164	334	408
	903	1,581	2,723
Deferred	(434)	2,067	(588)

Total	$469	3,648	2,135

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2017	2016	2015
Amount computed at statutory
Federal rate	$781	3,180	1,862
State income taxes (net of Federal
income tax benefit)	108	440	257
Excess tax benefits from stock option exercises	(427)	—	—
Other, net	7	28	16
Provision for income taxes	$469	3,648	2,135

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2017	2016
Deferred tax liabilities:
Property and equipment	$11,568	12,156
Prepaid expenses	121	134
Gross deferred tax liabilities	11,689	12,290
Deferred tax assets:
Insurance liabilities	159	184
Employee benefits and other	1,485	1,627
Gross deferred tax assets	1,644	1,811
Net deferred tax liability	$10,045	10,479

The Company has no unrecognized tax benefits.

Patriot tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of September 30, 2017, the earliest tax year that remains open for audit in the Unites States is 2012.

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

The accrued insurance liability at September 30 is summarized as follows (in thousands):

	2017	2016
Accrued insurance, current portion	$558	700
Prepaid insurance claims	(501)	—
Accrued insurance, non-current	193	184
Total accrued insurance	$250	884
Captive agreement assets	4,506	3,669
Gross accrued insurance	$4,756	4,553

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s allocated cost was $768,000 in 2017, $792,000 in 2016 and $718,000 in 2015.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The expense allocated to the Company for fiscal 2017, 2016 and 2015 was $23,000, $25,000 and $28,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2017 and 2016 was $658,000 and $702,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2017 and 2016 was $192,000 and $180,000, respectively. The net periodic postretirement benefit credit or cost allocated to the Company was ($33,000), $16,000 and $12,000 for fiscal 2017, 2016 and 2015, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 3.7% for 2017, 3.7% for 2016 and 4.0% for 2015. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 3.73% for 2017, 4.25% for 2016, and 4.25% for 2015. No medical trend is applicable because the Company’s share of the cost is frozen.

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

As of September 30, 2017 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis.

At September 30, 2017 and 2016, the carrying amount reported in the consolidated and combined balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximate their fair value based upon the short-term nature of these items. We believe the fair value of the allocated outstanding debt obligations approximate their carrying value as the related debt agreements reflect present market terms and as certain debt obligations contain certain interest rates that reset periodically based on current market indices.

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

Customers: During fiscal 2017, the Company’s ten largest customers accounted for approximately 58.8% of our revenue and one of these customers accounted for 19.6% of our revenue. Accounts receivable from the ten largest customers was $4,070,000 and $3,998,000 at September 30, 2017 and September 30, 2016 respectively. The loss of any one of these ten customers could have a material adverse effect on the Company’s revenues and income.

Deposits: The Company places its cash and cash equivalents with Wells Fargo Bank, N.A. At times, such amounts may exceed FDIC limits.

13. Unusual or Infrequent Items Impacting Results.

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

14. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
October 1, 2014	$3,431
No activity	—
September 30, 2015	3,431
No activity	—
September 30, 2016	3,431
No activity	—
September 30, 2017	$3,431

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

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2017		September 30, 2016
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value (useful life 10.5 years)	4,004	2,997	4,004	2,844
Trade name (useful life 3.5 years)	72	72	72	60
Non-compete (useful life 5 years)	62	48	62	36
	$4,138	$3,117	$4,138	$2,940

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

Amortization expense for intangible assets was $177,000 for 2017 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2018	$166
2019	154
2020	153
2021	153
2022	153
Total	$779

Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of September 30, 2017, the Company's internal control over financial reporting is effective.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated and combined balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2017 and 2016, and the related consolidated and combined statements of income, comprehensive income, shareholder’s equity/net investment, and cash flows for the years ended September 30, 2017, 2016 and 2015. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Patriot Transportation Holding, Inc. as of September 30, 2017 and 2016, and the consolidated and combined results of its operations and its cash flows for the years ended September 30, 2017, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

Hancock Askew & Co., LLP

Savannah, Georgia

December 1, 2017

DIRECTORS AND OFFICERS

Directors

Thompson S. Baker II (1)

Chairman of the Board of the Company

Senior Vice President, Vulcan Materials

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

________________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

Robert E. Sandlin

President and Chief Executive Officer

Matthew C. McNulty

Vice President and Chief Financial Officer

John D. Milton, Jr.

Executive Vice President, General Counsel,

Treasurer, and Secretary

John D. Klopfenstein

Controller and Chief Accounting Officer

James N. Anderson IV

Vice President of Safety and Risk Management

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, January 31, 2018, at the River Club, Ortega Room, on the 34th Floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: PATI)

Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2017 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

