Form 10-K, Exhibit 13
period 2018-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2018-12-12
CIK 1616741

Annual Report 2018

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2018	2017	% Change

Revenues	$114,065	112,165	1.7
Operating profit	$2,046	2,372	(13.7)
Income before income taxes	$2,197	2,298	(4.4)
Net income	$5,119	1,829	179.9
Per common share:
Basic	$1.54	0.55	180.0
Diluted	$1.54	0.55	180.0

Total Assets	$69,817	67,954	2.7
Total Debt	$—	—	—
Shareholders' Equity	$52,406	46,583	12.5
Common Shares Outstanding	3,328	3,304	.7
Book Value Per Common Share	$15.75	14.10	11.7

BUSINESS. The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company, is to transport petroleum and other liquids and dry bulk commodities.

OBJECTIVES. The Company’s objectives are to continue building a substantial transportation company providing sound long-term growth and cash generation.

To Our Shareholders

Fiscal year 2018 proved to be a year that saw challenges as well as opportunities. Among the challenges, we lost legacy business in the second and third quarters of fiscal 2017 and we experienced difficulty quickly replacing a meaningful portion of that business. As a result, the first and second quarters of fiscal 2018 were negatively impacted by excess equipment and personnel expense as we worked to right size the company. As we entered the latter part of the second quarter, meaningful progress had been made selling excess equipment and reducing expenses. At that same time, we began taking on significant new business with an existing customer and, as we closed out the fiscal year, our year over year revenue increased in the second half of the year.

On the year, our total revenues increased from $112,165,000 last year to $114,065,000 this year. The Company reported net income per share of $1.54 versus $.55 last year (this year included a $1.04 per share ($3,444,000) benefit from revaluing the Company’s net deferred tax liability as a result of the Tax Cuts and Jobs Act). We ended the year with no debt, grew cash and investments from $11,000,000 to $17,000,000 and increased our shareholders’ equity by $5,823,000 to $52,406,000.

During the year we experienced an increase in turnover as the driver shortage and heightened competition for drivers continued. In the latter part of fiscal 2018, we implemented significant changes to our hiring process; we added a driver advocate position and introduced productivity based driver pay in an expanded effort to attract and retain drivers. We are encouraged by the increased number of drivers hired and in training since these implementations and will continue to monitor our progress for any needed adjustments to our plan. Management continues to monitor market conditions, including the capacity shortage caused by a lack of drivers, and will evaluate each opportunity and its potential impact to our bottom line results prior to making a pricing decision.

Management continues to make adjustments to the strategy and operating plan to reduce expenses and right size our fleet as illustrated by the reduced depreciation expense and improved revenue per tractor. Health Insurance costs were atypically high in fiscal 2018. Management has spent considerable time reviewing and evaluating every aspect of our health benefits package and will be implementing several changes in fiscal 2019 in an effort to control and manage these health related expenses. We remain focused on improving our safety results, which resulted in some significant cost in 2018. While we believe that increased driver turnover has contributed to increased incident frequency, we anticipate improvement based on feedback from our enhanced Driver Trainer Program introduced in 2018. Recently we have seen a willingness by our customers to help pay for these added costs; however, rates must continue to increase to keep up with these rising costs and to improve the return on investment for our capital intensive industry.

We continue to work through a number of IT projects, and we are making progress. We have nearly completed implementation of our new automated billing software, and plan to soon complete the conversion of our servers and systems to a 3rd party cloud services provider which includes an upgrade to the next generation of dispatch software. We believe all of these projects are critical to our future success as they provide significant benefits and efficiencies to our drivers, our employees and our customers.

I want to thank our employees for their dedication to our process and their understanding of the changes we are making and support of our strategic plan for the future. Our people continue to focus every day on Safely Delivering our Customer’s Products On-Time and Accurately. I have been impressed with their tireless dedication, which was highlighted during Hurricanes Florence and Michael. These storms certainly had a negative impact on our financial results but, more importantly, on our employees in several of our locations. We can tell you that our people are all accounted for, many had significant damage to their homes and their lives disrupted, but they came back to work quickly and are doing everything they can to help the community and our customers recover from these catastrophic storms. We give heartfelt thanks for their loyalty and dedication.

I want to take this opportunity to recognize one of our drivers who had a particularly special year. Jacksonville driver, Dennis Rollins, was named as a Champion Finalist for the driver of the year by the National Tank Truck Carriers Association at its annual conference in Toronto, Canada. With 32 years as a professional driver and logging over 2.1 million accident free miles, Dennis exhibits all the qualities we look for in a company driver. Congratulations Dennis!

The overall financial results for 2018 did not meet our expectations. Management continues to make the necessary adjustments to our plan to improve our performance. With the addition of business in fiscal 2018, along with the right sizing of our fleet and fixed costs, we believe we are making progress. Our primary goal for our shareholders is to grow profitably while maintaining a strong balance sheet. While we certainly maintained and improved our already strong balance sheet, we missed our goal of growing profitably this year. In order to achieve our goals next year, we are focused on strategically growing revenues while controlling and reducing several of our key expenses. Our strategy going forward for revenue growth is to concentrate our efforts in the markets where we have been successful finding and retaining quality drivers. With regards to reducing fixed costs we are focused on increasing the utilization of our equipment and measuring our success based on revenues and drivers per tractor. We are consistently analyzing all costs associated with insurance and SG&A and making appropriate changes when, and where, we can. With these focuses in mind, we are encouraged in our pursuit of our targeted levels of revenue and profitable results in fiscal 2019.

As always, we are keenly appreciative of your investment in our Company; we wish to thank you, our loyal shareholders, for your continued interest and support.

Respectfully yours,

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

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2017 Gross Revenue Report issued by Bulk Transporter, we are the 10th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee. We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling our customers’ dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2018, we employed 541 revenue-producing drivers who operated our fleet of 396 Company tractors (excluding 5 being prepared for sale), 19 owner operators and 532 trailers from our 20 terminals and 6 satellite locations.

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

During fiscal 2018, the Company purchased 12 new tractors. Our fiscal 2019 capital budget includes 60 new tractors. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. At September 30, 2018 the Company operated a fleet of 415 tractors (excluding 5 being prepared for sale), and 532 tank trailers. The Company owns all of the tank trailers and tractors used to conduct our business, except for 19 tractors owned by owner-operators and 30 full-service leased 2019 model year tractors located in key areas without Company maintenance shops.

Approximately 86% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2018, the Company’s ten largest customers accounted for approximately 59.1% of revenue. One of these customers, Murphy USA, accounted for 17.3% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice, but nine of our top 10 accounts have been customers for at least 5 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2018	2017	2016	2015	2014
Summary of Operations:
Revenues	$114,065	112,165	120,172	122,882	129,162
Operating profit	$2,046	2,372	7,790	5,586	5,343
Interest expense	$39	80	130	112	109
Income from continuing operations	$5,119	1,829	5,705	3,339	3,197
Per Common Share (a):
Basic	$1.54	.55	1.74	1.02	.99
Diluted	$1.54	.55	1.74	1.02	.99

Net income	$5,119	1,829	5,705	3,339	3,197
Per Common Share (a):
Basic	$1.54	.55	1.74	1.02	.99
Diluted	$1.54	.55	1.74	1.02	.99

Financial Summary:
Current assets	$31,444	23,721	17,737	11,796	11,685
Current liabilities	$10,163	10,028	10,573	12,103	9,950
Property and equipment, net	$33,911	39,592	43,703	42,620	42,174
Total assets	$69,817	67,954	66,299	59,526	61,134
Long-term debt	$—	—	—	—	7,282
Shareholders’ equity	$52,406	46,583	43,946	37,202	32,722
Net Book Value Per common share (a)	$15.75	14.10	13.36	11.37	10.09
Other Data:
Weighted average common shares:
Basic (a)	3,318	3,299	3,283	3,268	3,243
Diluted (a)	3,320	3,302	3,285	3,275	3,243
Number of employees	783	857	959	979	942
Shareholders of record	383	406	423	440	—

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2018	2017	2018	2017	2018	2017	2018	2017
Revenues	$27,901	28,758	27,979	27,393	29,404	28,104	28,781	27,910
Operating profit (loss)	$744	1,248	(292)	325	1,353	534	241	265
Income (loss) before
income taxes	$736	1,218	(270)	294	1,407	520	324	266
Net income (loss)	$3,592	912	(188)	260	1,086	456	629	201

Earnings per common share (a):
Net income (loss)-
Basic	$1.09	.28	(.06)	.08	.33	.14	.19	.06
Diluted	$1.09	.28	(.06)	.08	.33	.14	.19	.06

Market price per common share (b):
High	$20.31	26.42	20.33	26.60	22.65	23.50	22.06	20.33
Low	$16.72	20.52	17.35	20.50	18.00	17.80	18.55	17.77

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences. For comparative purposes, for the year ended September 30, 2014 and for the first quarter 2015, the number of common shares outstanding utilized for the calculation is based on the 3,242,524 shares of our common stock that was distributed to the shareholders of FRP in connection with the Spin-off and distribution on January 30, 2015.

(b) All prices represent Nasdaq reported high and low daily closing prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2018, we employed 541 revenue-producing drivers who operated our fleet of 396 Company tractors (excluding 5 being prepared for sale), 19 owner operators and 532 trailers from our 20 terminals and 6 satellite locations in Florida, Georgia, Alabama, South Carolina, North Carolina and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

Our industry is characterized by such barriers to entry as the time and cost required to develop the capabilities necessary to handle hazardous material, the resources required to recruit, train and retain drivers, substantial industry regulatory and insurance requirements and the significant capital investments required to build a fleet of equipment, establish a network of terminals and, in recent years, the cost to build and maintain sufficient information technology resources to allow us to interface with and assist our customers in the day-to-day management of their product inventories.

Our ability to provide superior customer service at competitive rates and to operate safely and efficiently is important to our success in growing our revenues and increasing profitability. Our focus is to grow our profitability by executing on our key strategies of (i) increasing our business with existing and new customers, particularly hypermarket and large convenience store chains, that are willing to compensate us for our ability to provide superior, safe and reliable service, (ii) expanding our service offerings with respect to dry bulk and chemical products particularly in markets where we already operate terminals, (iii) earning the reputation as the preferred employer for tank truck drivers in all the markets in which we operate and (iv) pursuing strategic acquisitions. Our ability to execute this strategy depends on continuing our dedicated commitments to customer service and safety and continuing to recruit and retain qualified drivers.

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

There are several opportunities available today in our markets that will allow us to execute on our growth strategy so long as we can find, hire and retain qualified drivers to meet the demands of these opportunities. We believe the tighter driver market has and will continue to provide us with opportunities to capture new business. As these opportunities arise, we are willing to let certain lower priced business go in this environment to grow our business with customers willing to pay for our reliability and superior customer service.

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

The Company’s operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity in the United States and the Southeast, driver availability and cost, government regulations regarding driver qualifications and limitations on the hours drivers can work, petroleum product demand in the Southeast which is driven in part by tourism and commercial aviation, and fuel costs. Internal factors include revenue mix, equipment utilization, Company imposed restrictions on hiring drivers under the age of 23 or drivers without at least one year of driving experience, auto and workers’ compensation accident frequencies and severity, administrative costs, and group health claims experience.

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

To measure our performance, management focuses primarily on total revenue growth, transportation revenue growth, revenue miles, our preventable accident frequency rate (“PAFR”), our operating ratio (defined as our operating expenses as a percentage of our operating revenue), turnover rate and average driver count (defined as average number of revenue producing drivers under employment over the specified time period) as compared to the same period in the prior year.

ITEM	FY 2018 vs. FY 2017
Total Revenue	Up 1.7%
Transportation Revenue	Down 2.1%
Revenue Miles	Down by .2%
PAFR	Increased from 2.00 to 2.27
Operating Ratio	Increased from 97.9% to 98.2%
Driver Turnover Rate	Increased from 67% to 68%
Avg. Driver Count incl. owner oper.	Down 7%

Highlights of Fiscal 2018

•	Total revenue increased $1,900,000, or 1.7%.
•	Annualized driver turnover rate increased from 67% last year to 68% this year.
•	Insurance and losses increased $1,001,000.
•	Depreciation expense decreased $783,000.
•	The Company’s net income was $5,119,000, or $1.54 per share, compared to net income of $1,829,000, or $.55 per share in the same period last year. This year’s net income included $3,444,000, or $1.04 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017.

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2018	%	2017	%	2016	%

Revenue miles (in thousands)	37,924		38,000		42,884

Revenues:
Transportation revenue	$103,131	90.4%	105,334	93.9%	115,592	96.2%
Fuel surcharges	10,934	9.6%	6,831	6.1%	4,580	3.8%
Total Revenues	114,065	100.0%	112,165	100.0%	120,172	100.0%

Cost of operations:
Compensation and benefits	48,010	42.1%	48,109	42.9%	51,069	42.5%
Fuel expenses	17,434	15.3%	14,991	13.4%	15,157	12.6%
Repairs & tires	7,194	6.3%	7,077	6.3%	7,777	6.5%
Other operating	4,679	4.1%	4,418	3.9%	4,719	3.9%
Insurance and losses	11,729	10.3%	10,728	9.6%	10,358	8.6%
Depreciation expense	8,759	7.7%	9,542	8.5%	8,870	7.4%
Rents, tags & utilities	3,385	3.0%	3,384	3.0%	3,834	3.2%
Sales, general & administrative	9,735	8.5%	9,404	8.4%	9,626	8.0%
Corporate expenses	2,124	1.8%	2,711	2.4%	2,946	2.4%
Gain on property sale	—	0.0%	—	0.0%	(1,277)	(1.1%)
Gain on equipment sales	(1,030)	(.9%)	(571)	(.5%)	(697)	(.5%)
Total cost of operations	112,019	98.2%	109,793	97.9%	112,382	93.5%

Total operating profit	$2,046	1.8%	2,372	2.1%	7,790	6.5%

Fiscal Year 2018 versus 2017

Total revenues for the year were $114,065,000, up $1,900,000 from the prior year. Transportation revenues (excluding fuel surcharges) were $103,131,000, down $2,203,000 or 2.1% mainly due to the business losses in the second and third quarters of last year partially offset by the replacement of a meaningful portion of that business starting in the second quarter of this year. Miles declined by 76,000 to 37,924,000 versus 38,000,000 last year.

Compensation and benefits decreased $99,000 as a result of reducing personnel costs ($439,000) and lower driver pay and benefits expense ($1,155,000) mostly offset by higher owner operator pay ($1,495,000) as we added owner operators during the fiscal year. Net fuel expense (i.e. gross fuel expenses less fuel surcharges) decreased by $1,660,000 due to higher fuel surcharges on higher average diesel prices. Other operating expenses increased $261,000 due mainly to increased tolls (in most cases we bill our customers for toll expenses), environmental accruals and site maintenance and repairs at some of our terminal offices. Insurance and losses were up $1,001,000 due mainly to higher liability ($708,000) and medical ($575,000) claims partially offset by lower workers’ compensation expense. Depreciation expense was down $783,000 as a result of right sizing our fleet. SG&A was up $331,000 due mainly to severance expense, reorganizing our IT department, upgrading our IT infrastructure and higher advertising costs related to hiring drivers. Corporate expenses were down $587,000 due mainly to a decrease in legal and consulting fees and corporate management changes that occurred at the beginning of fiscal 2018. Gain on sale of assets increased $459,000 as we sold excess equipment, including excess trailers.

As a result, operating profit was $2,046,000 compared to $2,372,000 in the prior fiscal year Operating ratio was 98.2 versus a 97.9 last year.

Fiscal Year 2017 versus 2016

Total revenues were $112,165,000 in fiscal year 2017, down $8,007,000 or 6.7% from the prior year. Transportation revenues (excluding fuel surcharges) were down $10,258,000, or 8.9%, to $105,334,000 for the year ended September 30, 2017. Revenue miles declined by 4,884,000, or 11.4%, to 38,000,000 in fiscal 2017 versus fiscal 2016 mostly attributable to (i) business loss in a competitive bid due to rates, (ii) privatization of a customer fleet, (iii) the lower demand for gasoline in the earlier part of fiscal year 2017 and (iv) Hurricanes Harvey and Irma. Revenue per mile increased by 2.8% over fiscal year 2016 which partially offset the reduced miles. Fuel surcharge revenues were up $2,251,000 to $6,831,000 due to higher diesel prices and the positive benefits of renegotiating fuel surcharge tables with several key customers in the prior year.

Compensation and benefits decreased $2,960,000, or 5.8%, in fiscal year 2017 due to fewer miles driven partially offset by higher driver pay following the pay increase that went into effect June 30, 2017. Net fuel expense (i.e. gross fuel expenses less fuel surcharges) decreased by $2,417,000, or 23%, due to fewer miles driven and higher fuel surcharges.

Insurance and losses were up $370,000 in fiscal year 2017 versus fiscal year 2016 due mainly to increased risk and health claims. Depreciation increased $672,000 but was offset by lower repair and equipment leasing costs as we replaced leased equipment from a prior acquisition with new equipment. SG&A was down $222,000 and corporate expenses were down by $235,000 due to no bonus compensation expense in fiscal year 2017 and lower legal fees.

As a result, operating profit was $2,372,000 in fiscal year 2017 compared to $7,790,000 in fiscal year 2016. Fiscal year 2016 included $1,277,000 from the sale of the easement in Tampa, FL. Operating ratio was 97.9 in fiscal year 2017 compared to 94.6 in fiscal year 2016 excluding the gain on the Tampa easement sale.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. As of September 30, 2018, we had no debt outstanding on this revolver, $3,043,000 outstanding under letters of credit and $21,957,000 available for additional borrowings. The Company expects our fiscal year 2019 cash generation to cover the cost of our operations and all of our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2018	2017	2016
Total cash provided by (used for):
Operating activities	$7,772	10,660	14,955
Investing activities	(19,809)	(5,376)	(8,348)
Financing activities	749	—	(602)
Increase (decrease) in cash and cash equivalents	$(11,288)	5,284	6,005

Outstanding debt at the beginning of the period	$—	—	—
Outstanding debt at the end of the period	$—	—	—

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $7,772,000 for the year ended September 30, 2018, $10,660,000 in 2017 and $14,955,000 in 2016. The total of net income plus depreciation and amortization less gains on asset dispositions increased $2,025,000 versus the same period last year. These changes are described above under “Comparative Results of Operations”. Deferred income taxes decreased $3,671,000 resulting from revaluing the Company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. Prepaid expenses increased due to prepayment of Fiscal 2019 insurance and higher net insurance captive assets. These changes comprise the majority of the increase in net cash provided by operating activities.

Investing Activities – Investing activities include the purchase of property and equipment, purchase and sale of Treasury bills, any business acquisitions and proceeds from sales of these assets upon retirement. For the year ended September 30, 2018, we spent $19,809,000 on investing activities which included $2,574,000 for the purchase of equipment net of proceeds from retirements and $17,235,000 for the purchase of Treasury bills. For the year ended September 30, 2017, we spent $5,376,000 for the purchase of equipment net of proceeds from retirements.

In 2017, cash required by investing activities was $5,376,000 compared to $8,348,000 in 2016. The Company received $1,330,000 for an easement granted to the state of Florida over the Company's 25.2 acre terminal facility in Tampa, Florida resulting in a $1,277,000 gain during 2016.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt. For the year ended September 30, 2018 cash provided by financing activities was $749,000. For the year ended September 30, 2017 we had no financing activities. The Company had no outstanding long-term debt on September 30, 2018 or September 30, 2017.

Cash used by financing activities in the year ended September 30, 2016, was $602,000.

Credit Facilities - The Company has a five-year credit agreement with Wells Fargo Bank N.A. which provides a $25 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which may change quarterly based on the Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum $25 million tangible net worth. As of September 30, 2018, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $17.8 million combined.

Cash Requirements - The Company currently expects its fiscal 2019 capital expenditures to be approximately $10 million for replacement equipment which we expect to be fully funded by our cash generated from our operations. The Company does not currently pay any cash dividends on common stock.

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

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Actual results could differ from the estimates and assumptions used. Management of the Company considers the following accounting policies critical to the reported operations of the Company:

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

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on liability claims of $250,000 and $500,000 for worker’s compensation claims and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $84,500 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there is only a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2018, 2017, and 2016 amounted to $2.1 million, $.8 million and $.9 million, respectively.   Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.5 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the consolidated financial statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2018, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2018:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$4,024	1,021	1,615	1,337	51
Purchase Commitments	6,519	6,289	230	—	—
Other Long-Term Liabilities	1,031	76	154	154	647

Total Obligations	$11,574	7,386	1,999	1,491	698

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

SEASONALITY

Our business is subject to seasonal trends common in the refined petroleum products delivery industry. We typically face reduced demand for refined petroleum products delivery services during the winter months and increased demand during the spring and summer months. Further, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and second fiscal quarters of the year and cause our operating results to fluctuate from quarter to quarter. Our operating expenses also have been somewhat higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for tractors and trailers in colder months.

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

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2018	2017	2016
Revenues:
Transportation revenues	$103,131	105,334	115,592
Fuel surcharges	10,934	6,831	4,580
Total revenues	114,065	112,165	120,172

Cost of operations:
Compensation and benefits	48,010	48,109	51,069
Fuel expenses	17,434	14,991	15,157
Repairs & tires	7,194	7,077	7,777
Other operating	4,679	4,418	4,719
Insurance and losses	11,729	10,728	10,358
Depreciation expense	8,759	9,542	8,870
Rents, tags & utilities	3,385	3,384	3,834
Sales, general & administrative	9,735	9,404	9,626
Corporate expenses	2,124	2,711	2,946
Gain on property sale	—	—	(1,277)
Gain on equipment sales	(1,030)	(571)	(697)
Total cost of operations	112,019	109,793	112,382

Total operating profit	2,046	2,372	7,790

BP claim settlement	—	—	1,687
Interest income and other	190	6	6
Interest expense	(39)	(80)	(130)

Income before income taxes	2,197	2,298	9,353
(Benefit from) provision for income taxes	(2,922)	469	3,648

Net income	$5,119	1,829	5,705

Earnings per common share:
Net income-
Basic	$1.54	.55	1.74
Diluted	$1.54	.55	1.74

Number of shares (in thousands) used in computing:
-basic earnings per common share	3,318	3,299	3,283
-diluted earnings per common share	3,320	3,302	3,285

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

	2018	2017	2016
Net income	$5,119	1,829	5,705
Other comp. income (loss) net of tax:
Actuarial gain retiree health	—	—	123
Unrealized investment losses, net	(9)	—	—
Loss on retiree health, net	(32)	—	—
Tax reform gain on retiree health	32	—	—
Comprehensive income	$5,110	1,829	5,828

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1	11,289
Treasury bills available for sale	17,298	—
Accounts receivable (net of allowance for doubtful
accounts of $153 and $150, respectively)	7,866	7,642
Federal and state taxes receivable	547	516
Inventory of parts and supplies	895	855
Prepaid tires on equipment	1,746	1,913
Prepaid taxes and licenses	609	612
Prepaid insurance	2,348	823
Prepaid expenses, other	134	71
Total current assets	31,444	23,721

Property, plant and equipment, at cost:
Land	2,773	2,773
Buildings	5,713	5,639
Equipment	86,224	93,511
	94,710	101,923
Less accumulated depreciation	60,799	62,331
	33,911	39,592

Goodwill	3,431	3,431
Intangible assets, net	855	1,021
Other assets, net	176	189
Total assets	$69,817	67,954

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$3,271	4,948
Bank Overdraft	625	—
Accrued payroll and benefits	3,963	4,143
Accrued insurance	1,896	558
Accrued liabilities, other	408	379
Total current liabilities	10,163	10,028

Deferred income taxes	5,940	10,045
Accrued insurance	204	193
Other liabilities	1,104	1,105
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares authorized;
3,328,466 and 3,303,802 shares issued and outstanding, respectively	333	330
Capital in excess of par value	37,436	36,726
Retained earnings	14,472	9,353
Accumulated other comprehensive income, net	165	174
Total shareholders' equity	52,406	46,583
Total liabilities and shareholders' equity	$69,817	67,954
See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2018	2017	2016
Cash flows from operating activities:
Net income	$5,119	1,829	5,705
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	9,469	10,293	9,729
Deferred income taxes	(4,105)	(434)	2,145
Gain on asset dispositions	(1,043)	(602)	(2,222)
Stock-based compensation	589	808	745
Net changes in operating assets and liabilities:
Accounts receivable	(224)	(599)	339
Inventory of parts and supplies	(40)	(44)	(31)
Prepaid expenses	(1,418)	198	(98)
Other assets	(64)	14	132
Accounts payable and accrued liabilities	(490)	(545)	(448)
Income taxes payable and receivable	(31)	(255)	(146)
Long-term insurance liabilities and other
long-term liabilities	10	(3)	(895)
Net cash provided by operating activities	7,772	10,660	14,955

Cash flows from investing activities:
Purchase of property and equipment	(4,656)	(6,332)	(11,503)
Purchase of Treasury bills	(17,235)	—	—
Proceeds from the sale of property, plant and equipment	2,082	956	3,155
Net cash used in investing activities	(19,809)	(5,376)	(8,348)

Cash flows from financing activities:
(Decrease) Increase in bank overdrafts	625	—	(773)
Proceeds from borrowing on revolving credit facility	—	—	13,536
Payments on revolving credit facility	—	—	(13,536)
Excess tax benefits from exercise of stock options	—	—	171
Proceeds from exercised stock options	124	—	—
Net cash provided by (used in) financing activities	749	—	(602)

Net increase (decrease) in cash and cash equivalents	(11,288)	5,284	6,005
Cash and cash equivalents at beginning of year	11,289	6,005	—
Cash and cash equivalents at end of the year	$1	11,289	6,005

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$33	53	74
Income taxes	$1,427	1,578	1,909

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Stockholders'
	Shares	Amount	Par Value	Earnings	Income, net	Investment
Balance as of September 30, 2015	3,272,804	$327	$35,005	$1,819	$51	$37,202

Excess tax benefits from exercise of stock options			171			171
Stock-based compensation			384			384
Shares granted to Directors	16,549	2	359			361
Net income				5,705		5,705
Actuarial (loss) gain, net					123	123
Balance as of September 30, 2016	3,289,353	$329	$35,919	$7,524	$174	$43,946

Stock-based compensation			440			440
Shares granted to Directors	14,449	1	367			368
Net income				1,829		1,829
Balance as of September 30, 2017	3,303,802	$330	$36,726	$9,353	$174	$46,583

Exercise of stock options	5,801	1	123			124
Stock-based compensation			221			221
Shares granted to Directors	18,863	2	366			368
Net income				5,119		5,119
Unrealized loss on investment, net					(9)	(9)
Loss on retiree health, net					(32)	(32)
Tax reform gain on retiree health					32	32
Balance as of September 30, 2018	3,328,466	$333	$37,436	$14,472	$165	$52,406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

DESCRIPTION OF BUSINESS - The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customer’s products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customer’s fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling our customer’s dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts, certain assets, liabilities, and expenses of Patriot and its wholly owned subsidiaries that comprise the Company. All significant intercompany transactions within the consolidated entity have been eliminated.

CASH AND CASH EQUIVALENTS –The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset.

TREASURY BILLS AVAILABLE FOR SALE – Consists of maturities of 3 months to 1 year at time of purchase.

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

The Company recorded depreciation expenses for 2018, 2017 and 2016 of $9,298,000, $10,089,000 and $9,487,000,

respectively.

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

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers’ compensation, automobile liability, and general liability insurance programs (“risk insurance”). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $84,500 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued.

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

COMPREHENSIVE INCOME – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholder’s equity.

RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which replaces existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. Management has identified that a legally enforceable contract with its customers is executed by both parties at the point of pickup of the shipper’s product, as evidenced by the bill of lading. Although the Company may have master agreements with its customers, these master agreements only establish terms. There is no financial obligation to the shipper until the Company takes possession of the load. Revenue is recognized for each individual load and the amount of revenue in progress at the end of each quarter is insignificant. There is no significant amount of judgment or uncertainty in recording revenue. The new standard is effective for the Company on October 1, 2018, the beginning of the first quarter of fiscal 2019. The Company’s adoption of this guidance did not result in a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. The new standard will become effective for the Company beginning with the first quarter 2020 and requires a modified retrospective transition approach and includes a number of practical expedients. Early adoption of the standard is permitted. The Company is currently evaluating the impacts the adoption of this accounting guidance will have on the consolidated financial statements. The Company has relatively few leases extending over 12 months, primarily the corporate office and 30 leased tractors. The total gross contractual obligation for leases with commitments greater than 12 months at September 30, 2018 was $3,875,000.

2.	Related Party Agreements.

The Company provides FRP Holdings, Inc. (FRP) certain services including the services of certain shared executive officers. A written agreement exists outlining the terms of such services and the boards of the respective companies amended and extended this agreement for one year effective October 1, 2018.

The consolidated statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $1,441,000, $1,606,000, and $1,542,000 for fiscal 2018, 2017 and 2016, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to corporate expenses.

We employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

Patriot provided information technology services and previously subleased office space to Bluegrass Materials Company, LLC (“Bluegrass”). Mr. John Baker, brother of Edward L. Baker and uncle of Thompson S. Baker II, serves as Chairman of Bluegrass, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Messrs. John Baker and Edward L. Baker II have a beneficial ownership interest in Bluegrass. Bluegrass paid $16,000 and $599,000 to the Company for fiscal 2017 and 2016, respectively, for such information technology services and office space. The services to Bluegrass ceased on December 31, 2016. Patriot paid $7,000 to Bluegrass for information technology services for fiscal 2017.

3.	Debt.

The Company had no long-term debt outstanding at September 30, 2018 and September 30, 2017. On January 30, 2015, the Company entered into a $25 million, five year, revolving credit agreement with Wells Fargo Bank, N.A. and assumed and refinanced $5.1 million then outstanding. As of September 30, 2018, we had no outstanding debt borrowed on this revolver, $3,043,000 in commitments under letters of credit and $21,957,000 available for additional borrowings. The letter of credit fee is 1% and the applicable interest rate on borrowings would have been 3.242% on September 30, 2018.

The credit agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. The Company was in compliance with all of its loan covenants as of September 30, 2018.

4.	Operating Leases.

The Company leases certain assets under operating leases, which primarily consist of real estate leases for the corporate office and some of our terminal locations and 30 full-service leased 2019 model year tractors located in key areas without Company maintenance shops. Certain operating leases provide for renewal options, which can vary by lease and are typically offered at their fair rental value. The Company has not made any residual value guarantees related to its operating leases; therefore, there is no corresponding liability recorded on the Balance Sheets.

Future minimum annual lease payments for assets under operating leases as of September 30, 2018 are as follows (in thousands):

Fiscal Year	Total
2019	1,021
2020	808
2021	807
2022	740
2023	597
Thereafter	51
Total minimum lease payments	$4,024

Aggregate expense under operating leases was $1,274,000, $1,198,000 and $1,656,000 for 2018, 2017 and 2016, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

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

	Years Ended September 30
	2018	2017	2016
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,318	3,299	3,283

Common shares issuable under share
based payment plans which are
potentially dilutive	2	3	2

Common shares used for diluted
earnings per common share	3,320	3,302	3,285

Net income	$5,119	1,829	5,705
Earnings per common share
Basic	$1.54	.55	1.74
Diluted	$1.54	.55	1.74

For 2018 and 2017, 147,909 and 121,449 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

6. Stock-Based Compensation Plans.

Participation in FRP Plans

Prior to January 2015, The Company's directors, officers and key employees previously were eligible to participate in FRP's 2000 Stock Option Plan and the 2006 Stock Option Plan under which options for shares of common stock were granted to directors, officers and key employees. All related compensation expense has been fully allocated to the Company (rather than FRP) and included in corporate expenses.

Patriot Incentive Stock Plan

In January 2015, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. Grants were issued based upon all outstanding FRP options held by company directors, officers and key employees on January 30, 2015 with the same remaining terms. The number of common shares available for future issuance was 38,507 at September 30, 2018.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions are no dividend yield, expected volatility between 26% and 46%, risk-free interest rate of .3 to 3.9% and expected life of 3.0 to 7.0 years.

The dividend yield of zero is based on the fact that Patriot does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

The realized tax benefit pertaining to options exercised and the remaining compensation cost of options previously granted are recognized by FRP or Patriot based on the employment location of the related employee or director.

In December 2016, the Company approved and issued a long-term performance incentive to an officer in the form of stock appreciation rights. The Company granted 80,000 stock appreciation rights. The market price was $23.13 on the date of grant and the executive will get a cash award at age 65 based upon the stock price at that date compared to the stock price at the date of grant but in no event will the award be less than $500,000. The Company plans to expense the fair value of the award over the 9.1 year vesting period to the officer’s attainment of age 65. The accrued liability under this plan as of September 30, 2018 and 2017 was $161,000 and $71,000, respectively.

In March 2017, in recognition of Thompson S. Baker II's outstanding service to FRP, the Board approved the vesting of all of Mr. Baker's outstanding FRP stock options, which expired 90 days following the termination of his employment. The vesting of Mr. Baker’s outstanding FRP options that were issued prior to the spin-off required modification stock compensation expense of $150,000. FRP reimbursed Patriot for this cost.

The annual director stock grant was 18,863 shares in fiscal 2018 at $19.53, 14,449 shares in fiscal 2017 at $25.50, and 16,549 shares in fiscal 2016 at $21.81 based on the market prices indicated on the date of the grants.

The Company recorded the following stock compensation expense in its consolidated statements of income (in thousands):

	Years Ended September 30
	2018	2017	2016
Stock option grants	$221	440	384
Annual director stock award	368	368	361
	$589	808	745

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at
October 1, 2015	75,315	$21.95	5.8	$666
Granted	38,794	23.78		362
Forfeited	(3,298)	24.24		(29)
Outstanding at
September 30, 2016	110,811	$22.52	6.2	$999
Granted	40,780	21.25		272
Outstanding at
September 30, 2017	151,591	$22.18	6.3	$1,271
Granted	33,960	18.57		240
Exercised	(5,801)	21.44		(53)
Forfeited	(4,199)	21.44		(39)
Outstanding at
September 30, 2018	175,551	$21.52	6.3	$1,419
Exercisable at
September 30, 2018	100,816	$22.05	4.9	$809
Vested during
twelve months ended
September 30, 2018	25,891			$188

The following table summarizes information concerning stock options outstanding at September 30, 2018:

	Shares	Weighted	Weighted
Range of Exercise	Under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.50 – $20.63	33,960	18.57	9.1
$20.64 - $25.78	36,600	22.08	7.8
$25.79-32.23	4,175	28.01	5.9
	74,735	$20.81	8.3	Years
Exercisable:
$16.50 - $20.63	40,062	18.55	2.5
$20.64 - $25.78	45,711	22.89	6.7
$25.79 - $32.23	15,043	28.83	5.7
	100,816	$22.05	4.9	Years
Total	175,551	$21.52	6.3	Years

The aggregate intrinsic value of exercisable Company options was $31,000 and the aggregate intrinsic value of all outstanding in-the-money options was $57,000 based on the Company’s market closing price of $19.23 on September 28, 2018 less exercise prices.

The realized tax benefit from option exercises during fiscal 2018 was $261,000 including $259,000 which pertained to FRP options exercised that were granted prior to the Spin-off to persons employed by Patriot. The unrecognized compensation expense of Patriot options granted as of September 30, 2018 was $490,000, which is expected to be recognized over a weighted-average period of 3.1 years.

7. Income Taxes.

Fiscal 2018 net income included $3,444,000 due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.28% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. The effective tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, is projected to decrease from 39.5% to 30.5% for fiscal 2018 and 27.5% for subsequent years. The tax rate for any year could be higher due to the impact of net worth taxes, permanent differences, and penalties and interest on lower than projected book income.

The provision for or benefit from income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2018	2017	2016
Current:
Federal	$865	739	1,247
State	304	164	334
	1,169	903	1,581
Deferred	(4,091)	(434)	2,067

Total	$(2,922)	469	3,648

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2018	2017	2016
Amount computed at statutory
Federal rate	$532	781	3,180
State income taxes (net of Federal
income tax benefit)	131	108	440
Excess tax benefits from stock option exercises	(170)	(427)	—
Gain on rate change due to Tax Cut and Jobs
Act of 2017	(3,444)	—	—
Other, net	29	7	28
Provision for income taxes	$(2,922)	469	3,648

In this reconciliation, the category “Other, net” consists of changes in permanent tax differences related to non-deductible expenses, goodwill tax amortization, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2018	2017
Deferred tax liabilities:
Property and equipment	$6,849	11,568
Prepaid expenses	478	121
Gross deferred tax liabilities	7,327	11,689
Deferred tax assets:
Insurance liabilities	448	159
Employee benefits and other	939	1,485
Gross deferred tax assets	1,387	1,644
Net deferred tax liability	$5,940	10,045
25

The Company has no unrecognized tax benefits.

Patriot tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of September 30, 2018, the earliest tax year that remains open for audit in the Unites States is 2013.

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

The accrued insurance liability at September 30 is summarized as follows (in thousands):

	2018	2017
Accrued insurance, current portion	$1,896	558
Prepaid insurance claims	(1,235)	(501)
Accrued insurance, non-current	204	193
Total accrued insurance	$865	250
Captive agreement assets	3,644	4,506
Gross accrued insurance	$4,509	4,756

9. Employee Benefits.

The Company and certain subsidiaries and related entities (FRP) have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $784,000 in 2018, $768,000 in 2017 and $792,000 in 2016.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The expense for fiscal 2018, 2017 and 2016 was $22,000, $23,000 and $25,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2018 and 2017 was $613,000 and $658,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2018 and 2017 was $204,000 and $192,000, respectively. The net periodic postretirement benefit credit or cost allocated to the Company was ($32,000), ($33,000) and $16,000 for fiscal 2018, 2017 and 2016, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 3.7% for 2018, 3.7% for 2017 and 3.7% for 2016. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 3.73% for 2018, 3.73% for 2017, and 4.25% for 2016. No medical trend is applicable because the Company’s share of the cost is frozen.

10. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement

During the quarter ending September 30, 2018 the Company invested in treasury bills with maturities at time of purchase of 3 months to 1 year. The unrealized loss on these investments of $13,000 was recorded as part of comprehensive income and was based on the market value (Level 1). The amortized cost of the investments was $17,311,000 and the carrying amount and fair value was $17,298,000 as of September 30, 2018.

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

Customers: During fiscal 2018, the Company’s ten largest customers accounted for approximately 59.1% of our revenue and one of these customers accounted for 17.3% of our revenue. Accounts receivable from the ten largest customers was $4,875,000 and $4,070,000 at September 30, 2018 and September 30, 2017 respectively. The loss of any one of these ten customers could have a material adverse effect on the Company’s revenues and income.

Deposits: Cash and cash equivalents are comprised of cash at Wells Fargo Bank, N.A. and a BB&T Money Market Fund. The balances may exceed FDIC limits.

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

First quarter 2018 net income included $3,041,000, or $.92 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.28% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. The effective tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, is projected to decrease from 39.5% to 30.5% for fiscal 2018 and 27.5% for subsequent years.

Fourth quarter 2018 net income included $403,000, or $.12 per share, due to a deferred tax benefit resulting from finalizing the revaluation of the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017.

14. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
October 1, 2015	$3,431
No activity	—
September 30, 2016	3,431
No activity	—
September 30, 2017	3,431
No activity	—
September 30, 2018	$3,431

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

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2018		September 30, 2017
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value (useful life 10.5 years)	4,004	3,150	4,004	2,997
Trade name (useful life 3.5 years)	72	72	72	72
Non-compete (useful life 5 years)	62	61	62	48
	$4,138	$3,283	$4,138	$3,117

Amortization expense for intangible assets was $165,000 for 2018 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2019	$154
2020	153
2021	153
2022	153
2023	153
Total	$766

Report of Management

Management's Responsibility for the Financial Statements

Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Management of the Company is responsible for establishing and maintaining a system of internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control system is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all officers and employees of our Company and subsidiaries.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2017 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of September 30, 2018.

The Company's independent auditors, Hancock Askew& Co., LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our Company's shareowners. Hancock Askew & Co., LLP has audited and reported on the consolidated financial statements of Patriot Transportation Holding, Inc. The report of the independent auditors is contained in this annual report.

Audit Committee's Responsibility

The Audit Committee of our Company's Board of Directors, composed solely of Directors who are independent in accordance with the requirements of the Nasdaq Stock Market listing standards, the Exchange Act, and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal controls and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in the Company's Proxy Statement.

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. (the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended September 30, 2018,2017 and 2016, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of their operations and their cash flows for the years ending September 30, 2018, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hancock Askew & Co., LLP

We have served as the Company’s auditor since 2006.

Savannah, Georgia

December 11, 2018

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

John D. Klopfenstein

Controller and Chief Accounting Officer

James N. Anderson IV

Vice President of Safety and Risk Management

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, January 30, 2019, at the River Club, Florida Room, on the 34th Floor of the Wells Fargo Building, One Independent Drive, Jacksonville, Florida 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: PATI)

Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2018 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

