Form 10-K, Exhibit 13
period 2019-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2019-12-11
CIK 1616741

Annual Report 2019

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2019	2018	% Change

Revenues	$108,716	114,065	(4.7)
Operating profit	$1,979	2,046	(3.3)
Income before income taxes	$2,393	2,197	8.9
Net income	$1,763	5,119	(65.6)
Per common share:
Basic	$.53	1.54	(65.6)
Diluted	$.53	1.54	(65.6)

Total Assets	$72,293	69,817	3.5
Total Debt	$—	—	—
Shareholders' Equity	$54,797	52,406	4.6
Common Shares Outstanding	3,351	3,328	.7
Book Value Per Common Share	$16.35	15.75	3.8

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

To Our Shareholders

Fiscal year 2019 proved to be very challenging as the driver market continued to tighten. Revenue came in at $109 million, well below the $114 million we generated in fiscal 2018. The lower revenue was mainly driven by a decreasing driver count and the closure of our Charlotte terminal in May of 2019. We ended the year with an average count of 538 drivers versus 580 in fiscal year 2018. Just prior to the beginning of fiscal 2019, in an effort to reverse the trend of a declining driver force, we implemented a new productivity/minimum guarantee pay program. While the program provided a significant boost to driver hiring, it did nothing to reduce turnover and ultimately resulted in us spending significantly more on training and driver pay in fiscal 2019. In early October 2019, after gaining input from our drivers, we announced an overhaul to the driver pay program that eliminated the weekly productivity/minimum guarantee pay program and added seniority pay raises, weekly productivity bonuses, and a Paid Time Off Buyback Program, among other enhancements. We are hopeful these enhancements will continue to attract new drivers but, more importantly, will incentivize all our drivers to remain employed with the Company for years to come.

A great deal of our success is dependent upon our ability to increase revenue at good freight rates. Our strategy is to concentrate revenue growth efforts in the markets where we have been successful with driver retention and to diversify our product mix where we can achieve revenue growth and improve profit margin. Recently, we closed on the acquisition of the assets of Danfair Transport out of Americus, GA which had total revenues of approximately $2.3 million in 2018. We are excited about this acquisition as it fits nicely into one of the most stable market areas in our network and provides an opportunity to grow with some new customers in other markets we serve.

Controlling our fixed expense is critical in a declining revenue environment. During fiscal 2019, we reduced our average tractor fleet from 383 to 330 to remain aligned with our target of at least 1.5 drivers per tractor. On an annualized basis, this reduction will save the Company approximately $750,000 in depreciation expense alone.

Unfortunately, we were also forced to make headcount reductions during 2019 as we focused on keeping our support wages and SG&A expense at or below our targeted percentage of revenue. The reductions are projected to save the Company in excess of $750,000 in fiscal 2020.

We continued to search for ways to reduce costs associated with our employee benefit plans. During fiscal 2019, we implemented changes to our health, wellness and pharmacy plans that project to provide an annualized savings in excess of $1 million in fiscal 2020. These savings allowed us to keep our employee premium costs flat for the second year in a row while adding better benefits to the plans. We are hopeful that achievements like these will continue to set us apart from our competition and build a stronger workforce for our Company.

The auto liability insurance market continued to tighten in 2019 and resulted in a meaningful increase in our annual premium cost for fiscal 2020. While we were fully able to absorb the cost increase and maintain liability insurance well in excess of our customers’ minimum requirements, some of our competitors may struggle to do the same. Whether this leads to less competition, higher freight rates, consolidation or all of the above is yet to be seen, but it stands to be a big part of the industry story for the remainder of 2019 and into the future.

Finally, technology investments have played a large part in the past couple of years. During 2019, we completed several technology projects that included a new billing automation platform and a complete migration of our critical operating systems to a 3rd party cloud service provider. These implementations have helped us reduce costs and improve efficiencies across our network. Looking into 2020, we plan to begin piloting an on-board tractor camera system to assist us in managing our auto insurance claims and to improve driving behavior. Furthermore, we plan to implement a new automated dispatch module that should bring significant efficiencies to our operations and customers. We believe these projects are critical to our future success as they provide significant benefits to our drivers, employees and customers.

We want to thank our employees for their dedication to our Company and to providing the highest level of safety, professionalism and customer service. Our non-driver employee workforce consists of some of the finest people in the industry and we are consistently recognizing employees for 10, 20 and even 30 years of dedicated service each year at our annual meeting. We truly value their loyalty and leadership within our organization.

We are very proud to say that in fiscal 2019 the company beat our preventable accident frequency target. We set a very high standard for ourselves each year and achieving this goal speaks volumes about our drivers as well as our dedicated managers. Achieving this target allowed us to give away a brand-new Chevy Silverado to one of the Company’s many eligible, accident free drivers in 2019. Congratulations to Marco Rollins on winning this year’s award. The joy in Marco’s voice when he answered the phone call during our annual awards dinner was priceless and makes what we do every day well worth the effort. I also want to recognize Ron Stanley as the recipient of the Company’s John R. Mabbett Award for 2019 Driver of the Year. Ron is a veteran who served in the United States Army and we’ve been fortunate to have him on our team for the past six years. He has been a strong and consistent leader and exemplifies our determination to exceed customer expectations in safety, quality and service. Ron, we thank you for dedication and commitment to our Company.

While fiscal 2019 fell well below our expectations on profitability, our balance sheet remained strong, we continued to replace older tractors with new equipment using cash from operations and grew our shareholder equity by $2.4 million. We currently hold $21 million in cash and investments and have no outstanding debt.  The Company is poised to invest in business opportunities like the Danfair acquisition should those opportunities continue to arise. During fiscal 2020, we will be exploring opportunities to expand our chemical business and are currently consulting with a chemical industry veteran to gain a better perspective on opportunities to grow chemical revenues in several new lanes. We believe we are taking the necessary steps to be successful in the future. Our management team is committed to satisfying our customers’ needs and achieving a solid return on investment for our shareholders. As always, we do not take your continuing investment in our Company lightly and we want to thank you for your continued interest and support.

Respectfully,

Robert E. Sandlin

President & Chief Executive Officer

Thompson S. Baker II

Chairman

OUR BUSINESS

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2017 Gross Revenue Report issued by Bulk Transporter, we are the 10th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, North Carolina and Tennessee.  We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customers’ fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2019, we employed 530 revenue-producing drivers who operated our fleet of 376 Company tractors (excluding 9 being placed in service and 3 being prepared for sale), 24 owner operators and 491 trailers from our 19 terminals and 6 satellite locations.

During fiscal 2019, the Company purchased 60 new tractors. Our fiscal 2020 capital budget includes 60 new tractors. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. At September 30, 2019 the Company operated a fleet of 376 tractors (excluding 9 being placed in service and 3 being prepared for sale), and 491 tank trailers. The Company owns all of the tank trailers and tractors used to conduct our business, except for 24 tractors owned by owner-operators and 30 full-service leased 2019 model year tractors located in key areas without Company maintenance shops.

Approximately 86% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2019, the Company’s ten largest customers accounted for approximately 63.1% of revenue. One of these customers, Murphy USA, accounted for 19.2% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice, but nine of our top 10 accounts have been customers for at least 5 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2019	2018	2017	2016	2015
Summary of Operations:
Revenues	$108,716	114,065	112,165	120,172	122,882
Operating profit	$1,979	2,046	2,372	7,790	5,586
Interest expense	$32	39	80	130	112
Income from continuing operations	$1,763	5,119	1,829	5,705	3,339
Per Common Share (a):
Basic	$.53	1.54	.55	1.74	1.02
Diluted	$.53	1.54	.55	1.74	1.02

Net income	$1,763	5,119	1,829	5,705	3,339
Per Common Share (a):
Basic	$.53	1.54	.55	1.74	1.02
Diluted	$.53	1.54	.55	1.74	1.02

Financial Summary:
Current assets	$34,424	31,444	23,721	17,737	11,796
Current liabilities	$8,827	10,163	10,028	10,573	12,103
Property and equipment, net	$33,567	33,911	39,592	43,703	42,620
Total assets	$72,293	69,817	67,954	66,299	59,526
Long-term debt	$—	—	—	—	—
Shareholders’ equity	$54,797	52,406	46,583	43,946	37,202
Net Book Value Per common share	$16.35	15.75	14.10	13.36	11.37
Other Data:
Weighted average common shares:
Basic (a)	3,342	3,318	3,299	3,283	3,268
Diluted (a)	3,343	3,320	3,302	3,285	3,275
Number of employees	761	783	857	959	979
Shareholders of record	358	383	406	423	440

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2019	2018	2019	2018	2019	2018	2019	2018
Revenues	$28,054	27,901	27,008	27,979	27,526	29,404	26,128	28,781
Operating profit (loss)	$1,107	744	293	(292)	423	1,353	156	241
Income (loss) before
income taxes	$1,198	736	399	(270)	531	1,407	265	324
Net income (loss)	$884	3,592	289	(188)	396	1,086	194	629

Earnings per common share (a):
Net income (loss)-
Basic	$.27	1.09	.09	(.06)	.12	.33	.06	.19
Diluted	$.27	1.09	.09	(.06)	.12	.33	.06	.19

Market price per common share (b):
High	$20.96	20.31	19.75	20.33	19.25	22.65	18.75	22.06
Low	$18.44	16.72	18.40	17.35	16.97	18.00	16.75	18.55

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customers’ products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customers’ fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2019, we employed 530 revenue-producing drivers who operated our fleet of 376 Company tractors (excluding 9 being placed in service and 3 being prepared for sale), 24 owner operators and 491 trailers from our 19 terminals and 6 satellite locations in Florida, Georgia, Alabama, North Carolina and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

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

Our industry is experiencing a severe driver shortage. As the need to hire drivers has risen across our industry the trend we are seeing is that more and more of the applicants are drivers with little to no experience in the tank truck business. Our management team is keenly focused on continuing to grow our driver count in markets where there are opportunities for us to grow our business and to retain all of our drivers at the levels we have historically achieved while balancing the aforementioned trends and associated risks of the “new to the industry” driver applicant pool. Through the implementation of a software program, we have enhanced our ability to quickly identify, communicate with and ultimately hire qualified drivers.

There are several opportunities available today in our markets that will allow us to execute on our strategy so long as we can find, hire and retain qualified drivers to meet the demands of these opportunities. We believe the tighter driver market has and will continue to provide us with opportunities to capture new business. As these opportunities arise, we are willing to let certain lower priced business go in this environment to grow our business with customers willing to pay for our reliability and superior customer service.

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

Our operating costs primarily consist of the following:

•	Compensation and Benefits - Wages and employee benefits for our drivers and terminal support personnel is the largest component of our operating costs. These costs are impacted by such factors as miles driven, driver pay increases, driver turnover and training costs and additional driver pay due to temporary out-of-town deployments to serve new business;
•	Fuel Expenses - Our fuel expenses will vary depending on miles driven as well as such factors as fuel prices (which can be highly volatile), the fuel efficiency of our fleet and the average haul length;
•	Repairs and Tires – This category consists of vehicle maintenance and repairs (excluding shop personnel) and tire expense (including amortization of tire cost and road repairs). These expenses will vary based on such factors as miles driven, the age of our fleet, and tire prices.
•	Other Operating Expenses – This category consists of tolls, hiring costs, out-of-town driver travel cost, terminal facility maintenance and other operating expenses. These expenses will vary based on such factors as, driver availability and out-of-town driver travel requirements, business growth and inflation among others;
•	Insurance and Losses – This includes costs associated with insurance premiums, and the self-insured portion of liability, worker’s compensation, health insurance and cargo claims and wreck repairs. We work very hard to manage these expenses through our safety and wellness programs, but these expenses will vary depending on the frequency and severity of accident and health claims, insurance markets and deductible levels;
•	Depreciation Expense – Depreciation expense consists of the depreciation of the cost of fixed assets such as tractors and trailers over the life assigned to those assets. The amount of depreciation expense is impacted by equipment prices and the timing of new equipment purchases. We expect the cost of new tractors and trailers to continue to increase, impacting our future depreciation expense;
•	Rents, Tags and Utilities Expenses – This category consists of rents payable on leased facilities and leased equipment, federal highway use taxes, vehicle registrations, license and permit fees and personal property taxes assessed against our equipment, communications, utilities and real estate taxes;
•	Sales, General and Administrative Expenses - This category consists of the wages, bonus accruals, benefits, travel, vehicle and office costs for our administrative personnel as well as professional fees and amortization charges for intangible assets purchased in acquisitions of other businesses;
•	Corporate Expenses – Corporate expenses consist of wages, bonus accruals, insurance and other benefits, travel, vehicle and office costs for corporate executives, director fees, stock option expense and aircraft expense;
•	Gains/Loss on Disposition of Property, Plant & Equipment - Our financial results for any period may be impacted by any gain or loss that we realize on the sale of used equipment, losses on wrecked equipment, and disposition of other assets. We periodically sell used equipment as we replace older tractors and trailers.
7

Gains or losses on equipment sales can vary significantly from period to period depending on the timing of our equipment replacement cycle, market prices for used equipment and losses on wrecked equipment.

To measure our performance, management focuses primarily on total revenue growth, transportation revenue growth, revenue miles, our preventable accident frequency rate (“PAFR”), our operating ratio (defined as our operating expenses as a percentage of our operating revenue), turnover rate (excluding drivers related to Charlotte closure) and average driver count (defined as average number of revenue producing drivers under employment over the specified time period) as compared to the same period in the prior year.

ITEM	FY 2019 vs. FY 2018
Total Revenue	Down 4.7%
Transportation Revenue	Down 4.7%
Revenue Miles	Down by 6%
PAFR	Improved from 2.27 to 1.99
Operating Ratio	Constant at 98.2%
Driver Turnover Rate	Increased from 68% to 78%
Avg. Driver Count incl. owner oper.	Down 6%

Highlights of Fiscal 2019

•	The Company’s net income was $1,763,000, or $.53 per share, compared to net income of $5,119,000, or $1.54 per share in the same period last year. This year’s net income included $634,000, or $.19 per share, from gains on real estate sales. Net income last year included $3,444,000, or $1.04 per share, due to a deferred tax benefit resulting from the Tax Cuts and Jobs Act of 2017. Income before income taxes was $2,393,000 this period versus $2,197,000 in the same period last year.
•	Our revenues and revenue miles declined from fiscal 2018 primarily due to a 6% reduction in our average driver count (including owner operators) as we continue to be impacted by the nationwide driver shortage.
•	Insurance and losses were down $2,303,000 due mainly to lower auto liability expense ($1,355,000) resulting from the favorable settlement of several prior years’ claims and lower health expense ($657,000) due in large part to the recent changes to our wellness and specialty drug plans.
•	Depreciation expense was down $889,000 as we sold excess equipment to right size our fleet.

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2019	%	2018	%	2017	%

Revenue miles (in thousands)	35,666		37,924		38,000

Revenues:
Transportation revenue	$98,279	90.4%	103,131	90.4%	105,334	93.9%
Fuel surcharges	10,437	9.6%	10,934	9.6%	6,831	6.1%
Total Revenues	108,716	100.0%	114,065	100.0%	112,165	100.0%

Cost of operations:
Compensation and benefits	47,549	43.7%	48,010	42.1%	48,109	42.9%
Fuel expenses	15,805	14.5%	17,434	15.3%	14,991	13.4%
Repairs & tires	7,373	6.8%	7,194	6.3%	7,077	6.3%
Other operating	4,811	4.4%	4,679	4.1%	4,418	3.9%
Insurance and losses	9,426	8.7%	11,729	10.3%	10,728	9.6%
Depreciation expense	7,870	7.3%	8,759	7.7%	9,542	8.5%

Rents, tags & utilities	3,406	3.1%	3,385	3.0%	3,384	3.0%
Sales, general & administrative	9,884	9.1%	9,735	8.5%	9,404	8.4%
Corporate expenses	2,270	2.1%	2,124	1.8%	2,711	2.4%
Gain on disposition of PP&E	(1,657)	-1.5%	(1,030)	-.9%	(571)	-.5%
Total cost of operations	106,737	98.2%	112,019	98.2%	109,793	97.9%

Total operating profit	$1,979	1.8%	2,046	1.8%	2,372	2.1%

Fiscal Year 2019 versus 2018

Total revenues for the year were $108,716,000, down $5,349,000 from the prior year. Transportation revenues (excluding fuel surcharges) were $98,279,000, down $4,852,000. Miles declined by 2,258,000 to 35,666,000 versus 37,924,000 last year. The decline in miles and revenues was primarily due to the decline in our average number of drivers from 580 in fiscal year 2018 to 538 in fiscal year 2019 and the closure of our Charlotte terminal in May 2019.

Fuel expenses decreased by $1,629,000 due to fewer miles driven. Repair and tire expense increased $179,000 due to more high-dollar repairs this fiscal year versus last fiscal year. Other operating expenses were up $132,000 due to increased tolls (most of which is billed to the customer), driver hiring and out of town driver expense. Insurance and losses were down $2,303,000 due mainly to lower auto liability expense ($1,355,000) resulting from the favorable settlement of several prior years’ claims and lower health expense ($657,000) due in large part to the recent changes to our wellness and specialty drug plans. Depreciation expense was down $889,000 as we sold excess equipment to right size our fleet. Sales, general & administrative costs increased $149,000 due mainly to increased driver recruiting efforts and higher IT expense (on now completed system upgrades). Gain on disposition of assets increased $627,000 due primarily to a gain of $866,000 on the sale of a prior terminal site in Ocoee, Florida and a gain of $231,000 on the insurance settlement for hurricane damages and losses sustained at our Panama City, Florida location.

As a result, operating profit was $1,979,000 compared to $2,046,000 in the prior fiscal year Operating ratio was 98.2 versus a 98.2 last year.

Fiscal Year 2018 versus 2017

Total revenues for fiscal 2018 were $114,065,000, up $1,900,000 from the prior year. Transportation revenues (excluding fuel surcharges) were $103,131,000, down $2,203,000 or 2.1% mainly due to the business losses in the second and third quarters of fiscal 2017 partially offset by the replacement of a meaningful portion of that business starting in the second quarter of fiscal 2018. Miles declined by 76,000 to 37,924,000 versus 38,000,000 in fiscal 2017.

Compensation and benefits decreased $99,000 as a result of reducing personnel costs ($439,000) and lower driver pay and benefits expense ($1,155,000) mostly offset by higher owner operator pay ($1,495,000) as we added owner operators during fiscal 2018. Net fuel expense (i.e. gross fuel expenses less fuel surcharges) decreased by $1,660,000 due to higher fuel surcharges on higher average diesel prices. Other operating expenses increased $261,000 due mainly to increased tolls (in most cases we bill our customers for toll expenses), environmental accruals and site maintenance and repairs at some of our terminal offices. Insurance and losses were up $1,001,000 due mainly to higher liability ($708,000) and medical ($575,000) claims partially offset by lower workers’ compensation expense. Depreciation expense was down $783,000 as a result of right sizing our fleet. SG&A was up $331,000 due mainly to severance expense, reorganizing our IT department, upgrading our IT infrastructure and higher advertising costs related to hiring drivers. Corporate expenses were down $587,000 due mainly to a decrease in legal and consulting fees and corporate management changes that occurred at the beginning of fiscal 2018. Gain on sale of assets increased $459,000 as we sold excess equipment, including excess trailers.

As a result, operating profit was $2,046,000 compared to $2,372,000 in fiscal 2017 Operating ratio was 98.2 versus 97.9 in fiscal 2017.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. As of September 30, 2019, we had no debt outstanding on this revolver, $3,001,000 outstanding under letters of credit and $31,999,000 available for additional borrowings. The Company expects our fiscal year 2020 cash generation to cover the cost of our operations and all of our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2019	2018	2017
Total cash provided by (used for):
Operating activities	$10,429	7,772	10,660
Investing activities	5,362	(19,809)	(5,376)
Financing activities	(559)	749	—
Increase (decrease) in cash and cash equivalents	$15,232	(11,288)	5,284

Outstanding debt at the beginning of the period	$—	—	—
Outstanding debt at the end of the period	$—	—	—

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $10,429,000 for the year ended September 30, 2019, $7,772,000 in 2018 and $10,660,000 in 2017. The total of net income plus depreciation and amortization less gains on asset dispositions decreased $4,953,000 versus last year. These changes are described above under “Comparative Results of Operations”. Deferred income tax decreased $4,105,000 in the prior year primarily due to a reduction in income tax expense related to the enactment of the Tax Cuts and Jobs Act. Accounts receivable decreased $1,278,000 in the current year due to lower September revenues and improved days sales outstanding. These changes comprise the majority of the increase in net cash provided by operating activities.

Investing Activities – Investing activities include the purchase of property and equipment, purchase and maturity of Treasury bills, any business acquisitions and proceeds from sales of property and equipment upon retirement. For the year ended September 30, 2019, net cash provided by investing activities was $5,362,000 which included $26,500,000 in proceeds on maturities of Treasury bills offset by $6,328,000 for the purchase of plant, property and equipment net of proceeds from retirements and $14,810,000 for the purchase of Treasury bills. For the year ended September 30, 2018, we spent $19,809,000 on investing activities which included $2,574,000 for the purchase of equipment net of proceeds from retirements and $17,235,000 for the purchase of Treasury bills.

In 2018, cash required by investing activities was $19,809,000 compared to $5,376,000 in 2017.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt and proceeds from the sale of shares of common stock through employee equity incentive plans. For the year ended September 30, 2019 cash used in financing activities was $559,000 due to bank overdrafts in the prior year, debt issue costs related to a revised and restated revolver credit agreement and stock option exercises. For the year ended September 30, 2018 cash provided by financing activities was $749,000. The Company had no outstanding long-term debt on September 30, 2019 or September 30, 2018.

The Company had no financing activities in the year ended September 30, 2017.

Credit Facilities - The Company has a five-year credit agreement with Wells Fargo Bank N.A. which provides a $35 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which may change quarterly based on the

Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum $40 million tangible net worth. As of September 30, 2019, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $21.8 million combined.

Cash Requirements - The Company currently expects its fiscal 2020 capital expenditures to be approximately $8.4 million for replacement equipment which we expect to be fully funded by our cash generated from our operations. On December 4, 2019 the Company’s Board of Directors declared a special cash dividend of $3.00 per share on the Company’s outstanding common stock. This one-time, special dividend is payable on January 30, 2020, to shareholders of record at the close of business on January 15, 2020. The Board of Directors also declared a quarterly dividend of $0.15 per share, payable on January 30, 2020, to shareholders of record on January 15, 2020.

While the Company is affected by environmental regulations, such regulations are not expected to have a major effect on the Company’s capital expenditures or operating results.

The Company expects that cash flows from operating activities, cash on hand and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures, dividends and its working capital needs for the next 12 months and the foreseeable future.

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

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on liability claims of $250,000 and $500,000 for worker’s compensation claims and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $84,500 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there is only a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2019, 2018, and 2017 amounted to $2.7 million, $2.1 million and $.8 million, respectively.   Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.2 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the consolidated financial statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2019, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2019:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$2,888	1,089	1,559	240	—
Purchase Commitments	4,909	4,883	26	—	—
Other Long-Term Liabilities	981	77	154	154	596

Total Obligations	$8,778	6,049	1,739	394	596

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

SEASONALITY

Our business is subject to seasonal trends common in the refined petroleum products delivery industry. We typically face reduced demand for refined petroleum products delivery services during the winter months and increased demand during the spring and summer months. Further, operating costs and earnings are generally adversely affected by inclement weather conditions. These factors generally result in lower operating results during the first and second fiscal quarters of the year and cause our operating results to fluctuate from quarter to quarter. Our fuel efficiency is somewhat lower in colder months.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as ”anticipate”, ”estimate”, ”plans”, ”projects”, ”continuing”, ”ongoing”, ”expects”, ”management believes”, ”the Company believes”, ”the Company intends” and similar words or phrases. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including increased vehicle fuel efficiency, the increased popularity of electric vehicles recessionary and terrorist impacts on travel in the Company’s markets; fuel costs and the Company’s ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations, including regulations regarding the transportation industry and regulations intended to reduce greenhouse gas emissions; cyber-attacks; availability and terms of financing; competition in our markets; interest rates, and inflation and general economic conditions. However, this list is not a complete statement of all potential risks or uncertainties.

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

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2019	2018	2017
Revenues:
Transportation revenues	$98,279	103,131	105,334
Fuel surcharges	10,437	10,934	6,831
Total revenues	108,716	114,065	112,165

Cost of operations:
Compensation and benefits	47,549	48,010	48,109
Fuel expenses	15,805	17,434	14,991
Repairs & tires	7,373	7,194	7,077
Other operating	4,811	4,679	4,418
Insurance and losses	9,426	11,729	10,728
Depreciation expense	7,870	8,759	9,542
Rents, tags & utilities	3,406	3,385	3,384
Sales, general & administrative	9,884	9,735	9,404
Corporate expenses	2,270	2,124	2,711
Gain on disposition of PP&E	(1,657)	(1,030)	(571)
Total cost of operations	106,737	112,019	109,793

Total operating profit	1,979	2,046	2,372

Interest income and other	446	190	6
Interest expense	(32)	(39)	(80)

Income before income taxes	2,393	2,197	2,298
Provision for (benefit from) income taxes	630	(2,922)	469

Net income	$1,763	5,119	1,829

Earnings per common share:
Net income-
Basic	$.53	1.54	.55
Diluted	$.53	1.54	.55

Number of shares (in thousands) used in computing:
-basic earnings per common share	3,342	3,318	3,299
-diluted earnings per common share	3,343	3,320	3,302

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

	2019	2018	2017
Net income	$1,763	5,119	1,829
Other comp. income (loss) net of tax:
Unrealized investment gain (loss), net	14	(9)	—
Loss on retiree health, net	(51)	(32)	—
Tax reform gain on retiree health	—	32	—
Comprehensive income	$1,726	5,110	1,829

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$15,233	1
Treasury bills available for sale	5,983	17,298
Accounts receivable (net of allowance for doubtful
accounts of $133 and $153, respectively)	6,588	7,866
Federal and state taxes receivable	290	547
Inventory of parts and supplies	949	895
Prepaid tires on equipment	1,616	1,746
Prepaid taxes and licenses	536	609
Prepaid insurance	2,895	2,348
Prepaid expenses, other	334	134
Total current assets	34,424	31,444

Property, plant and equipment, at cost:
Land	2,597	2,773
Buildings	5,847	5,713
Equipment	82,888	86,224
	91,332	94,710
Less accumulated depreciation	57,765	60,799
	33,567	33,911

Goodwill	3,431	3,431
Intangible assets, net	701	855
Other assets, net	170	176
Total assets	$72,293	69,817

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$3,184	3,271
Bank Overdraft	—	625
Accrued payroll and benefits	3,906	3,963
Accrued insurance	1,339	1,896
Accrued liabilities, other	398	408
Total current liabilities	8,827	10,163

Deferred income taxes	6,237	5,940
Accrued insurance	1,339	204
Other liabilities	1,093	1,104
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares authorized;
3,351,329 and 3,328,466 shares issued and outstanding, respectively	335	333
Capital in excess of par value	38,099	37,436
Retained earnings	16,235	14,472
Accumulated other comprehensive income, net	128	165
Total shareholders' equity	54,797	52,406
Total liabilities and shareholders' equity	$72,293	69,817
See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2019	2018	2017
Cash flows from operating activities:
Net income	$1,763	5,119	1,829
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	8,474	9,469	10,293
Deferred income taxes	297	(4,105)	(434)
Gain on asset dispositions	(1,645)	(1,043)	(602)
Stock-based compensation	590	589	808
Net changes in operating assets and liabilities:
Accounts receivable	1,278	(224)	(599)
Inventory of parts and supplies	(54)	(40)	(44)
Prepaid expenses	(544)	(1,418)	198
Other assets	(400)	(64)	14
Accounts payable and accrued liabilities	(711)	(490)	(545)
Income taxes payable and receivable	257	(31)	(255)
Long-term insurance liabilities and other
long-term liabilities	1,124	10	(3)
Net cash provided by operating activities	10,429	7,772	10,660

Cash flows from investing activities:
Purchase of property and equipment	(9,576)	(4,656)	(6,332)
Purchase of Treasury bills	(14,810)	(17,235)	—
Maturities of Treasury bills	26,500	—	—
Proceeds from the sale of property, plant and equipment	3,248	2,082	956
Net cash provided by (used in) investing activities	5,362	(19,809)	(5,376)

Cash flows from financing activities:
(Decrease) Increase in bank overdrafts	(625)	625	—
Debt issue costs	(9)	—	—
Proceeds from exercised stock options	75	124	—
Net cash (used in) provided by financing activities	(559)	749	—

Net increase (decrease) in cash and cash equivalents	15,232	(11,288)	5,284
Cash and cash equivalents at beginning of year	1	11,289	6,005
Cash and cash equivalents at end of the year	$15,233	1	11,289

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$29	33	53
Income taxes	$123	1,427	1,578

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Stockholders'
	Shares	Amount	Par Value	Earnings	Income, net	Investment
Balance as of October 1, 2016	3,289,353	$329	$35,919	$7,524	$174	$43,946

Stock-based compensation			440			440
Shares granted to Directors	14,449	1	367			368
Net income				1,829		1,829
Balance as of September 30, 2017	3,303,802	$330	$36,726	$9,353	$174	$46,583

Exercise of stock options	5,801	1	123			124
Stock-based compensation			221			221
Shares granted to Directors	18,863	2	366			368
Net income				5,119		5,119
Unrealized loss on investment, net					(9)	(9)
Loss on retiree health, net					(32)	(32)
Tax reform gain on retiree health					32	32
Balance as of September 30, 2018	3,328,466	$333	$37,436	$14,472	$165	$52,406

Exercise of stock options	4,000		75			75
Stock-based compensation			227			227
Shares granted to Directors	18,863	2	361			363
Net income				1,763		1,763
Unrealized gain on investment, net					14	14
Loss on retiree health, net					(51)	(51)
Balance as of September 30, 2019	3,351,329	$335	$38,099	$16,235	$128	$54,797

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

DESCRIPTION OF BUSINESS - The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customers’ products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customers’ fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling our customers’ dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. Our operations are comprised of one reportable segment.

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

REVENUE AND EXPENSE RECOGNITION – Transportation revenue, including fuel surcharges, is recognized when the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured. Transportation expenses are recognized as incurred.

The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” on October 1, 2018. Management has identified that a legally enforceable contract with its customers is executed by both parties at the point of pickup of the shipper’s product, as evidenced by the bill of lading. Although the Company may have master agreements with its customers, these master agreements only establish terms. There is no financial obligation to the shipper until the Company takes possession of the load and there are no significant performance obligations after delivery. Revenue is recognized for each individual load and the amount of revenue in progress at the end of each quarter is insignificant. There is no significant amount of judgment or uncertainty in recording revenue. The Company’s adoption of this guidance did not result in a material impact on its financial statements.

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

The Company recorded depreciation expenses for 2019, 2018 and 2017 of $8,317,000, $9,298,000 and $10,089,000, respectively. Gains and losses upon disposition are reflected in operating results in the period of disposition. Direct internal and external costs to implement computer systems and internal-use software are capitalized. Capitalized costs are depreciated over the estimated useful life of the system or software, generally 5 years, beginning when site installation or module development is complete and ready for use.

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

GOODWILL – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The Company’s operations are comprised of one operating segment and therefore one reporting unit. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to operating expense.

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

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to Company employees over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and related impact are discussed in Footnote 6.

PENSION PLAN - The Company has a defined benefit plan for certain key employees, See note 9 discussion of MSP Plan, and accounts for its pension plan following the requirements of FASB ASC Topic 715, “Compensation – Retirement Benefits”, which requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

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

RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” which replaces existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. Management has identified that a legally enforceable contract with its customers is executed by both parties at the point of pickup of the shipper’s product, as evidenced by the bill of lading. Although the Company may have master agreements with its customers, these master agreements only establish terms. There is no financial obligation to the shipper until the Company takes possession of the load. Revenue is recognized for each individual load and the amount of revenue in progress at the end of each quarter is insignificant. There is no significant amount of judgment or uncertainty in recording revenue. The Company adopted this standard on October 1, 2018, and its adoption of this guidance did not result in a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which requires lessees to recognize a right-to-use asset and a lease liability for the obligation to make lease payments measured at the present value of the lease payments for all leases with terms greater than twelve months. The provisions of this update and additional guidance in subsequent ASUs will become effective for us beginning October 1, 2019. In July 2018, the FASB issued ASU No. 2018-11, “Leases” which provides an optional transition method allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, with no restatement of comparative prior periods required. We currently intend to adopt the standard using this optional transition method. As of September 30, 2019, the Company has 8 property leases with an expected life over 12 months and 30 leased tractors and expects to recognize $3,873,000 in right-to-use assets and $4,104,000 in corresponding lease obligations upon adoption.

2.	Related Party Agreements.

The Company provides FRP Holdings, Inc. (FRP) certain services including the services of certain shared executive officers. A written agreement exists outlining the terms of such services and the boards of the respective companies amended and extended this agreement for one year effective April 1, 2019.

The consolidated statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $1,398,000, $1,441,000, and $1,606,000 for fiscal 2019, 2018 and 2017, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to corporate expenses.

We employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations, but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

Patriot provided information technology services and previously subleased office space to Bluegrass Materials Company, LLC (“Bluegrass”). Mr. John Baker, brother of Edward L. Baker and uncle of Thompson S. Baker II, serves as Chairman of Bluegrass, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Messrs. John Baker and Edward L. Baker II have a beneficial ownership interest in Bluegrass. Bluegrass paid $16,000 to the Company for fiscal 2017 for such information technology services and office space. The services to Bluegrass ceased on December 31, 2016. Patriot paid $7,000 to Bluegrass for information technology services for fiscal 2017.

3.	Debt.

On December 28, 2018 the Company entered into a First Amendment to the 2015 Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"), effective December 14, 2018. The Credit Agreement modifies the Company's prior Credit Agreement with Wells Fargo, dated January 30, 2015. The Credit Agreement establishes a five year revolving credit facility with a maximum facility amount of $35 million, with a separate sublimit for standby letters of credit. The credit facility limit may be increased to $50 million upon request by the Company, subject to the lender's discretion and the satisfaction of certain conditions. The interest rate under the Credit Agreement will be a maximum of 1.50% over LIBOR, which may be reduced quarterly to 1.25% or 1.0% over LIBOR if the Company meets a specified ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.144% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.1145% or 0.086% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. As of September 30, 2019, we had no outstanding debt borrowed on this revolver, $3,001,000 in commitments under letters of credit and $31,999,000 available for additional borrowings. The letter of credit fee is 1% and the applicable interest rate would have been 3.0435% on September, 2019.

This credit agreement contains certain conditions, affirmative financial covenants and negative covenants including a minimum tangible net worth. The Company was in compliance with all of its loan covenants as of September 30, 2019.

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

Future minimum annual lease payments for assets under operating leases as of September 30, 2019 are as follows (in thousands):

Fiscal Year	Total
2020	1,089
2021	825
2022	734
2023	240
2024	—
Thereafter	—
Total minimum lease payments	$2,888

Aggregate expense under operating leases was $1,549,000, $1,274,000 and $1,198,000 for 2019, 2018 and 2017, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

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

	Years Ended September 30
	2019	2018	2017
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,342	3,318	3,299

Common shares issuable under share
based payment plans which are
potentially dilutive	1	2	3

Common shares used for diluted
earnings per common share	3,343	3,320	3,302

Net income	$1,763	5,119	1,829
Earnings per common share
Basic	$.53	1.54	.55
Diluted	$.53	1.54	.55

For 2019 and 2018, 181,983 and 147,909 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

6. Stock-Based Compensation Plans.

Participation in FRP Plans

Prior to the Company’s spin-off from FRP Holdings, Inc. (FRP) in January 2015, the Company's directors, officers and key employees previously were eligible to participate in FRP's 2000 Stock Option Plan and the 2006 Stock Option Plan under which options for shares of common stock were granted to directors, officers and key employees.

Post Spin-Off Patriot Incentive Stock Plan

As part of the spin-off transaction, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. (“Patriot Plan”) in January, 2015. In exchange for all outstanding FRP options held on January 30, 2015, existing Company directors, officers and key employees holding option grants in the FRP Stock Option Plan(s) were issued new grants in the Patriot and FRP Plans based upon the relative value of Patriot and FRP immediately following the completion of the spin-off with the same remaining terms. All related compensation expense has been allocated to the Company (rather than FRP) and included in corporate expenses. The number of common shares available for future issuance in the Patriot Plan was 252,180 at September 30, 2019.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions are no dividend yield, expected volatility between 26% and 46%, risk-free interest rate of .3 to 3.0% and expected life of 3.0 to 7.0 years.

The dividend yield of zero is based on the fact that Patriot has not paid cash dividends. Expected volatility is estimated based on historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

In December 2016, the Company approved and issued a long-term performance incentive to an officer in the form of stock appreciation rights. The Company granted 80,000 stock appreciation rights. The market price was $23.13 on the date of grant and the executive will get a cash award at age 65 based upon the stock price at that date compared to the stock price at the date of grant but in no event will the award be less than $500,000. The Company plans to expense the fair value of the award over the 9.1 year vesting period to the officer’s attainment of age 65. The accrued liability under this plan as of September 30, 2019 and 2018 was $252,000 and $161,000, respectively.

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

The annual director stock grant was 18,863 shares in fiscal 2019 at $19.25, 18,863 shares in fiscal 2018 at $19.53, and 14,449 shares in fiscal 2017 at $25.50, based on the market prices indicated on the date of the grants.

The Company recorded the following stock compensation expense in its consolidated statements of income (in thousands):

	Years Ended September 30
	2019	2018	2017
Stock option grants	$227	221	440
Annual director stock award	363	368	368
	$590	589	808

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at
October 1, 2016	110,811	$22.52	6.2	$999
Granted	40,780	21.25		272
Forfeited	(1,336)	24.24		(12)
Outstanding at
September 30, 2017	150,255	$22.16	6.3	$1,259
Granted	33,960	18.57		240
Exercised	(5,801)	21.44		(53)
Forfeited	(5,319)	22.03		(48)
Outstanding at
September 30, 2018	173,095	$21.49	6.3	$1,398
Granted	29,920	20.10		240
Exercised	(4,000)	18.84		(31)
Forfeited	(10,000)	18.24		(76)
Outstanding at
September 30, 2019	189,015	$21.49	6.3	$1,531
Exercisable at
September 30, 2019	104,084	$22.45	5.0	$854
Vested during
twelve months ended
September 30, 2019	19,724			$174
24

The following table summarizes information concerning stock options outstanding at September 30, 2019:

	Shares	Weighted	Weighted
Range of Exercise	Under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$16.50 – $20.63	57,088	8.84	8.7
$20.64 - $25.78	26,387	22.01	6.8
$25.79-32.23	1,456	26.77	5.2
	84,931	$20.32	8.0	Years
Exercisable:
$16.50 - $20.63	32,854	18.62	3.6
$20.64 - $25.78	53,468	22.70	5.9
$25.79 - $32.23	17,762	28.80	4.7
	104,084	$22.45	5.0	Years
Total	189,015	$21.49	6.3	Years

The aggregate intrinsic value of exercisable Company options was $9,000 and the aggregate intrinsic value of all outstanding in-the-money options was $9,000 based on the Company’s market closing price of $17.90 on September 30, 2019 less exercise prices.

The realized tax benefit from option exercises during fiscal 2019 was $62,000 which pertained to FRP options exercised that were granted prior to the Spin-off to persons employed by Patriot. The unrecognized compensation expense of Patriot options granted as of September 30, 2019 was $504,000, which is expected to be recognized over a weighted-average period of 3.1 years.

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

The provision for or benefit from income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2019	2018	2017
Current:
Federal	$227	865	739
State	92	304	164
	319	1,169	903
Deferred	311	(4,091)	(434)

Total	$630	(2,922)	469

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2019	2018	2017
Amount computed at statutory
Federal rate	$474	532	781
State income taxes (net of Federal
income tax benefit)	146	131	108
Excess tax benefits from stock option exercises	—	(170)	(427)
Gain on rate change due to Tax Cut and Jobs
Act of 2017	—	(3,444)	—
Other, net	10	29	7
Provision for income taxes	$630	(2,922)	469

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2019	2018
Deferred tax liabilities:
Property and equipment	$7,178	6,849
Prepaid expenses	624	478
Gross deferred tax liabilities	7,802	7,327
Deferred tax assets:
Insurance liabilities	599	448
Employee benefits and other	966	939
Gross deferred tax assets	1,565	1,387
Net deferred tax liability	$6,237	5,940

The Company has no unrecognized tax benefits.

Tax returns in the U.S. and various states are subject to audit by taxing authorities. As of September 30, 2019, the earliest tax year that remains open for audit in the Unites States is 2014. We do not have any material unpaid assessments.

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

The accrued insurance liability at September 30 is summarized as follows (in thousands):

	2019	2018
Accrued insurance, current portion	$1,339	1,896
Prepaid insurance claims	(1,607)	(1,235)
Accrued insurance, non-current	1,339	204
Total accrued insurance reported on the Company’s balance sheet	$1,071	865
Captive agreement assets	3,143	3,644
Gross insurance liability estimate	$4,214	4,509
26

9. Employee Benefits.

The Company and certain subsidiaries and related entities (FRP) have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $780,000 in 2019, $784,000 in 2018 and $768,000 in 2017.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The expense for fiscal 2019, 2018 and 2017 was $20,000, $22,000 and $23,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2019 and 2018 was $567,000 and $613,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2019 and 2018 was $221,000 and $204,000, respectively. The net periodic postretirement benefit credit or cost allocated to the Company was ($58,000), ($32,000) and ($33,000) for fiscal 2019, 2018 and 2017, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 3.7% for 2019, 3.7% for 2018 and 3.7% for 2017. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 3.73% for 2019, 3.73% for 2018, and 3.73% for 2017. No medical trend is applicable because the Company’s share of the cost is frozen.

10. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement

During fiscal year 2018 and 2019, the Company invested in treasury bills with maturities at time of purchase of 3 months to 1 year. The unrealized gains on these investments of $14,000 in 2019 and the unrealized loss was $13,000 in 2018. The unrealized gains and losses are recorded as part of comprehensive income and based on the market value (Level 1). The amortized cost of the investments was $5,977,000 and the carrying amount and fair value was $5,983,000 as of September 30, 2019. The amortized cost of the investments was $17,311,000 and the carrying amount and fair value was $17,298,000 as of September 30, 2018.

At September 30, 2019 and September 30, 2018, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximate their fair value based upon the short-term nature of these items.

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

Customers: During fiscal 2019, the Company’s ten largest customers accounted for approximately 63.1% of our revenue and one of these customers accounted for 19.2% of our revenue. Accounts receivable from the ten largest customers was $4,264,000 and $4,875,000 at September 30, 2019 and September 30, 2018 respectively. The loss of any one of these ten customers could have a material adverse effect on the Company’s revenues and income.

Deposits: Cash and cash equivalents are comprised of cash at Wells Fargo Bank, N.A. The balances may exceed FDIC limits.

13. Unusual or Infrequent Items Impacting Results.

First quarter 2019 net income included $634,000, or $.19 per share, from gains on real estate sales. Second quarter 2019 net income included $179,000 or $.05 per share, from a gain of $247,000 on the insurance settlement for hurricane damages and losses sustained at our Panama City, Florida location in this year’s first quarter.

First quarter 2018 net income included $3,041,000, or $.92 per share, due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.28% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. The effective tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises, decreased from 39.5% to 30.5% for fiscal 2018 and was projected to be 27.5% for subsequent years.

Fourth quarter 2018 net income included $403,000, or $.12 per share, due to a deferred tax benefit resulting from finalizing the revaluation of the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017.

14. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
October 1, 2016	$3,431
No activity	—
September 30, 2017	3,431
No activity	—
September 30, 2018	3,431
No activity	—
September 30, 2019	$3,431

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

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2019		September 30, 2018
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value (useful life 10.5 years)	4,004	3,303	4,004	3,150
Trade name (useful life 3.5 years)	72	72	72	72
Non-compete (useful life 5 years)	62	62	62	61
	$4,138	$3,437	$4,138	$3,283

Amortization expense for intangible assets was $153,000 for 2019 and it is included in sales, general and administrative expense. Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2020	$153
2021	153
2022	153
2023	153
2024	89
Total	$701

14. Subsequent Events.

In early November, 2019 the company closed on the acquisition of the assets of Danfair Transport out of Americus, GA. which had total revenues of approximately $2,300,000 in 2018.

On December 4, 2019 the Company’s Board of Directors declared a special cash dividend of $3.00 per share, or approximately $10 million in the aggregate, on the Company’s outstanding common stock. This one-time, special dividend is payable on January 30, 2020, to shareholders of record at the close of business on January 15, 2020. The Board of Directors also declared a quarterly dividend of $0.15 per share, payable on January 30, 2020, to shareholders of record on January 15, 2020. While the Company currently intends to continue the quarterly dividend, the Company cannot guarantee future dividends.

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

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2017 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of September 30, 2019.

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

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. (the “Company”) as of September 30, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended September 30, 2019, 2018 and 2017, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of their operations and their cash flows for the years ending September 30, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

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

December 11, 2019

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

________________

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Nominating Committee

Officers

Robert E. Sandlin

President and Chief Executive Officer

Matthew C. McNulty

Vice President, Secretary and Chief Financial Officer

John D. Klopfenstein

Controller, Treasurer and Chief Accounting Officer

James N. Anderson IV

Vice President of Safety and Risk Management

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 11 a.m. local time, on Wednesday, January 29, 2020, in the Concourse Conference Room at 200 West Forsyth Street, Jacksonville, Florida 32202.

Transfer Agent

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, NY 10038

Telephone: 1-800-937-5449

General Counsel

Nelson Mullins Riley & Scarborough LLP

Jacksonville, Florida

Independent Registered Certified Public Accounting Firm

Hancock Askew & Co., LLP

Savannah, Georgia

Common Stock Listed

The Nasdaq Stock Market

(Symbol: PATI)

Form 10-K

Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.’s annual report on Form 10-K for the fiscal year ended September 30, 2019 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website

The Company’s website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

