Form 10-K, Exhibit 13
period 2020-09-30
PATRIOT TRANSPORTATION HOLDING, INC.
filed 2020-12-11
CIK 1616741

Annual Report 2020

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30

(Amounts in thousands except per share amounts)

	2020	2019	% Change

Revenues	$88,713	108,716	(18.4)
Operating profit	$243	1,979	(87.7)
Income before income taxes	$347	2,393	(85.5)
Net income	$257	1,763	(85.4)
Per common share:
Basic	$.08	.53	(84.9)
Diluted	$.08	.53	(84.9)

Total Assets	$64,669	72,293	(10.5)
Total Debt	$—	—	—
Shareholders' Equity	$45,048	54,797	(17.8)
Common Shares Outstanding	3,377	3,351	.8
Book Value Per Common Share	$13.34	16.35	(18.4)

BUSINESS. The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company, is to transport petroleum and other liquids and dry bulk commodities.

OBJECTIVES. The Company’s objectives are to continue building a substantial transportation company providing acceptable returns on capital employed and cash generation.

To Our Shareholders:

Fiscal year 2020 was full of challenges. The year began with the Company making the difficult decision to downsize approximately $6 million of annual revenue. To offset the revenue loss, we spent the early part of the year making cost reductions in headcount, equipment and certain components of our driver pay program. However, the necessary lag in time between reduced revenues and being able to fully implement those adjustments led to a poor performance in the first two quarters. However by late February, we had revenues and expenses back in line for success and a return to profitability.

Then COVID took hold in mid-March. We immediately saw our revenues drop precipitously in the latter part of March and through the month of April. We spent those weeks managing through all the health protocols and took action to further reduce costs, some temporarily but other reductions were permanent. Fortunately, volumes began to return in May and incrementally improved each month through July, where we saw a leveling off for most markets but still below our pre-COVID demand levels. Despite the very unprofitable April, we reported profits in both the 3rd and 4th quarters with total revenue down 31% and 18%, respectively, when compared to the prior year.

Total revenue for fiscal 2020 came in at $88.7 million, compared to $108.7 million in fiscal 2019. The lower revenue was mainly driven by the closure of two underperforming terminals, the downsizing of certain customer accounts and the impacts on demand from the COVID-19 pandemic. As a result, we ended the year with approximately 412 drivers versus 530 to start the fiscal year. We continue to focus heavily on tweaking the driver compensation program to remain competitive and attractive in the marketplace. This year we are placing significant emphasis on ways to bridge the new driver beyond their first year where we find the retention rate significantly improves as compared to the turnover rate in first year driver. We continue to search for innovative ways to improve our employee benefit plans. The changes we made to our wellness and pharmacy plans continue to bear fruit providing an annualized savings in excess of $1 million while adding potential savings and new benefits for our employees. We are hopeful that achievements like these will continue to set us apart from our competition and build a stronger workforce for our Company.

A great deal of our success is dependent upon our ability to increase revenue at good freight rates with good partners. Our strategy is to concentrate revenue growth efforts in the markets where we have been successful with driver hiring and retention, and to diversify our product mix where we can achieve the targeted revenue growth and improve profit margin. There are certain customers who understand the challenges we face and are willing to work through rate discussions such that we can continue to provide quality service and make a return on our investment. These are the customers we will focus on as we move forward while seeking new opportunities for diversification with like-minded customers. Product diversification is becoming more of a factor in our strategic initiatives and we are expanding the reach of our sales team to help us find more opportunities in the dry bulk, chemical and food grade markets. As an example, we purchased seven (7) new food grade trailers to be used on a freshly contracted opportunity hauling spring water. This will mark the first opportunity we have contracted in the food grade segment and we are excited to see if we can grow with this new customer.

The auto liability insurance market continued to tighten in 2020 and resulted in a meaningful increase in our annual premium cost for fiscal 2021. While we were fully able to absorb the cost increase and maintain liability insurance in excess of our customers’ minimum requirements, some of our competitors may struggle to do the same. Whether this leads to less competition, higher freight rates, consolidation or all of the above is yet to be determined, but it remains a big part of the industry story for the foreseeable future.

Technology investments continue to be a large part our strategy. During 2020, we implemented several technology projects that included a new mobile capture platform. Mobile capture allows the driver to take a picture of the bill of lading with an android tablet and deliver this to our customers within minutes of delivering the load. Our customers have been anxious for us to implement this technology and this should benefit us with customer retention and growth as we move forward. Towards the end of fiscal 2020, we piloted and then implemented the SmartDrive on-board camera system. We strongly believe this platform will help us improve driving habits across the network as well as providing potential for reduced defense and settlement expense in accidents where our drivers are not at fault. This year we plan to implement a new automated dispatch module that should bring significant efficiencies to our operations and customers. We believe these projects are critical to our future success as they provide significant benefits to our drivers, employees and customers.

This year was filled with significant challenges for our employees; in particular, the challenges created by COVID and multiple named storms that impacted our network. As always, we want to recognize and thank our many employees for their dedication to our Company and to providing the highest level of safety, professionalism and customer service especially in the face of such severe events. We have an amazing group of individuals who truly come together every day to create one of the strongest teams in our industry.

We are very proud to say that, like last year, the company beat our preventable accident frequency target.  We set a very high standard for ourselves each year and achieving this goal speaks volumes about our drivers as well as our dedicated managers and staff.  Achieving this target allows us to hold the annual drawing for a new Chevy Silverado pickup truck to be awarded to one of our accident free drivers later this year.   In addition, we’d like to recognize Steve Shipes out of our Albany, GA terminal as the recipient of the Company’s John R. Mabbett Award for the 2020 Driver of the Year.  This award is based on safety, service, dependability and character and in Steve’s 35 years with the Company he has always shined in every one of these categories. Congratulations Steve!

While fiscal 2020 fell well below our expectations on profitability, our ability to generate positive cash flow over the years allowed us to reward our many loyal shareholders with a $10 million dollar dividend in January, replace 30 tractors with new equipment, and continue to invest in technology upgrades. Our balance sheet remains strong with over $16 million in cash and no debt. The Company is poised to invest in business opportunities like the spring water opportunity and others that can help us diversify and expand our horizon. Despite all the challenges, we look forward to the future and are confident the adjustments we have made over the past few years provide an opportunity to turn the tide and achieve solid returns on investment for our shareholders. As always, we do not take your investment in our Company lightly and we want to thank you for your continued interest and support.

Respectfully,

Robert E. Sandlin

President & Chief Executive Officer

Thompson S. Baker II

Chairman

OUR BUSINESS

Our business consists of hauling petroleum related products, dry bulk commodities and liquid chemicals. We are one of the largest regional tank truck carriers in North America. According to the Tank Truck Carrier 2019 Gross Revenue Report issued by Bulk Transporter, we are the 11th largest bulk tank carrier in North America by revenue.  We operate terminals in Florida, Georgia, Alabama, and Tennessee.  We do not own any of the products we haul; rather, we act as a third party carrier to deliver our customers’ products from point A to point B, using predominately Company employees and Company-owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customers’ fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2020, we employed 412 revenue-producing drivers who operated our fleet of 320 Company tractors, 18 owner operators and 444 trailers from our 18 terminals and 6 satellite locations.

During fiscal 2020, the Company purchased 30 new tractors. Our fiscal 2021 capital budget includes 30 new tractors. We believe maintaining a modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention. The Company owns all of the tank trailers and tractors used to conduct our business, except for 18 tractors owned by owner-operators and 30 full-service leased 2019 model year tractors.

Approximately 86% of our business consists of hauling petroleum related products. Our petroleum clients include major convenience store and hypermarket accounts, fuel wholesalers and major oil companies.  We strive to build long-term relationships with major customers by providing outstanding customer service. During fiscal 2020, the Company’s ten largest customers accounted for approximately 62.0% of revenue. One of these customers accounted for 21.1% of revenue. The loss of any one of these customers could have a material adverse effect on the Company’s revenues and income. Nine of our top 10 accounts have been customers for at least 5 years. Our dry bulk and chemical customers include large industrial companies including cement and concrete accounts and product distribution companies.  Our customer relationships are long-standing and have grown over time as a result of consistently high safety and service levels.

Financial information about the company is presented in the financial statements included in this Annual Report.

Five Year Summary-Years ended September 30

(Amounts in thousands except per share amounts)

	2020	2019	2018	2017	2016
Summary of Operations:
Revenues	$88,713	108,716	114,065	112,165	120,172
Operating profit	$243	1,979	2,046	2,372	7,790
Interest expense	$31	32	39	80	130
Net income	$257	1,763	5,119	1,829	5,705
Per Common Share (a):
Basic	$.08	.53	1.54	.55	1.74
Diluted	$.08	.53	1.54	.55	1.74

Financial Summary:
Current assets	$26,541	34,424	31,444	23,721	17,737
Current liabilities	$9,675	8,827	10,163	10,028	10,573
Property and equipment, net	$30,399	33,567	33,911	39,592	43,703
Total assets	$64,669	72,293	69,817	67,954	66,299
Long-term debt	$—	—	—	—	—
Shareholders’ equity	$45,048	54,797	52,406	46,583	43,946
Net Book Value Per common share	$13.34	16.35	15.75	14.10	13.36
Other Data:
Weighted average common shares:
Basic (a)	3,369	3,342	3,318	3,299	3,283
Diluted (a)	3,370	3,343	3,320	3,302	3,285
Number of employees	607	761	783	857	959
Shareholders of record	348	358	383	406	423

Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth
	2020	2019	2020	2019	2020	2019	2020	2019
Revenues	$24,809	28,054	23,527	27,008	19,011	27,526	21,366	26,128
Operating profit (loss)	$(724)	1,107	(588)	293	794	423	761	156
Income (loss) before
income taxes	$(647)	1,198	(553)	399	790	531	757	265
Net income (loss)	$(464)	884	(401)	289	573	396	549	194

Earnings per common share (a):
Net income (loss)-
Basic	$(.14)	.27	(.12)	.09	.17	.12	.16	.06
Diluted	$(.14)	.27	(.12)	.09	.17	.12	.16	.06

Market price per common share (b):
High	$20.00	20.96	20.51	19.75	10.50	19.25	9.45	18.75
Low	$17.25	18.44	8.61	18.40	8.20	16.97	8.25	16.75

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

The business of the Company, conducted through our wholly owned subsidiary, Florida Rock & Tank Lines, Inc., is to transport petroleum and other liquids and dry bulk commodities. We do not own any of the products we haul, rather, we act as a third party carrier to deliver our customers’ products from point A to point B predominately using Company employees driving Company owned tractors and tank trailers. Approximately 86% of our business consists of hauling liquid petroleum products (mostly gas and diesel fuel) from large scale fuel storage facilities to our customers’ retail outlets (e.g. convenience stores, truck stops and fuel depots) where we off-load the product into our customers’ fuel storage tanks for ultimate sale to the retail consumer. The remaining 14% of our business consists of hauling dry bulk commodities such as cement, lime and various industrial powder products and liquid chemicals. As of September 30, 2020, we employed 412 revenue-producing drivers who operated our fleet of 320 Company tractors, 18 owner operators and 444 trailers from our 18 terminals and 6 satellite locations in Florida, Georgia, Alabama, and Tennessee.  We experience increased seasonal demand in Florida during the spring and in most of our other locations during the summer months.

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

Our ability to provide superior customer service at competitive rates and to operate safely and efficiently is important to our success in growing our revenues and increasing profitability. Our focus is to grow our profitability by executing on our key strategies of (i) increasing our business with existing and new customers, particularly hypermarket and large convenience store chains, that are willing to compensate us for our ability to provide superior, safe and reliable service, (ii) expanding our service offerings with respect to dry bulk, liquid and chemical products particularly in markets where we already operate terminals, (iii) earning the reputation as the preferred employer for tank truck drivers in all the markets in which we operate and (iv) pursuing strategic acquisitions. Our ability to execute this strategy depends on continuing our dedicated commitments to customer service and safety and continuing to recruit and retain qualified drivers.

Our industry is experiencing a severe shortage of qualified professional drivers with a tenured safe driving career. The trend we are seeing is that more and more of the applicants are drivers with little to no experience in the tank truck business, short driving careers in other lines of trucking, poor safety records and a pattern of job instability in their work history. As a result, in many markets we serve it is difficult to grow the driver count and, in some cases, to even maintain our historical or desired driver counts.

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

The Company’s operations are influenced by a number of external and internal factors. External factors include levels of economic and industrial activity, driver availability and cost, government regulations regarding driver qualifications and limitations on the hours drivers can work, petroleum product demand in the Southeast which is driven in part by tourism and commercial aviation, and fuel costs. Internal factors include revenue mix, equipment utilization, Company imposed restrictions on hiring drivers under the age of 23 or drivers without at least one year of driving experience, auto and workers’ compensation accident frequencies and severity, administrative costs, and group health claims experience.

Our operating costs primarily consist of the following:

•	Compensation and Benefits - Wages and employee benefits for our drivers and terminal support personnel is the largest component of our operating costs. These costs are impacted by such factors as miles driven, driver pay increases, driver turnover and training costs and additional driver pay due to temporary out-of-town deployments to cover business;
•	Fuel Expenses - Our fuel expenses will vary depending on miles driven as well as such factors as fuel prices (which can be highly volatile), the fuel efficiency of our fleet and the average haul length;
•	Repairs and Tires – This category consists of vehicle maintenance and repairs (excluding shop personnel) and tire expense (including amortization of tire cost and road repairs). These expenses will vary based on such factors as miles driven, the age of our fleet, and tire prices.
•	Other Operating Expenses – This category consists of tolls, hiring costs, out-of-town driver travel cost, terminal facility maintenance and other operating expenses. These expenses will vary based on such factors as, driver availability and out-of-town driver travel requirements, business growth and inflation among others;
•	Insurance and Losses – This includes costs associated with insurance premiums, and the self-insured portion of liability, worker’s compensation, health insurance and cargo claims and wreck repairs. We work very hard to manage these expenses through our safety and wellness programs, but these expenses will vary depending on the frequency and severity of accident and health claims, insurance markets and deductible levels;
•	Depreciation Expense – Depreciation expense consists of the depreciation of the cost of fixed assets such as tractors and trailers over the life assigned to those assets. The amount of depreciation expense is impacted by equipment prices and the timing of new equipment purchases. We expect the cost of new tractors and trailers to continue to increase, impacting our future depreciation expense;
•	Rents, Tags and Utilities Expenses – This category consists of rents payable on leased facilities and leased equipment, federal highway use taxes, vehicle registrations, license and permit fees and personal property taxes assessed against our equipment, communications, utilities and real estate taxes;
•	Sales, General and Administrative Expenses - This category consists of the wages, bonus accruals, benefits, travel, vehicle and office costs for our administrative personnel as well as professional fees and amortization charges for intangible assets purchased in acquisitions of other businesses;
•	Corporate Expenses – Corporate expenses consist of wages, bonus accruals, insurance and other benefits, travel, vehicle and office costs for corporate executives, director fees, stock option expense and aircraft expense;
•	Gains/Loss on Disposition of Property, Plant & Equipment - Our financial results for any period may be impacted by any gain or loss that we realize on the sale of used equipment, losses on wrecked equipment, and disposition of other assets. We periodically sell used equipment as we replace older tractors and trailers. Gains or losses on equipment sales can vary significantly from period to period depending on the timing of our equipment replacement cycle, market prices for used equipment and losses on wrecked equipment.

To measure our performance, management focuses primarily on transportation revenue growth, revenue miles, our preventable accident frequency rate (“PAFR”), our operating ratio (defined as our operating expenses as a percentage of our operating revenue), turnover rate (excluding drivers related to Charlotte and Wilmington closures) and average driver count (defined as average number of revenue producing drivers including owner operators (O.O.) under employment over the specified time period) as compared to the same period in the prior year.

ITEM	FY 2020 vs. FY 2019
Total Revenue	Down 18.4%
Transportation Revenue	Down 16.1%
Revenue Miles	Down by 20.3%
PAFR	Up to 2.00 from 1.99
Operating Ratio	99.7% vs. 98.2%
Driver Turnover Rate	82.3% vs. 78.3%
Avg. Driver Count incl. owner oper.	Down 12%

COMPARATIVE RESULTS OF OPERATIONS

	Fiscal Years ended September 30
(dollars in thousands)	2020	%	2019	%	2018	%

Revenue miles (in thousands)	28,430		35,666		37,924

Revenues:

Transportation revenue	$82,503	93.0%	98,279	90.4%	103,131	90.4%
Fuel surcharges	6,210	7.0%	10,437	9.6%	10,934	9.6%
Total Revenues	88,713	100%	108,716	100%	114,065	100%

Cost of operations:
Compensation and benefits	39,426	44.5%	47,549	43.7%	48,010	42.1%
Fuel expenses	10,297	11.6%	15,805	14.5%	17,434	15.3%
Repairs & tires	5,940	6.7%	7,373	6.8%	7,194	6.3%
Other operating	3,575	4.0%	4,811	4.4%	4,679	4.1%
Insurance and losses	8,640	9.7%	9,426	8.7%	11,729	10.3%
Depreciation expense	7,383	8.3%	7,870	7.3%	8,759	7.7%
Rents, tags & utilities	2,933	3.3%	3,406	3.1%	3,385	3.0%
Sales, general & administrative	8,936	10.1%	9,884	9.1%	9,735	8.5%
Corporate expenses	2,114	2.4%	2,270	2.1%	2,124	1.8%
Gain on disposition of PP&E	(774)	-0.9%	(1,657)	-1.5%	(1,030)	-0.9%
Total cost of operations	88,470	99.7%	106,737	98.2%	112,019	98.2%

Total operating profit	$243	0.3%	1,979	1.8%	2,046	1.8%

Fiscal Year 2020 versus 2019

The Company reported net income of $257,000, or $.08 per share, compared to net income of $1,763,000, or $.53 per share, in the same period last year. Net income in the prior year included $634,000, or $.19 per share, from gains on real estate sales.

Transportation revenues (excluding fuel surcharges) were $82,503,000, down $15,776,000 on 7,236,000 fewer miles primarily due to the COVID-19 pandemic, the downsizing of certain customer business due to inadequate freight rates, and the closure of our Charlotte terminal in May, 2019 and our Wilmington terminal on April 25, 2020. Transportation revenue per mile was up $.14, or 5.1%, due to an improved business mix and rate increases. Fuel surcharge revenue was $6,210,000, down $4,227,000, or $.07 per mile, from the same period last year.

Compensation and benefits decreased $8,123,000 mainly due to lower company miles and lower driver training and minimum pay expense. Gross fuel expense decreased $5,508,000, or $.08 per mile, due to lower company miles and lower cost per gallon. Repair and tire expense decreased $1,433,000 due to reduced miles this year. Insurance and losses decreased $786,000, but were up $.04 per mile, primarily due to higher premiums on risk insurance and several high cost health claims in the first six months of this fiscal year. Gain on disposition of assets was $774,000 this period versus $1,657,000 in the same period last year which included (i) a gain of $866,000 on a land sale and (ii) a gain of $231,000 on a hurricane related insurance settlement.

As a result, operating profit was $243,000 compared to $1,979,000 in the same period last year. Operating ratio was 99.7 versus 98.2 last year.

Fiscal Year 2019 versus 2018

Total revenues for fiscal year 2019 were $108,716,000, down $5,349,000 from the prior year. Transportation revenues (excluding fuel surcharges) were $98,279,000, down $4,852,000. Miles declined by 2,258,000 to 35,666,000 in 2019 versus 37,924,000 in 2018. The decline in miles and revenues was primarily due to the decline in our average number of drivers from 580 in fiscal year 2018 to 538 in fiscal year 2019 and the closure of our Charlotte terminal in May 2019.

Fuel expenses decreased by $1,629,000 in fiscal year 2019 due to fewer miles driven. Repair and tire expense increased $179,000 due to more high-dollar repairs fiscal year 2019 versus fiscal year 2018. Other operating expenses were up $132,000 due to increased tolls (most of which is billed to the customer), driver hiring and out of town driver expense. Insurance and losses were down $2,303,000 in fiscal year 2019 due mainly to lower auto liability expense ($1,355,000) resulting from the favorable settlement of several prior years’ claims and lower health expense ($657,000) due in large part to the recent changes to our wellness and specialty drug plans. Depreciation expense was down $889,000 in fiscal year 2019 as we sold excess equipment to right size our fleet. Sales, general & administrative costs increased $149,000 in fiscal year 2019 due mainly to increased driver recruiting efforts and higher IT expense (on now completed system upgrades). Gain on disposition of assets increased $627,000 in fiscal year 2019 due primarily to a gain of $866,000 on the sale of a prior terminal site in Ocoee, Florida and a gain of $231,000 on the insurance settlement for hurricane damages and losses sustained at our Panama City, Florida location.

As a result, operating profit was $1,979,000 in fiscal year 2019 compared to $2,046,000 in the prior fiscal year. Operating ratio was 98.2 in fiscal year 2019 versus a 98.2 the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains its operating accounts with Wells Fargo Bank, N.A. and these accounts directly sweep overnight against the Wells Fargo revolver. Our revolver has a maximum amount available of $35 million and as of September 30, 2020, we had no debt outstanding on this revolver, $3,040,000 letters of credit and $31,960,000 available for additional borrowings. The Company expects our fiscal year 2021 cash generation to cover the cost of our operations and our budgeted capital expenditures.

Cash Flows - The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars):

	Years Ended September 30,
	2020	2019	2018
Total cash provided by (used for):
Operating activities	$9,382	10,804	7,835
Investing activities	(4,079)	(6,328)	(2,574)
Financing activities	(10,557)	(559)	749
Increase (decrease) in cash and cash equivalents	$(5,254)	3,917	6,010

Outstanding debt at the beginning of the period	$—	—	—
Outstanding debt at the end of the period	$—	—	—

Operating Activities - Net cash provided by operating activities (as set forth in the cash flow statement) was $9,382,000 for the year ended September 30, 2020, $10,804,000 in 2019 and $7,835,000 in 2018. The total of net income plus depreciation and amortization less gains on sales of property and equipment decreased $38,000 versus last year. These changes are described above under “Comparative Results of Operations”. Accounts receivable decreased $1,583,000 in the current year due to lower revenues and improved days sales outstanding. These changes comprise the majority of the decrease in net cash provided by operating activities.

Investing Activities – Investing activities include the purchase of property and equipment, any business acquisitions and proceeds from sales of property and equipment upon retirement. For the year ended September 30, 2020, we spent $4,079,000 on investing activities which included $3,079,000 for the purchase of plant, property and equipment net of proceeds from retirements and $1,000,000 for the acquisition of Danfair Transport. For the year ended September 30, 2019, net cash used in investing activities was $6,328,000 which included the purchase of plant, property and equipment net of proceeds.

For the year ended September 30, 2018, we spent $2,574,000 on investing activities which included the purchase of equipment net of proceeds from retirements.

Financing Activities – Financing activities primarily include net changes to our outstanding revolving debt and proceeds from the sale of shares of common stock through employee equity incentive plans. For the year ended September 30, 2020 cash used in financing activities was $10,557,000 due to dividends paid in the second quarter. For the year ended September 30, 2019 cash used in financing activities was $559,000 due to bank overdrafts in the prior year, debt issue costs related to a revised and restated revolver credit agreement and stock option exercises. The Company had no outstanding long-term debt on September 30, 2020 or September 30, 2019.

For the year ended September 30, 2018 cash provided by financing activities was $749,000.

Credit Facilities - The Company has a five-year credit agreement with Wells Fargo Bank N.A. which provides a $35 million revolving line of credit with a $10 million sublimit for stand-by letters of credit. The amounts outstanding under the credit agreement bear interest at a rate of 1.0% over LIBOR, which may change quarterly based on the Company’s ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.15% per annum is payable quarterly on the unused portion of the commitment, which fee may change quarterly based on our ratio of consolidated total debt to consolidated total capital. The credit agreement contains certain conditions and financial covenants, including a minimum tangible net worth. As of September 30, 2020, the tangible net worth covenant would have limited our ability to pay dividends or repurchase stock with borrowed funds to a maximum of $11.6 million combined.

Cash Requirements - The Company currently expects its fiscal 2021 capital expenditures to be approximately $3.5 million for replacement equipment which we expect to be fully funded by our cash generated from our operations. On December 4, 2020 the Company’s Board of Directors declared a special cash dividend of $3.00 per share, or approximately $10 million in the aggregate, on the Company’s outstanding common stock. This one-time, special dividend is payable on December 30, 2020, to shareholders of record at the close of business on December 17, 2020.

The Company expects that cash flows from operating activities, cash on hand and the funds available under its revolving credit agreement will be adequate to finance its capital expenditures, any dividends declared and its working capital needs for the next 12 months and the foreseeable future.

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

Property and Equipment and Impairment of Tangible and Intangible Assets. Property and equipment is recorded at cost less accumulated depreciation. Provision for depreciation of property and equipment is computed using the straight-line method based on the following estimated useful lives:

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

Claims and Insurance Accruals. The nature of the transportation business subjects the Company to risks arising from workers’ compensation, automobile liability, and general liability claims.  The Company retains the exposure on liability claims of $250,000 and $500,000 for worker’s compensation claims and has third party coverage for amounts exceeding the retention up to the amount of the policy limits.  The Company expenses during the year an estimate of risk insurance losses based upon independent actuarial analysis, insurance company estimates, and our monthly review of claims reserve changes.  In making claim reserve changes we rely upon estimates of our insurance company adjusters, attorney evaluations, and judgment of our management.   Our estimates require judgment concerning the nature, severity, comparative liability, jurisdiction, legal and investigative costs of each claim.  Claims involving serious injury have greater uncertainty of the eventual cost.  In the past, our estimate of the amount of individual claims has increased from insignificant amounts to the full deductible as we learn more information about the claim in subsequent periods.  We obtain an independent actuarial analysis at least twice annually to assist in estimating the total loss reserves expected on claims including claim development and incurred but not reported claims. We also retain exposure on employee health benefits up to $250,000 per covered participant each calendar year plus a $84,500 aggregate deductible for any claims exceeding $250,000.  We estimate claim liability using historical payment trends and specific knowledge of larger claims.   Health claims are expensed as the health services are rendered so there is only a two month lag in payments on average.   We are usually aware of the larger claims before closing each accounting period reducing the amount of uncertainty of the estimate.  Our accrued insurance liabilities for retiree benefits are recorded by actuarial calculation.  Our accrued insurance liabilities for claims as of September 30, 2020, 2019, and 2018 amounted to $3.1 million, $2.7 million and $2.1 million, respectively.

Payments made under a captive agreement for each year’s loss fund are scheduled in advance using actuarial methodology.  The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.  Including the potential exposure in the captive we have $4.1 million of estimated insurance liabilities.   In the event that actual costs for these claims are different than estimates we will have adjustments in future periods.  It is likely that we will experience either gains or losses of 5-10% of prior year estimated insurance liabilities in any year.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the consolidated financial statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2020, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2020:

	Payments due by period
Contractual Obligations (thousands of dollars)		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

Operating Leases	$3,239	1,153	1,784	302	—
Purchase Commitments	340	340	—	—	—
Other Long-Term Liabilities	929	77	154	154	544

Total Obligations	$4,508	1,570	1,938	456	544

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

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as ”anticipate”, ”estimate”, ”plans”, ”projects”, ”continuing”, ”ongoing”, ”expects”, ”management believes”, ”the Company believes”, ”the Company intends” and similar words or phrases. The following factors and others discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including the impact of the COVID-19 pandemic and “stay home” orders, as well as increased vehicle fuel efficiency, other impacts of the COVID-19 pandemic on our operations and financial results; the increased popularity of electric vehicles recessionary and terrorist impacts on travel in the Company’s markets; fuel costs and the Company’s ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations, including regulations regarding the transportation industry and regulations intended to reduce greenhouse gas emissions; cyber-attacks; pandemics; availability and terms of financing; competition in our markets; interest rates, inflation and general economic conditions. However, this list is not a complete statement of all potential risks or uncertainties.

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

CONSOLIDATED STATEMENTS OF INCOME - Years ended September 30

(In thousands, except per share amounts)

	Years Ended September 30,
	2020	2019	2018
Revenues:
Transportation revenues	$82,503	98,279	103,131
Fuel surcharges	6,210	10,437	10,934
Total revenues	88,713	108,716	114,065

Cost of operations:
Compensation and benefits	39,426	47,549	48,010
Fuel expenses	10,297	15,805	17,434
Repairs & tires	5,940	7,373	7,194
Other operating	3,575	4,811	4,679
Insurance and losses	8,640	9,426	11,729
Depreciation expense	7,383	7,870	8,759
Rents, tags & utilities	2,933	3,406	3,385
Sales, general & administrative	8,936	9,884	9,735
Corporate expenses	2,114	2,270	2,124
Gain on disposition of PP&E	(774)	(1,657)	(1,030)
Total cost of operations	88,470	106,737	112,019

Total operating profit	243	1,979	2,046

Interest income and other	135	446	190
Interest expense	(31)	(32)	(39)

Income before income taxes	347	2,393	2,197
Provision for (benefit from) income taxes	90	630	(2,922)

Net income	$257	1,763	5,119

Earnings per common share:
Net income-
Basic	$.08	.53	1.54
Diluted	$.08	.53	1.54
Number of shares (in thousands) used in computing:
-basic earnings per common share	3,369	3,342	3,318
-diluted earnings per common share	3,370	3,343	3,320

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - Years ended September 30 (In thousands)

	2020	2019	2018
Net income	$257	1,763	5,119
Other comp. income (loss) net of tax:
Unrealized investment gain (loss), net	—	14	(9)
Loss on retiree health, net	(18)	(51)	(32)
Reclassification adjust for net investment gains realized in
net income	(5)	—	—
Tax reform gain on retiree health	—	—	32
Comprehensive income	$234	1,726	5,110

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS - As of September 30

(In thousands, except share data)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$15,962	21,216
Accounts receivable (net of allowance for doubtful
accounts of $87 and $133, respectively)	5,005	6,588
Federal and state taxes receivable	—	290
Inventory of parts and supplies	903	949
Prepaid tires on equipment	1,414	1,616
Prepaid taxes and licenses	522	536
Prepaid insurance	2,444	2,895
Prepaid expenses, other	291	334
Total current assets	26,541	34,424

Property, plant and equipment, at cost:
Land	2,782	2,597
Buildings	5,878	5,847
Equipment	74,544	82,888
	83,204	91,332
Less accumulated depreciation	52,805	57,765
	30,399	33,567

Operating lease right-of-use assets	2,964	—
Goodwill	3,637	3,431
Intangible assets, net	957	701
Other assets, net	171	170
Total assets	$64,669	72,293

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,679	3,184
Federal and state taxes payable	284	—
Accrued payroll and benefits	3,156	3,906
Accrued insurance	1,210	1,339
Accrued liabilities, other	1,281	398
Operating lease liabilities, current portion	1,065	—
Total current liabilities	9,675	8,827

Operating lease liabilities, less current portion	2,073	—
Deferred income taxes	5,087	6,237
Accrued insurance	1,886	1,339
Other liabilities	900	1,093
Commitments and contingencies (Note 11)
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized,
of which 250,000 shares are designated Series A
Junior Participating Preferred Stock; $0.01 par
value; none issued and outstanding	—	—
Common stock, $.10 par value; (25,000,000 shares authorized;
3,377,279 and 3,351,329 shares issued and outstanding, respectively	338	335
Capital in excess of par value	38,670	38,099
Retained earnings	5,935	16,235
Accumulated other comprehensive income, net	105	128
Total shareholders' equity	45,048	54,797
Total liabilities and shareholders' equity	$64,669	72,293
See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years ended September 30

(In thousands)	2020	2019	2018

Cash flows from operating activities:
Net income	$257	1,763	5,119
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	9,071	8,474	9,469
Non-cash gain of acquisition-related contingent consideration	(340)	—	—
Deferred income taxes	(1,150)	297	(4,105)
Gain on asset dispositions	(774)	(1,645)	(1,043)
Stock-based compensation	574	590	589
Net changes in operating assets and liabilities:
Accounts receivable	1,583	1,278	(224)
Inventory of parts and supplies	46	(54)	(40)
Prepaid expenses	735	(544)	(1,418)
Other assets	312	(25)	(1)
Accounts payable and accrued liabilities	(939)	(711)	(490)
Income taxes payable and receivable	574	257	(31)
Operating lease assets and liabilities, net	(1,152)	—	—
Long-term insurance liabilities and other
long-term liabilities	585	1,124	10
Net cash provided by operating activities	9,382	10,804	7,835

Cash flows from investing activities:
Purchase of property and equipment	(5,045)	(9,576)	(4,656)
Business acquisition	(1,000)	—	—
Proceeds from the sale of property, plant and equipment	1,966	3,248	2,082
Net cash used in investing activities	(4,079)	(6,328)	(2,574)

Cash flows from financing activities:
Dividends paid	(10,557)	—	—
(Decrease) Increase in bank overdrafts	—	(625)	625
Debt issue costs	—	(9)	—
Proceeds from exercised stock options	—	75	124
Net cash (used in) provided by financing activities	(10,557)	(559)	749

Net increase (decrease) in cash and cash equivalents	(5,254)	3,917	6,010
Cash and cash equivalents at beginning of year	21,216	17,299	11,289
Cash and cash equivalents at end of the year	$15,962	21,216	17,299

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$28	29	33
Income taxes	$658	123	1,427

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY - Years ended September 30

(In thousands, except share amounts)

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Stockholders'
	Shares	Amount	Par Value	Earnings	Income, net	Investment
Balance as of October 1, 2017	3,303,802	$330	$36,726	$9,353	$174	$46,583

Exercise of stock options	5,801	1	123			124
Stock-based compensation			221			221
Shares granted to Directors	18,863	2	366			368
Net income				5,119		5,119
Unrealized loss on investment, net					(9)	(9)
Loss on retiree health, net					(32)	(32)
Tax reform gain on retiree health					32	32
Balance as of September 30, 2018	3,328,466	$333	$37,436	$14,472	$165	$52,406

Exercise of stock options	4,000		75			75
Stock-based compensation			227			227
Shares granted to Directors	18,863	2	361			363
Net income				1,763		1,763
Unrealized gain on investment, net					14	14
Loss on retiree health, net					(51)	(51)
Balance as of September 30, 2019	3,351,329	$335	$38,099	$16,235	$128	$54,797

Stock-based compensation			239			239
Shares granted to Directors	25,950	3	332			335
Cash dividends ($3.15 per share)				(10,557)		(10,557)
Net income				257		257
Loss on retiree health, net					(18)	(18)
Reclassification adjustment of realized gain, net					(5)	(5)
Balance as of September 30, 2020	3,377,279	$338	$38,670	$5,935	$105	$45,048

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies.

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

CASH AND CASH EQUIVALENTS –The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset. The Company considers all Treasury bills available for sale regardless of maturity and other highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Treasury bills of $5,983,000 and $17,298,000 at September 30, 2019 and September 30, 2018, respectively, have been reclassified as cash equivalents in these financial statements.

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

The Company recorded depreciation expenses for 2020, 2019 and 2018 of $7,780,000, $8,317,000 and $9,298,000, respectively. Gains and losses upon disposition are reflected in operating results in the period of disposition. Direct internal and external costs to implement computer systems and internal-use software are capitalized. Capitalized costs are depreciated over the estimated useful life of the system or software, generally 5 years, beginning when site installation or module development is complete and ready for use.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which requires lessees to recognize a right-to-use asset and a lease liability for the obligation to make lease payments measured at the present value of the lease payments for all leases with terms greater than twelve months. The provisions of this update and additional guidance in subsequent ASUs became effective for us beginning October 1, 2019. In July 2018, the FASB issued ASU No. 2018-11, “Leases” which provides an optional transition method allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, with no restatement of comparative prior periods required. We adopted the standard using this optional transition method. Upon adoption as of October 1, 2019, the Company recognized $3,873,000 in operating lease right-of-use assets, a reduction of $231,000 of other long-term liabilities related to straight-lined leases and $4,104,000 in operating lease liabilities.

2.	Related Party Agreements.

The Company provides FRP Holdings, Inc. (FRP) certain services including the services of certain shared executive officers. FRP may be considered a related party due to common significant shareholder ownership and shared common officers. A written agreement exists outlining the terms of such services and the boards of the respective companies amended and extended this agreement for one year effective April 1, 2020.

The consolidated statements of income reflect charges and/or allocation to FRP Holdings, Inc. for these services of $1,283,000, $1,398,000, and $1,441,000 for fiscal 2020, 2019 and 2018, respectively. Included in the charges above are amounts recognized for corporate executive stock-based compensation expense. These charges are reflected as a reduction to Patriot corporate expenses.

We employ an allocation method to allocate said expenses and thus we believe that the allocations to FRP are a reasonable approximation of the costs related to FRP’s operations, but any such related-party transactions cannot be presumed to be carried out on an arm’s-length basis.

3.	Debt.

On December 28, 2018 the Company entered into a First Amendment to the 2015 Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"), effective December 14, 2018. The Credit Agreement modifies the Company's prior Credit Agreement with Wells Fargo, dated January 30, 2015. The Credit Agreement establishes a five year revolving credit facility with a maximum facility amount of $35 million, with a separate sublimit for standby letters of credit. The credit facility limit may be increased to $50 million upon request by the Company, subject to the lender's discretion and the satisfaction of certain conditions. The interest rate under the Credit Agreement will be a maximum of 1.50% over LIBOR, which may be reduced quarterly to 1.25% or 1.0% over LIBOR if the Company meets a specified ratio of consolidated total debt to consolidated total capital. A commitment fee of 0.144% per annum is payable quarterly on the unused portion of the commitment but the amount may be reduced to 0.1145% or 0.086% if the Company meets a specified ratio of consolidated total debt to consolidated total capital. As of September 30, 2020, we had no outstanding debt borrowed on this revolver, $3,040,000 in commitments under letters of credit and $31,960,000 available for additional borrowings.

The letter of credit fee is 1%, the commitment fee is 0.086% and the applicable interest rate for borrowings would have been 1.149% on September, 2020.

This credit agreement contains certain conditions, affirmative financial covenants and negative covenants including a minimum tangible net worth. The Company was in compliance with all of its loan covenants as of September 30, 2020.

4.	Leases.

The Company leases certain assets under operating leases, which primarily consist of real estate leases for the corporate office and some of our terminal locations and 30 full-service leased 2019 model year tractors. Certain operating leases provide for renewal options, which can vary by lease and are typically offered at their fair rental value. The Company has not made any residual value guarantees related to its operating leases. Operating leases with an initial term of more than 12 months are included in our Consolidated Balance Sheets as discounted liabilities and corresponding right-of-use assets consisting of the following (in thousands):

Asset (Liability)
Balance
September 30, 2020
Right-of-use assets	$2,964
Lease liabilities, current	$(1,065)
Lease liabilities, long-term	$(2,073)

As the Company’s operating leases do not provide an implicit rate, the Company utilized its incremental borrowing rate determined by obtaining a quote from their lender and applied to the individual leases. The assumptions underlying the calculation of the Company’s right-of-use assets and lease liabilities are disclosed below.

	September 30, 2020
	Weighted-average	Weighted-average
	Remaining lease term	Discount rate
Revenue equipment and other leases	2.9 years	3.50%
Real estate leases	3.4 years	3.25%

Future minimum annual lease payments for assets under operating leases as of September 30, 2020 are as follows (in thousands):

Fiscal Year	Total
2021	1,153
2022	987
2023	797
2024	295
2025	7
Thereafter	—
Total future minimum lease payments	$3,239
Less: Imputed interest	(257)
Present value of operating lease liabilities	$2,982

Aggregate expense under operating leases was $1,216,000, $1,549,000 and $1,274,000 for 2020, 2019 and 2018, respectively. Certain operating leases include rent escalation provisions, which are recognized as expense on a straight-line basis.

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

The following details the computations of the basic and diluted earnings per common share (dollars and shares in thousands, except per share amounts):

	Years Ended September 30
	2020	2019	2018
Common shares:

Weighted average common shares
outstanding during the period -
shares used for basic earnings
per common share	3,369	3,342	3,318

Common shares issuable under share
based payment plans which are
potentially dilutive	1	1	2

Common shares used for diluted
earnings per common share	3,370	3,343	3,320

Net income	$257	1,763	5,119
Earnings per common share:
Basic	$.08	.53	1.54
Diluted	$.08	.53	1.54

For 2020 and 2019, 380,829 and 181,983 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

Post Spin-Off Patriot Incentive Stock Plan

As part of the spin-off transaction, the Board of Directors of the Company adopted the Patriot Transportation Holding, Inc. Incentive Stock Plan. (“Patriot Plan”) in January, 2015. In exchange for all outstanding FRP options held on January 30, 2015, existing Company directors, officers and key employees holding option grants in the FRP Stock Option Plan(s) were issued new grants in the Patriot and FRP Plans based upon the relative value of Patriot and FRP immediately following the completion of the spin-off with the same remaining terms. All related compensation expense has been allocated to the Company (rather than FRP) and included in corporate expenses. The number of common shares available for future issuance in the Patriot Plan was 163,400 at September 30, 2020.

On January 30, 2020, the Company paid an extraordinary dividend of $3.00 per share to all shareholders of record. In accordance with Section 4.2 of the 2006 Stock Incentive Plan, Section 11 of the 2014 Equity Incentive Plan, and Section 409A of the Internal Revenue Code, the Company has adjusted the terms of all stock option grants outstanding and the stock appreciation rights as of the close of business on January 30, 2020.

Patriot utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant or modification. The revised assumptions due to the revaluation are dividend yield of 4.16%, expected volatility between 22% and 30%, risk-free interest rate of 1.5 to 1.7% and expected life of 0.8 to 6.9 years.

The dividend yield of 4.16% was based on the anticipated regular quarterly dividend at the date of modification for the extraordinary dividend. Expected volatility is estimated based on historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant or modification with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

In December 2016, the Company approved and issued a long-term performance incentive to an officer in the form of stock appreciation rights. As adjusted for the extraordinary dividend the Company granted 132,286 stock appreciation rights. The adjusted market price of the grant was $16.82, and the executive will get a cash award at age 65 based upon the stock price at that date compared to the adjusted market price of $16.82 but in no event will the award be less than $500,000. The Company is expensing the fair value of the award over the 9.1 year vesting period to the officer’s attainment of age 65, with periodic adjustments to the liability estimate based upon changes in the assumptions used to calculate the estimated liability. The accrued liability under this plan as of September 30, 2020 and 2019 was $342,000 and $252,000, respectively.

The annual director stock grant was 25,950 shares in fiscal 2020 at $12.90, 18,863 shares in fiscal 2019 at $19.25, and 18,863 shares in fiscal 2018 at $19.53, based on the market prices indicated on the date of the grants.

The Company recorded the following stock compensation expense in its consolidated statements of income (in thousands):

	Years Ended September 30
	2020	2019	2018
Stock option grants	$239	227	221
Annual director stock award	335	363	368
	$574	590	589

A summary of Company stock options is presented below (in thousands, except share and per share amounts):

		Weighted	Weighted	Weighted
	Number	Average	Average	Average
	Of	Exercise	Remaining	Grant Date
Options	Shares	Price	Term (yrs)	Fair Value(000's)

Outstanding at
October 1, 2017	150,255	$22.16	6.3	$1,259
Granted	33,960	18.57		240
Exercised	(5,801)	21.44		(53)
Forfeited	(5,319)	22.03		(48)
Outstanding at
September 30, 2018	173,095	$21.49	6.3	$1,398
Granted	29,920	20.10		240
Exercised	(4,000)	18.84		(31)
Forfeited	(10,000)	18.24		(76)
Outstanding at
24

September 30, 2019	189,015	$21.49	6.3	$1,531
Term Adjustment	148,877
Granted	68,865	18.40		275
Forfeited	(6,035)	23.99		(57)
Outstanding at
September 30, 2020 (a)	400,722	$14.96	6.6	$1,749
Exercisable at
September 30, 2020	191,597	$16.09	4.8	$1,002
Vested during
twelve months ended
September 30, 2020	39,070			$204

(a)	The Company stock option intrinsic values were adjusted as of January 30, 2020, the date of the extraordinary dividend. Stock option activity, including the weighted average exercise price, was not retroactively adjusted.

The following table summarizes information concerning stock options outstanding at September 30, 2020:

	Shares	Weighted	Weighted
Range of Exercise	Under	Average	Average
Prices per Share	Option	Exercise Price	Remaining Life

Non-exercisable:
$12.00 – $15.00	183,455	13.66	8.6
$15.01 - $18.76	25,669	15.90	5.9
	209,124	$13.94	8.3	Years
Exercisable:
$12.00 - $15.00	69,901	13.69	4.1
$15.01 - $18.76	91,390	16.35	5.6
$18.77 - $23.46	30,307	20.83	3.7
	191,598	$16.09	4.8	Years
Total (a)	400,722	$14.96	6.6	Years

(a)	The Company stock option intrinsic values were adjusted as of January 30, 2020, the date of the extraordinary dividend. Stock option activity, including the weighted average exercise price, was not retroactively adjusted.

There were no exercisable or outstanding in-the-money options based on the Company’s market closing price of $8.95 on September 30, 2020.

The realized tax benefit from option exercises during fiscal 2020 was $11,000 which pertained to FRP options exercised that were granted to persons employed by Patriot. The unrecognized compensation expense of Patriot options granted as of September 30, 2020 was $540,000, which is expected to be recognized over a weighted-average period of 3.2 years.

7. Income Taxes.

Fiscal 2018 net income included $3,444,000 due to a deferred tax benefit resulting from revaluing the company’s net deferred tax liabilities per the Tax Cuts and Jobs Act of 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate was phased in, resulting in a U.S. statutory federal rate of approximately 24.28% for our fiscal year ending September 30, 2018, and 21% for fiscal years 2019 and 2020. The effective tax rate including the effect of state income taxes, but not including excess tax benefits from stock option exercises was 30.5% for fiscal 2018 and 27.5% for fiscal 2019 and 2020. The tax rate for any year could be higher due to the impact of net worth taxes, permanent differences, and penalties and interest on lower than projected book income.

The provision for or benefit from income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2020	2019	2018
Current:
Federal	$952	227	865
State	280	92	304
	1,232	319	1,169
Deferred	(1,142)	311	(4,091)

Total	$90	630	(2,922)

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2020	2019	2018
Amount computed at statutory
Federal rate	$75	474	532
State income taxes (net of Federal
income tax benefit)	14	146	131
Excess tax benefits from stock option exercises	—	—	(170)
Gain on rate change due to Tax Cut and Jobs
Act of 2017	—	—	(3,444)
Other, net	1	10	29
Provision for income taxes	$90	630	(2,922)

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

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2020	2019
Deferred tax liabilities:
Property and equipment	$6,303	7,178
Prepaid expenses	520	624
Gross deferred tax liabilities	6,823	7,802
Deferred tax assets:
Insurance liabilities	711	599
Employee benefits and other	1,024	966
Gross deferred tax assets	1,735	1,565
Net deferred tax liability	$5,088	6,237

The Company has no unrecognized tax benefits.

Tax returns in the U.S. and various states are subject to audit by taxing authorities. As of September 30, 2020, the earliest tax year that remains open for audit in the Unites States is 2015. We do not have any material unpaid assessments.

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

The accrued insurance liability at September 30 is summarized as follows (in thousands):

	2020	2019
Accrued insurance, current portion	$1,210	1,339
Prepaid insurance claims	(1,182)	(1,607)
Accrued insurance, non-current	1,886	1,339
Total accrued insurance reported on the Company’s balance sheet	$1,914	1,071
Captive agreement assets	2,233	3,143
Gross insurance liability estimate	$4,147	4,214

9. Employee Benefits.

The Company and certain subsidiaries and related entities (FRP) have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. Patriot contributes to a participant’s account an amount equal to 50% (with certain limits) of the participant’s contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company’s cost was $534,000 in 2020, $780,000 in 2019 and $784,000 in 2018.

The Company has a Management Security Plan (MSP) for certain key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. The expense for fiscal 2020, 2019 and 2018 was $19,000, $20,000 and $22,000, respectively. The accrued benefit related to the Company under this plan as of September 30, 2020 and 2019 was $518,000 and $567,000, respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for Patriot. The plan is contributory and unfunded. The Company accrues its allocated estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan related to the Company as of September 30, 2020 and 2019 was $236,000 and $221,000, respectively. The net periodic postretirement benefit credit or cost allocated to the Company was ($12,000), ($58,000) and ($32,000) for fiscal 2020, 2019 and 2018, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 3.0% for 2020, 3.7% for 2019 and 3.7% for 2018. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 3.0% for 2020, 3.73% for 2019, and 3.73% for 2018. No medical trend is applicable because the Company’s share of the cost is frozen.

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

At September 30, 2020 and September 30, 2019, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximate their fair value based upon the short-term nature of these items.

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

Customers: During fiscal 2020, the Company’s ten largest customers accounted for approximately 62.0% of our revenue and one of these customers accounted for 21.1% of our revenue. Accounts receivable from the ten largest customers was $3,121,000 and $4,264,000 at September 30, 2020 and September 30, 2019 respectively. The loss of one or more of our major customers could have a material adverse effect on the Company’s revenues and income.

Deposits: Cash and cash equivalents are comprised of cash and an FDIC insured investment account at Wells Fargo Bank, N.A. The balance in the cash account may exceed FDIC limits.

13. Unusual or Infrequent Items Impacting Results.

The Company recorded gains due to the reversal of the estimated contingent liability related to the Danfair acquisition. The earned payout liability, estimated to be $425,000 on the date of acquisition, was later determined to be approximately $85,000 based upon the total revenues for the 12 months following the acquisition. Changes in the estimated earned payout liability, up to the total contractual amount, were reflected in our results of operations in the periods in which they are identified. The Company recorded gains during the third and fourth quarters in 2020 of $150,000 and $190,000, respectively.

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

14. Goodwill and Intangible Assets.

The changes in gross carrying amounts of goodwill are as follows (in thousands):

Goodwill
October 1, 2017	$3,431
No activity	—
September 30, 2018	3,431
No activity	—
September 30, 2019	3,431
Danfair Transport acquisition	206
September 30, 2020	$3,637

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

The gross amounts and accumulated amortization (including impairment) of identifiable intangible assets are as follows (in thousands):

	September 30, 2020		September 30, 2019
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer value	4,440	3,492	4,004	3,303
Trade name	72	72	72	72
Non-compete	74	66	62	62
	$4,586	$3,630	$4,138	$3,437

Amortization expense for intangible assets was $193,000 for 2020 and it is included in sales, general and administrative expense. The trade names are amortized on a straight-line basis over the estimated useful life of three and a half years. Customer values are amortized based on the straight-line basis over the estimated remaining useful lives of ten to eleven years. Non-compete agreements are amortized based on a straight-line basis over the term of the non-compete agreement, typically three to five years.

Estimated amortization expense for the five succeeding years follows (in thousands):

Amount
2021	$201
2022	201
2023	197
2024	133
2025	44
Total	$776

15. Business Acquisition.

The Company acquired certain assets of Danfair Transport out of Americus, GA on November 4, 2019.

The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the business based upon the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Consideration:

Fair value of consideration transferred	(1,425)

Acquisition related costs expensed	$38

Recognized amounts of identifiable assets acquired and
liabilities assumed:
Property and equipment	$759
Prepaid tires	25
Customer relationships	436
Non-compete agreement	12
Vacation liability assumed	(13)
Total identifiable net assets assumed	$1,219
Goodwill	206
Total	$1,425

The goodwill recorded resulting from the acquisition is tax deductible. The earned payout liability, estimated to be $425,000 on the date of acquisition, was later determined to be approximately $85,000 based upon the total revenues for the 12 months following the acquisition. Changes in the estimated earned payout liability, up to the total contractual amount, were reflected in our results of operations in the periods in which they are identified. During fiscal year 2020 the Company recorded gains of $340,000 on the contingent consideration. The potential range of the earned payout was zero to $800,000.

16. Subsequent Event

On December 4, 2020 the Company’s Board of Directors declared a special cash dividend of $3.00 per share, or approximately $10 million in the aggregate, on the Company’s outstanding common stock. This one-time, special dividend is payable on December 30, 2020, to shareholders of record at the close of business on December 17, 2020.

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

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors

Patriot Transportation Holding, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years ended September 30, 2020, 2019 and 2018, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of their operations and their cash flows for the years ending September 30, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of October 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended.

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

December 11, 2020

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

John D. Klopfenstein

Controller, Treasurer and Chief Accounting Officer

James N. Anderson IV

Vice President of Safety and Risk Management

Patriot Transportation Holding, Inc.

200 West Forsyth Street, 7th Floor

Jacksonville, Florida, 32202

Telephone: (904) 396-5733

Annual Meeting

Due to the social distancing guidelines from the CDC, this year our Annual Shareholders meeting will be held virtually at 11 a.m. Eastern Standard Time on Wednesday, February 3, 2021. All shareholders are cordially invited to attend the Annual Shareholders meeting via a weblink titled “2021 Annual Shareholders Meeting” which will be posted on our website at www.patriottrans.com under Investor Relations.

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

